WILLIAMS-SONOMA, INC.

2007 ANNUAL REPORT

Annual Meeting of Shareholders
June 11, 2008

LETTER TO SHAREHOLDERS

WILLIAMS-SONOMA, INC.

2007 ANNUAL REPORT

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A LETTER TO OUR SHAREHOLDERS

Fiscal 2007 was a challenging year for Williams-Sonoma, Inc. as the housing sector experienced one of its most significant downturns in 40 years. This downturn resulted in substantial volatility in the financial markets and depressed growth rates in the home furnishings industry overall. Despite these external factors, however, we believe our results reflect the strength of our brands, the power of our multi-channel strategy, and our proven ability to optimize profitability in a rapidly changing business climate.

Our Fiscal 2007 Financial Results

Net revenues in fiscal 2007 – a 53-week year versus 52 weeks in 2006 – increased 5.8% to $3.9 billion. In our core brands – Williams-Sonoma, Pottery Barn, and Pottery Barn Kids – net revenues increased 3.4%. In our emerging brands – West Elm, PBteen, and Williams-Sonoma Home – net revenues increased 36.0%. Comparable store sales increased 0.3%, and Internet revenues increased 19.0%. Diluted earnings per share, however, decreased 1.7% to $1.76 per share, while still generating $246 million in net cash from operating activities. During the year, we returned nearly $240 million in cash to our shareholders through a combination of share repurchases and dividends. We ended the year with a cash balance of $119 million, after internally funding all growth and infrastructure initiatives – including $212 million in capital expenditures.

Progress on Our Strategic Initiatives

In fiscal 2007, we made substantial progress on the strategic initiatives that we set for ourselves at the beginning of the year. The first of these initiatives was the revitalization of the Pottery Barn brand, where we began to differentiate our product assortment, reinstate our value proposition, and refine our direct-to-customer contact strategies. We also expanded the reach of the West Elm brand, which increased its retail leased square footage by 28.3% and ended the year with 27 stores, and improved the operating performance of Williams-Sonoma Home.

Supply Chain Advancements

In our supply chain, we successfully in-sourced the operations of our west coast furniture hub, which currently processes approximately 10% of our national furniture volume. This change, which mirrors the change we made on the east coast in 2006, is expected to improve the delivery experience for our customers and reduce furniture return rates. We also significantly increased our monogramming and personalization capabilities, expanded our upholstered furniture operations, and reengineered our returns processing network in an effort to improve our customer service while reducing our operating costs.

Next Generation Technology

In information technology, we continued the rollout of our new retail inventory management system to the Pottery Barn, West Elm, and Williams-Sonoma Home brands. This system allows us to optimize the flow of inventory and improve the in-stock position in our retail stores. We also implemented new functionality in our direct-to-customer marketing systems, which is allowing us to significantly reduce catalog circulation and improve the relevancy of our on-line marketing.

In e-commerce, we launched our first "next generation" website in the Williams-Sonoma brand, and will begin rolling out similar features and functionality to our other brands in 2008. In fiscal 2007, for the first time, our Internet sales exceeded $1 billion – ranking us twentieth among America's top e-retailers.

Looking Forward

As we look forward to 2008, we believe that we will be operating in one of the most difficult retail environments that we have seen in many years. While we are encouraged by the growth opportunities that we see ahead in both our core and emerging brands, we believe short-term sector declines are likely and that revenue growth in 2008 could be negative. Given this belief, we have taken decisive action to drive down operating costs and reduce inventory levels to the extent that these actions do not affect service levels to our customers. We are committed to improving our operations and processes on all levels, from global sourcing to supply chain to inventory management. At the same time, we are remaining focused on continuous improvements in customer satisfaction, channel interaction, and vertical integration. Our approach in this environment will not be "business as usual".

Also during this time, it is critically important that we remain focused on the long-term. As such, we will capitalize on the opportunities that this economic downturn will create for "best-of-class" retailers and invest in those initiatives that will strategically position us for accelerated growth when the economy rebounds and consumers begin reinvesting in their homes.

Increase in Quarterly Dividend

While we recognize the challenges of the current economic environment, we continue to approach the future with confidence – including our ability to generate cash flows in excess of the funding requirements necessary to grow and operate our business. Based on this confidence – combined with our current cash position and projected future cash flows – we recently increased our cash dividend per share by 4.3%, from $0.115 per quarter to $0.12 per quarter – in addition to our share repurchase program. Currently, we are authorized to repurchase up to $150 million of our common stock. In fiscal 2007, we repurchased approximately 6.2 million shares of our common stock at an aggregate cost of approximately $190 million.

A Vision for the Future

As we look beyond the macro headwinds facing the home furnishings industry today, we are optimistic about our competitive positioning in the marketplace and our ability to generate long-term value for our shareholders. With adversity comes opportunity, and we are excited about the opportunities that lie before us. I would like to offer my sincere thanks to our associates, vendors, and customers who contribute every day to the future of our company. I would also like to thank you, our shareholders, for your continued support.

W. Howard Lester
Chairman of the Board of Directors and Chief Executive Officer



This letter contains forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended February 3, 2008, which is part of this Annual Report to Shareholders, for important cautionary language regarding these statements.

FORM 10-K

WILLIAMS-SONOMA, INC.

2007 ANNUAL REPORT

Form 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2008.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-14077

WILLIAMS-SONOMA, INC.

(Exact name of registrant as specified in its charter)

California	**94-2203880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA	**94109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value	New York Stock Exchange, Inc.
(Title of class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 29, 2007, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $2,704,746,000. It is assumed for purposes of this computation that an affiliate includes all persons as of July 29, 2007 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the registrant's Williams-Sonoma, Inc. Stock Fund.

As of March 2, 2008, 105,351,910 shares of the registrant's Common Stock were outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2008 Annual Meeting of Shareholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, have been incorporated in Part III hereof, and portions of our 2007 Annual Report to shareholders have been incorporated in Part II hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and operating results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation: any projections of earnings, revenues or financial items, including future comparable store sales, projected capital expenditures, the impact of new accounting pronouncements, our fiscal 2008 income tax provision and our effective tax rate; statements related to the use of our available cash, including statements related to the payment of dividends and our stock repurchase program; statements related to the plans, strategies, initiatives and objectives of management for future operations; statements related to our plans to increase retail leased square footage, including the opening of new retail stores and expansion or remodeling of additional stores; statements related to improving the furniture delivery experience for customers and reducing furniture return rates; statements related to the rollout of our new retail inventory management system; statements related to improving the relevancy of our marketing interaction with customers and optimizing catalog response rates; statements related to new features and functionality in our websites; statements related to intensifying e-commerce marketing; statements related to identifying new customers; statements relating to the ongoing rollout of our Pottery Barn revitalization initiatives; statements relating to cost reduction initiatives, including improving the overall productivity of our advertising costs, reducing customer returns, replacements and damages, and improving efficiency in our domestic supply chain; statements related to cost increases; statements related to driving down inventory levels; statements related to indemnifications under our agreements; statements related to legal proceedings; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED FEBRUARY 3, 2008

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The direct-to-customer segment of our business sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). The catalogs reach customers throughout the U.S., while the five retail concepts, as of February 3, 2008, operated 600 stores in 44 states, Washington, D.C. and Canada.

Based on net revenues in fiscal 2007, retail net revenues accounted for 57.8% of our business and direct-to-customer net revenues accounted for 42.2% of our business. Based on their contribution to our net revenues in fiscal 2007, the core brands in both the retail and direct-to-customer channels are: Pottery Barn, which sells casual home furnishings; Williams-Sonoma, which sells cooking and entertaining essentials; and Pottery Barn Kids, which sells stylish children's furnishings.

We were founded in 1956 by Charles E. Williams, currently a Director Emeritus, with the opening of our first store in Sonoma, California. Today, the Williams-Sonoma stores offer a wide selection of culinary and serving equipment, including cookware, cookbooks, cutlery, informal dinnerware, glassware, table linens, specialty foods and cooking ingredients. Our direct-to-customer business began in 1972 when we introduced our flagship catalog, "A Catalog for Cooks," which marketed the Williams-Sonoma brand.

In 1983, we internally developed the Hold Everything catalog to offer innovative solutions for household storage needs by providing efficient organization solutions for every room in the house. The first Hold Everything store opened in 1985.

In 1986, we acquired Pottery Barn, a retailer of casual home furnishings, and in 1987 launched the first Pottery Barn catalog. Pottery Barn features a large assortment of home furnishings and furniture that we design internally and source from around the world to create a dynamic look in the home.

In 1989, we developed Chambers, a mail order merchandiser of high quality linens, towels, robes, soaps and accessories for the bed and bath.

In 1999, we launched both our Williams-Sonoma e-commerce website and our Williams-Sonoma bridal and gift registry. In addition, we launched the Pottery Barn Kids catalog.

In 2000, we opened our first Pottery Barn Kids stores across the U.S. In addition, we introduced our Pottery Barn e-commerce website and created Pottery Barn Bed and Bath, a catalog dedicated to bed and bath products.

In 2001, we launched our Pottery Barn Kids e-commerce website, Pottery Barn gift and bridal registry, and Pottery Barn Kids gift registry. Additionally, in 2001, we opened five new retail stores (two Williams-Sonoma, two Pottery Barn and one Pottery Barn Kids) in Toronto, Canada, our first stores operated by us outside of the U.S.

In 2002, we launched our West Elm catalog. The brand targets design conscious consumers looking for a modern aesthetic to furnish and accessorize their living spaces with quality products at accessible price points. West Elm offers a broad range of home furnishing categories including furniture, textiles, decorative accessories, lighting and tabletop items.

In 2003, we launched our West Elm e-commerce website, opened our first West Elm retail store and launched our PBteen brand with the introduction of the PBteen catalog. PBteen offers exclusive collections of home furnishings and decorative accessories that are specifically designed to reflect the personalities of the teenage market. In late 2003, we launched our PBteen e-commerce website.

In 2004, the Chambers brand was retired as a result of the launch of Williams-Sonoma Home, our newest brand. This premium brand, offering classic home furnishings and decorative accessories, extends the Williams-Sonoma lifestyle beyond the kitchen into every room of the home.

In 2005, we opened our first three Williams-Sonoma Home stores and, in 2006, we launched our Williams-Sonoma Home e-commerce website.

In 2006, after testing five new prototype stores and several merchandise assortment transitions throughout 2004 and 2005, we decided to transition the merchandising strategies of the Hold Everything brand into our other existing brands. All of our Hold Everything retail stores were closed during late 2005 and the first quarter of fiscal 2006, and the final phase of our operational shutdown was completed in the second quarter of fiscal 2006.

RETAIL STORES

The retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). As of February 3, 2008, we operated 600 retail stores, located in 44 states, Washington, D.C. and Canada. This represents 256 Williams-Sonoma, 198 Pottery Barn, 94 Pottery Barn Kids, 27 West Elm, 9 Williams-Sonoma Home and 16 Outlet stores (our Outlet stores carry merchandise from all merchandising concepts).

In fiscal 2008, we expect to increase retail leased square footage by approximately 8% through the addition of 29 net new stores, including 31 new stores (12 West Elm, 7 Pottery Barn, 7 Williams-Sonoma, 2 Pottery Barn Kids, 1 Williams-Sonoma Home and 2 Outlet) and 20 remodeled or expanded stores (11 Williams-Sonoma, 7 Pottery Barn and 2 Pottery Barn Kids), partially offset by the permanent closure of 4 stores (3 Pottery Barn and 1 Williams-Sonoma) and the temporary closure of 18 stores (11 Williams-Sonoma, 5 Pottery Barn and 2 Pottery Barn Kids). The average leased square footage for new and expanded stores in fiscal 2008 will be approximately 17,000 leased square feet for Outlet, 16,400 leased square feet for Pottery Barn, 15,300 leased square feet for West Elm, 13,000 leased square feet for Williams-Sonoma Home, 9,600 leased square feet for Pottery Barn Kids and 7,100 leased square feet for Williams-Sonoma.

The retail business complements the direct-to-customer business by building brand awareness. Our retail stores serve as billboards for our brands, which we believe inspires confidence in our customers to shop via our direct-to-customer channels.

Detailed financial information about the retail segment is found in Note M to our Consolidated Financial Statements.

DIRECT-TO-CUSTOMER OPERATIONS

The direct-to-customer segment has six merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm and Williams-Sonoma Home) and sells products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). Of these six merchandising concepts, the Pottery Barn brand and its extensions have been the major source of revenue growth in the direct-to-customer segment for the last several years, which we believe reflects our continuing investment in product design, product quality and multi-channel marketing.

The direct-to-customer channel over the past several years has been strengthened by the introduction of e-commerce websites in all of our core brands and the launching of our newest brands: West Elm, PBteen and Williams-Sonoma Home. Although the amount of e-commerce revenues that are incremental to our direct-to-customer channel cannot be identified precisely, we estimate that approximately 40% of our company-wide non-gift registry Internet revenues are incremental to the direct-to-customer channel and approximately 60% are driven by customers who recently received a catalog.

Consistent with our published privacy policies, we send our catalogs to addresses from our proprietary customer list, as well as to addresses from lists of other mail order merchandisers, magazines and companies with whom we establish a business relationship. In accordance with prevailing industry practice and our privacy policies, we primarily rent our list to select merchandisers. Our customer mailings are continually updated to include new prospects and to eliminate non-responders.

The direct-to-customer business complements the retail business by building brand awareness and acting as an effective advertising vehicle. In addition, we believe that our mail order catalogs and the Internet act as a cost-efficient means of testing market acceptance of new products and new brands.

Detailed financial information about the direct-to-customer segment is found in Note M to our Consolidated Financial Statements.

SUPPLIERS

We purchase our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which accounted for approximately 3.5% of our purchases during fiscal 2007. Approximately 60% of our merchandise purchases in fiscal 2007 were foreign-sourced from vendors in 43 countries, primarily from Asia and Europe. Approximately 95% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars.

COMPETITION AND SEASONALITY

The specialty retail business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, including large department stores, discount stores, other specialty retailers offering home centered assortments, other mail order catalogs and other e-commerce websites. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies. We compete on the basis of our brand authority, the quality of our merchandise, service to our customers and our proprietary customer list, as well as the location and appearance of our stores. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our net revenues and net earnings have been realized during the period from October through December, and levels of net revenues and net earnings have generally been lower during the period from January through September. We believe this is the general pattern associated with the direct-to-customer and retail industries. In anticipation of our peak season, we hire a substantial number of additional temporary employees in our retail stores, call centers and distribution centers, and incur significant fixed catalog production and mailing costs.

PATENTS, TRADEMARKS, COPYRIGHTS AND DOMAIN NAMES

We own and/or have applied to register over 50 separate trademarks and service marks. We own and/or have applied to register our marks in the U.S., Canada and approximately 30 additional jurisdictions. Exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries under license. These marks include the core brand names or house marks for our subsidiaries, as well as brand names for selected products and services. The house marks in particular, including "Williams-Sonoma," the Williams-Sonoma Grande Cuisine logo, "Pottery Barn," "pottery barn kids," "PBteen," "west elm" and "Williams-Sonoma Home" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We own numerous copyrights and trade dress rights for our products, product packaging, catalogs, books, house publications, website designs and store designs, among other things, which are also used by our subsidiaries under license. We hold patents on certain product functions and product designs. Patents are generally valid for 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "pbteen.com," "westelm.com," "wshome.com," and "williams-sonomainc.com." Collectively, the trademarks, copyrights, trade dress rights and domain names that we hold are of material importance to us.

EMPLOYEES

As of February 3, 2008, we had approximately 39,000 employees, approximately 8,300 of whom were full-time employees. During the fiscal 2007 peak season (defined as the period from October through December), we hired approximately 16,500 temporary employees in our retail stores, call centers and distribution centers.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials with the SEC electronically. You may also obtain copies of our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements, free of charge, on our website at www.williams-sonomainc.com.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

We must successfully identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands. Consumer preferences cannot be predicted with certainty and may change between selling seasons. Changes in customer preferences and buying trends may also affect our brands differently. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, either of which would negatively impact our business and operating results.

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside the United States. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to twelve months in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors may also not have the capacity to handle our demands. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Our business depends, in part, on factors affecting consumer spending that are out of our control.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, disposable consumer income, fuel prices, recession and fears of recession, war and fears of war, inclement weather, consumer debt, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. These factors may also affect our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending could reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

We face intense competition from companies with brands or products similar to ours.

The specialty retail and direct-to-customer business is highly competitive. Our specialty retail stores, mail order catalogs and e-commerce websites compete with other retail stores, other mail order catalogs and other e-commerce websites that market lines of merchandise similar to ours. We compete with national, regional and local businesses utilizing a similar retail store strategy, as well as traditional furniture stores, department stores and specialty stores. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors and an increase in competition from established companies.

The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands or preferences better than our competitors;
- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments;
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups and tastes, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our consumers on a timely basis and minimize returns, replacements, and damaged products.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

We depend on key domestic and foreign agents and vendors for timely and effective sourcing of our merchandise, and we are subject to various risks and uncertainties that might affect our vendors' ability to produce quality merchandise.

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which they sell to us, or discontinue selling to us, at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our merchandise.

Any inability to acquire suitable merchandise on acceptable terms or the loss of one or more of our key agents or vendors could have a negative effect on our business and operating results because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new agents or vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase.

In addition, we are subject to certain risks, including availability of raw materials, labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, and general economic and political conditions, that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at a price that is commercially acceptable. For these or other reasons, one or more of our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. In addition, our vendors may have difficulty adjusting to our changing demands and growing business. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an attendant increase in our routine litigation costs. Further, any merchandise that does not meet our quality standards could become subject to a recall, which would damage our reputation and brands, and harm our business.

Our dependence on foreign vendors and our increased overseas operations subject us to a variety of risks and uncertainties.

In fiscal 2007, we sourced our products from vendors in 43 countries outside of the United States. Approximately 60% of our merchandise purchases were foreign-sourced, primarily from Asia and Europe. Our dependence on foreign vendors means that we may be affected by declines in the relative value of the U.S. dollar to other foreign currencies. For example, any upward valuation in the Chinese yuan, the euro, or any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Although approximately 95% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs.

We are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, concerns over anti-dumping, work stoppages, economic uncertainties (including inflation), foreign government regulations, employment matters, wars and fears of war, political unrest, natural disasters and other trade restrictions. We cannot predict whether any of the countries in which our products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions. Our overseas operations in Europe and Asia could also be affected by changing economic and political conditions in foreign countries, which could have a negative effect on our business, financial condition and operating results.

In addition, although we continue to improve our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards such as fair labor standards and the prohibition on child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. If either of these occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

Our overseas operations are subject to certain U.S. laws applicable to us, including the Foreign Corrupt Practices Act. We must ensure that the employees in our overseas operations comply with these laws. If any of our overseas operations, or our employees or agents, violates such U.S. laws, we could become subject to sanctions, which could negatively affect our business and operating results.

The growth of our sales and profits depends, in large part, on our ability to successfully open new stores.

In each of the past three fiscal years, the majority of our net revenues have been generated by our retail stores. Our ability to open additional stores successfully will depend upon a number of factors, including:

- our identification and availability of suitable store locations;
- our success in negotiating leases on acceptable terms;

- our ability to secure required governmental permits and approvals;
- our hiring and training of skilled store operating personnel, especially management;
- our timely development of new stores, including the availability of construction materials and labor and the absence of significant construction and other delays in store openings based on weather or other events;
- the availability of financing on acceptable terms, if at all; and
- general economic conditions.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that the information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in the types of merchandise that we sell and in the pricing of our products may reduce the number of suitable store locations. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays. Construction and other delays in store openings could have a negative impact on our business and operating results. We may not be able to open new stores or, if opened, operate those stores profitably.

We must timely and effectively deliver merchandise to our stores and customers.

We cannot control all of the various factors that might affect our fulfillment rates in direct-to-customer sales and timely and effective merchandise delivery to our stores. We rely upon third party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from all of our stores. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to our customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather, natural disasters and possible acts of terrorism associated with such carriers' ability to provide delivery services to meet our shipping needs. Failure to deliver merchandise in a timely and effective manner could damage our reputation and brands. In addition, fuel costs have increased substantially and airline and other transportation companies struggle to operate profitably, which could lead to increased fulfillment expenses. The increased fulfillment costs could negatively affect our business and operating results by increasing our transportation costs and decreasing the efficiency of our shipments.

Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business.

Our direct-to-customer business depends on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations and our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone service or power outages, inadequate system capacity, system issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, disruptions in our third party labor contracts, natural disasters or adverse weather conditions. These problems could result in a reduction in sales as well as increased selling, general and administrative expenses.

In addition, we face the risk that we cannot hire enough qualified employees, or that there will be a disruption in the labor we hire from our third party providers, especially during our peak season, to support our direct-to-customer operations, due to circumstances that reduce the relevant workforce. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, any of which could result in an interruption in our business.

Our retail stores, corporate offices, distribution centers, infrastructure projects and direct-to-customer operations, as well as the operations of vendors from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

We experience fluctuations in our comparable store sales.

Our success depends, in part, upon our ability to increase sales at our existing stores. Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, increased catalog circulation, continued strength in our Internet business and fluctuation in foreign exchange rates. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused and may continue to cause our comparable store sales results to differ materially from prior periods and from earnings guidance we have provided.

Our comparable store sales have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable store sales will continue to fluctuate in the future. Past comparable store sales are no indication of future results, and comparable store sales may decrease in the future. Our ability to maintain and improve our comparable store sales results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable store sales expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.

Our failure to successfully manage the costs and performance of our catalog mailings might have a negative impact on our business.

Postal rate increases, paper costs, printing costs and other catalog distribution costs affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, which could be changed or discontinued at any time. Our cost of paper has fluctuated significantly during the past three fiscal years, and our paper costs are expected to increase in the future. Future increases in postal rates, paper costs or printing costs would have a negative impact on our operating results to the extent that we are unable to offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

We have historically experienced fluctuations in customer response to our catalogs. Customer response to our catalogs is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom the catalogs are mailed, changes in mailing strategies, and the sizing and timing of delivery of the catalogs. In addition, environmental organizations and other consumer advocacy groups may attempt to create an unfavorable impression of our paper use in catalogs and our distribution of catalogs generally. In addition, we depend upon external vendors to print our catalogs. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery. The timing of catalog delivery has been and can be affected by postal service delays. Any delays in the timing of catalog delivery could cause customers to forego or defer purchases.

We must successfully manage our Internet business.

The success of our Internet business depends, in part, on factors over which we have limited control. We must successfully respond to changing consumer preferences and buying trends relating to Internet usage. We are also vulnerable to certain additional risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, computer viruses, changes in applicable federal and state regulation, security breaches and consumer privacy concerns. In addition, we must keep up to date with competitive technology trends, including the use of improved technology, creative user interfaces and other Internet marketing tools, which may increase costs and which may not succeed in increasing sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our Internet business, as well as damage our reputation and brands.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected by management, additional sales returns might be recorded in the future. Actual merchandise returns may exceed our reserves. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

We must successfully manage the complexities associated with a multi-channel and multi-brand business.

During the past few years, with the launch and expansion of our Internet business, new brands and brand extensions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our Internet business might cannibalize a significant portion of our retail and catalog businesses, and we face the risk of increased catalog circulation cannibalizing our retail sales. While we recognize that our Internet sales cannot be entirely incremental to sales through our retail and catalog channels, we seek to attract as many new customers as possible to our e-commerce websites. We continually analyze the business results of our three channels and the relationships among the channels, in an effort to find opportunities to build incremental sales.

We may not be able to introduce new brands and brand extensions, or to reposition existing brands, to improve our business.

We have recently in the past and may in the future introduce new brands and brand extensions, or reposition existing brands. Our newest brands – West Elm, PBteen and Williams-Sonoma Home – and any other new brands, however, may not be successful growth vehicles. In January 2006, we announced our decision to transition the merchandising strategies of our Hold Everything brand into our other existing brands. Further, if we devote time and resources to new brands, brand extensions or brand repositioning, and those businesses are not as successful as we planned, then we risk damaging our overall business results. Alternatively, if our new brands, brand extensions or repositioned brands prove to be very successful, we risk hurting our other existing brands through the potential migration of existing brand customers to the new businesses. In addition, we may not be able to introduce new brands and brand extensions, or to reposition brands in a manner that improves our overall business and operating results.

Our inability to obtain commercial insurance at acceptable prices or our failure to adequately reserve for self-insured exposures might have a negative impact on our business.

We believe that commercial insurance coverage is prudent for risk management. Insurance costs may increase substantially in the future and may be affected by natural catastrophes, fear of terrorism and financial irregularities and other fraud at publicly traded companies. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable prices, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and attendant expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

Our inability or failure to protect our intellectual property would have a negative impact on our business.

Our trademarks, service marks, copyrights, patents, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our sales. We may not be able to adequately protect our intellectual property. In addition, the costs of defending our intellectual property may adversely affect our operating results.

We may be subject to legal proceedings that could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There are an increasing number of cases being filed against companies generally, including a growing number of business method patent infringement lawsuits. The plaintiff in each case claims to hold a patent that covers certain technology or methodologies, which are allegedly infringed by the operation of the defendants' business. We are currently a defendant in such patent infringement cases and may be named in others in the future, as part of an industry-wide trend. There has also been a rise in lawsuits against companies like us that collect personal information from customers. The cost of defending such claims or the ultimate resolution of such claims may harm our business and operating results.

We need to successfully manage our employment, occupancy and other operating costs.

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We recognize that we may need to increase the number of our employees, especially in peak sales seasons, and incur other expenses to support new brands and brand extensions, as well as the opening of new stores and direct-to-customer growth of our existing brands. From time to time, we may also experience union organizing activity in currently non-union facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there appears to be a growing number of wage-and-hour lawsuits against retail companies, especially in California.

We contract with various agencies to provide us with qualified personnel for our workforce. Any negative publicity regarding these agencies, such as in connection with immigration issues or employment practices, could damage our reputation, disrupt our ability to obtain needed labor or result in financial harm to our business, including the potential loss of business-related financial incentives in the jurisdictions where we operate.

Although we strive to secure long-term contracts with our service providers and other vendors and to otherwise limit our financial commitment to them, we may not be able to avoid unexpected operating cost increases in the future. Further, we incur substantial costs to warehouse and distribute our inventory. Significant increases in our inventory levels may result in increased warehousing and distribution costs in addition to potential increases in costs associated with inventory that is lost, damaged or aged. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results.

We are undertaking certain systems changes that might disrupt our business operations.

Our success depends, in part, on our ability to source and distribute merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems, including design, sourcing, merchandise planning and forecasting, purchase order and inventory management, customer order management, and pricing and promotions management. Modifications will involve updating or replacing legacy systems with successor systems during the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions that affect our ability to get the correct products into the appropriate stores and delivered to customers. We may not successfully launch these new systems, or the launch of such systems may result in disruptions to our business operations. In addition, changes to any of our software implementation strategies could result in the impairment of software-related assets. We are also subject to the risks associated with the ability of our vendors to provide information technology solutions to meet our needs. Any disruptions could negatively impact our business and operating results.

We outsource certain aspects of our business to third party vendors that subject us to risks, including disruptions in our business and increased costs.

We outsource certain aspects of our business to third party vendors that subject us to risks of disruptions in our business as well as increased costs. For example, we have engaged IBM to host and manage certain aspects of our data center information technology infrastructure. Accordingly, we are subject to the risks associated with IBM's ability to provide information technology services to meet our needs. Our operations will depend significantly upon our ability to make our servers, software applications and websites available and to protect our data from damage or interruption from human error, computer viruses, intentional acts of vandalism, labor disputes, natural disasters and similar events. If the cost of IBM hosting and managing certain aspects of our data center information technology infrastructure is more than expected, or if IBM or we are unable to adequately protect our data and information is lost or our ability to deliver our services is interrupted, then our business and operating results may be negatively impacted.

Our operating and financial performance in any given period might not meet the extensive guidance that we have provided to the public.

We provide extensive public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our shareholders and potential shareholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not always be accurate. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock could significantly decline.

Our quarterly operating results might fluctuate due to a variety of factors, including seasonality.

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas. A significant portion of our revenues and net earnings has been realized during the period from October through December. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses, including fixed catalog production and mailing costs and the costs associated with hiring a substantial number of temporary employees to supplement our existing workforce. If, for any reason, we were to realize significantly lower-than-expected revenues or net earnings during the October through December selling season, our business and operating results would be harmed.

We may require external funding sources for operating funds.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents, cash flow from operations and cash available under our existing credit facilities will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, as we continue to grow, we might experience peak periods for our cash needs during the course of our fiscal year, and we might need additional external funding to support our operations. Although we believe we would have access to additional debt and/or capital market funding if needed, such funds may not be available to us on acceptable terms. If the cost of such funds is greater than expected, it could adversely affect our expenses and our operating results.

We will require a significant amount of cash to pay quarterly dividends at intended levels and for our stock repurchase programs.

In January 2008, the Board of Directors authorized the repurchase of up to $150,000,000 of the company's common stock. In March 2008, our Board of Directors authorized an increase in our quarterly cash dividend from $0.115 to $0.12 per common share. The share repurchase and dividend programs require the use of a significant portion of our cash earnings. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, new product development initiatives and unanticipated capital expenditures or to fund our operations. Our Board of Directors may, at its discretion, decrease the intended level of dividends or entirely discontinue the payment of dividends at any time. The stock repurchase program does not have an expiration date and may be limited or terminated at any time. Our ability to pay dividends and repurchase shares will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Any failure to pay dividends or repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and negatively impact our stock price.

We are exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. We have incurred, and expect to continue to incur, significant expenses and a diversion of management's time to meet the requirements of Section 404. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we would be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the New York Stock Exchange. Any such action could negatively impact the perception of us in the financial market and our business. In addition, our internal controls may not prevent or detect all errors and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met.

Changes to accounting rules or regulations may adversely affect our operating results.

Changes to existing accounting rules or regulations may impact our future operating results. For example, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," which we adopted on January 29, 2007. The adoption of FIN 48 resulted in the recognition of an $11,684,000 increase in the liability for tax contingencies, which was accounted for as a reduction to retained earnings, and had an approximate net 40 basis point negative impact on our effective tax rate in fiscal 2007. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations or the questioning of current accounting practices may adversely affect our operating results.

Changes to estimates related to our property and equipment, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges.

We make certain estimates and projections in connection with impairment analyses for certain of our store locations and other property and equipment in accordance with "Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets." For example, we review for impairment all stores for which current cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. An impairment charge is required when the carrying value of the asset exceeds the undiscounted future cash flows over the life of the lease. These calculations require us to make a number of estimates and projections of future results, often up to

20 years into the future. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain store locations and other property and equipment. If these impairment charges are significant, our operating results would be adversely affected.

We must properly account for our unredeemed gift certificates, gift cards and merchandise credits.

We maintain a liability for unredeemed gift certificates, gift cards and merchandise credits until the earlier of redemption, escheatment or four years. After four years, the remaining unredeemed gift certificate, gift card or merchandise credit liability is relieved and recorded within selling, general and administrative expenses. In the event that a state or states were to require that the unredeemed amounts should have been escheated to that state or states, our business and operating results would be harmed. Further, in the event that our historical redemption patterns change in the future, our operating results would be affected.

We may experience fluctuations in our tax obligations and effective tax rate.

We are subject to income taxes in many U.S. and certain foreign jurisdictions. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be on-going variability in our quarterly tax rates as taxable events occur and exposures are evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings or by changes to existing accounting rules or regulations. For example, the adoption of FIN 48 had an approximate net 40 basis point negative impact on our effective tax rate in fiscal 2007.

We rely on the services of key personnel, whose knowledge of our business and expertise would be difficult to replace.

Our future success depends to a significant degree on the skills, experience and efforts of key personnel in our senior management, whose vision for our company, knowledge of our business and expertise would be difficult to replace. If any of our key employees leaves, is seriously injured or is unable to work, and we are unable to find a qualified replacement, we may be unable to execute our business strategy.

In addition, our main offices are located in the San Francisco Bay Area, where competition for personnel with retail and technology skills is intense. If we fail to identify, attract, retain and motivate these skilled personnel, our business may be harmed. Further, in the event we need to hire additional personnel, we may experience difficulties due to significant competition for highly skilled personnel in our market.

We may be exposed to risks and costs associated with credit card fraud and identity theft that could cause us to incur unexpected expenditures and loss of revenue.

A significant portion of our customer orders are placed through our website or through our customer care centers. In order for our direct-to-customer channel to function and develop successfully, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or knowledge to breach the security of customer transaction data. Although we take the security of our systems and the privacy of our customers' confidential information seriously, we cannot guarantee that our security measures will effectively prohibit others from obtaining unauthorized access to our information and our customers' information. Any person who circumvents our security measures could destroy or steal valuable information or disrupt our operations. Any security breach could cause consumers to lose confidence in the security of our website and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation, any of which could harm our business.

In addition, states and the federal government are increasingly enacting laws and regulations to protect consumers against identity theft. We collect personal information from consumers in the course of doing business. These laws will likely increase the costs of doing business and, if we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these new laws, we could be subject to potential claims for damages and other remedies, which could harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our gross leased store space, as of February 3, 2008, totaled approximately 5,739,000 square feet for 600 stores compared to approximately 5,451,000 square feet for 588 stores, as of January 28, 2007. All of the existing stores are leased by us with original terms ranging generally from 5 to 22 years. Certain leases contain renewal options for periods of up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability.

Distribution Centers

We lease distribution facility space in the following locations:

Location	Square Footage (Approximate)
Olive Branch, Mississippi	3,275,000 square feet
Memphis, Tennessee	1,523,000 square feet
City of Industry, California	1,180,000 square feet
Cranbury, New Jersey	781,000 square feet
South Brunswick, New Jersey	418,000 square feet

Two of our distribution facilities in Memphis, Tennessee are leased from two partnerships whose partners include W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer, and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Both partnerships are consolidated by us. See Note F to our Consolidated Financial Statements for more information.

In September 2007, we terminated our agreement with a third party who provided furniture delivery and storage facilities in a 662,000 square foot distribution facility in Ontario, California. As a result, in September 2007, we entered into a 10-year agreement to lease 1,180,000 square feet of storage facility space in City of Industry, California. As of February 3, 2008, we were occupying 950,000 square feet of this new facility.

In addition to the above long-term contracts, we enter into other agreements for such things as our offsite storage needs both for our distribution centers and our retail store locations. As of February 3, 2008, we had approximately 676,000 square feet of leased space relating to these agreements that is not included in the table above. This compares to approximately 368,000 square feet of leased space as of January 28, 2007.

Call Center

We lease call center space in the following locations:

Location	Square Footage (Approximate)
Camp Hill, Pennsylvania	38,000 square feet
Las Vegas, Nevada	36,000 square feet
Oklahoma City, Oklahoma	36,000 square feet

Corporate Facilities
We also lease office, design studio, photo studio, warehouse and data center space in the following locations:

Location	Square Footage (Approximate)
Brisbane, California	194,000 square feet
San Francisco, California	173,000 square feet
New York City, New York	52,000 square feet
Rocklin, California	14,000 square feet

On November 29, 2007, we entered into an agreement to lease a 25,000 square foot facility located in San Francisco, California. The lease has an initial term of forty-three months with one optional twenty-month renewal. As of February 3, 2008, we had not yet occupied this space but have included it in the table above.

In addition to the above leased facilities, we own buildings in San Francisco, California which we use for our corporate headquarters. Our primary headquarters, consisting of 122,000 square feet, was purchased in 1993. In February 2000, we purchased an additional 204,000 square foot facility in San Francisco, California for the purpose of consolidating certain headquarters staff and providing for future growth. Further, we own a 13,000 square foot data center located in Memphis, Tennessee.

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or to accommodate the expansion of our operations.

ITEM 3. LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of fiscal 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The following table sets forth the high and low closing prices of our common stock on the NYSE for the periods indicated:

Fiscal 2007 (53 Weeks)	High	Low
1st Quarter	$36.52	$32.55
2nd Quarter	$35.91	$30.73
3rd Quarter	$34.28	$29.00
4th Quarter	$31.44	$20.01
Fiscal 2006 (52 Weeks)	**High**	**Low**
1st Quarter	$43.38	$38.40
2nd Quarter	$44.33	$31.81
3rd Quarter	$34.90	$28.57
4th Quarter	$35.18	$30.25

The closing price of our common stock on the NYSE on February 29, 2008 was $23.36. See Quarterly Financial Information on page 64 of this Annual Report on Form 10-K for the quarter-end closing price of our common stock for each quarter listed above.

SHAREHOLDERS

The number of shareholders of record of our common stock as of February 29, 2008 was 479. This number excludes shareholders whose stock is held in nominee or street name by brokers.

PERFORMANCE GRAPH

Information required by this Item is incorporated by reference herein to information under the heading "Performance Graph" in our 2007 Annual Report.

DIVIDEND POLICY

During fiscal 2007, total cash dividends declared were approximately $50,000,000, or $0.46 per common share, of which $37,790,000 was paid during the year and $12,210,000 was paid on February 27, 2008 to shareholders of record as of the close of business on January 25, 2008. Our quarterly cash dividend may be limited or terminated at any time. In March 2008, our Board of Directors authorized an increase in our quarterly cash dividend from $0.115 to $0.12 per common share.

Additional information required by Item 5 is contained in Notes H and I to the Consolidated Financial Statements in this Annual Report on Form 10-K.

STOCK REPURCHASE PROGRAM

During fiscal 2007, we repurchased and retired a total of 6,195,500 shares of common stock completing all programs previously authorized, at a weighted average cost of $30.73 per share and an aggregate cost of approximately $190,378,000.

The following table summarizes our repurchases of shares of our common stock during the fourth quarter of fiscal 2007 under all previously authorized stock repurchase programs:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchase Plan	Maximum Number of Shares that May Yet be Purchased Under the Plan
October 28, 2007 - November 25, 2007	1,025,006	$27.31	1,025,006	771,089
November 26, 2007 - December 30, 2007	491,700	27.85	491,700	279,389
December 31, 2007 - February 3, 2008	279,389	21.27	279,389	—
Total	1,796,095	$26.52	1,796,095	—

In January 2008, our Board of Directors authorized the repurchase of up to an additional $150,000,000 of our common stock through open market and privately negotiated transactions, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

Dollars and amounts in thousands, except percentages, per share amounts and retail stores data	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)	Jan. 30, 2005 (52 Weeks)	Feb. 1, 2004 (52 Weeks)
Results of Operations					
Net revenues	$3,944,934	$3,727,513	$3,538,947	$3,136,931	$2,754,368
Net revenue growth	5.8%	5.3%	12.8%	13.9%	16.7%
Gross margin	$1,535,971	$1,487,287	$1,435,482	$1,271,145	$1,110,577
Earnings before income taxes	$ 316,340	$ 337,186	$ 348,798	$ 310,205	$ 255,638
Net earnings	$ 195,757	$ 208,868	$ 214,866	$ 191,234	$ 157,211
Basic net earnings per share	$ 1.79	$ 1.83	$ 1.86	$ 1.65	$ 1.36
Diluted net earnings per share	$ 1.76	$ 1.79	$ 1.81	$ 1.60	$ 1.32
Gross margin as a percent of net revenues	38.9%	39.9%	40.6%	40.5%	40.3%
Pre-tax operating margin as a percent of net revenues[1]	8.0%	9.0%	9.9%	9.9%	9.3%
Financial Position					
Working capital	$ 438,241	$ 473,229	$ 492,772	$ 351,608	$ 245,005
Total assets	$2,093,854	$2,048,331	$1,981,620	$1,745,545	$1,470,735
Return on assets	9.4%	10.1%	11.4%	11.9%	11.5%
Long-term debt and other long-term obligations	$ 68,761	$ 32,562	$ 29,201	$ 32,476	$ 38,358
Shareholders' equity	$1,165,723	$1,151,431	$1,125,318	$ 957,662	$ 804,591
Shareholders' equity per share (book value)	$ 11.07	$ 10.48	$ 9.80	$ 8.30	$ 6.95
Return on equity	16.9%	18.3%	20.6%	21.7%	21.7%
Debt-to-equity ratio	2.2%	2.5%	3.0%	4.4%	4.6%
Annual dividends declared per share	$ 0.46	$ 0.40	—	—	—
Retail Revenues					
Retail revenue growth	5.9%	6.0%	12.3%	11.6%	13.9%
Retail revenues as a percent of net revenues	57.8%	57.8%	57.4%	57.7%	58.9%
Comparable store sales growth[2]	0.3%	0.3%	4.9%	3.5%	4.0%
Store count					
Williams-Sonoma:	256	254	254	254	237
Grande Cuisine	*253*	*248*	*243*	*238*	*215*
Classic	*3*	*6*	*11*	*16*	*22*
Pottery Barn:	198	197	188	183	174
Design Studio	*198*	*197*	*188*	*181*	*168*
Classic	—	—	—	*2*	*6*
Pottery Barn Kids	94	92	89	87	78
West Elm	27	22	12	4	1
Williams-Sonoma Home	9	7	3	—	—
Outlets	16	16	16	15	14
Hold Everything	—	—	8	9	8
Number of stores at year-end	600	588	570	552	512
Store selling area at fiscal year-end (sq. ft.)	3,575,000	3,389,000	3,140,000	2,911,000	2,624,000
Store leased area at fiscal year-end (sq. ft.)	5,739,000	5,451,000	5,035,000	4,637,000	4,163,000
Direct-to-Customer Revenues					
Direct-to-customer revenue growth	5.7%	4.5%	13.6%	17.1%	20.8%
Direct-to-customer revenues as a percent of net revenues	42.2%	42.2%	42.6%	42.3%	41.1%
Catalogs circulated during the year	393,160	379,011	385,158	368,210	328,355
Percent increase (decrease) in number of catalogs circulated	3.7%	(1.6%)	4.6%	12.1%	17.4%
Percent increase in number of pages circulated	7.9%	3.2%	9.7%	19.5%	16.8%

[1] Pre-tax operating margin is defined as earnings before income taxes.

[2] Fiscal 2007 was calculated on a 53-week to 53-week basis.

The information set forth above is not necessarily indicative of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Fiscal 2007 Financial Results

Including the impact from the additional week of net revenues in fiscal 2007, a 53-week year, our net revenues increased 5.8% to $3,944,934,000 from $3,727,513,000 in fiscal 2006, a 52-week year, with positive growth in all brands. Taking into account the generally bleak retail environment in the first half of the year, and the recessionary warnings that followed in the back half of the year, we are pleased with these results, especially when compared to the lower growth rates of the home furnishings industry overall in fiscal 2007. We believe the strength of our brands and our multi-channel business model drove this increase.

Including a net $0.013 per diluted share negative impact from the application of FIN 48, partially offset by an estimated $0.05 per diluted share net benefit from the additional week in fiscal 2007, diluted earnings per share decreased by 1.7% to $1.76 in fiscal 2007 from $1.79 in fiscal 2006.

From a cash flow perspective, fiscal 2007 was another strong year, generating $245,539,000 in net cash from operating activities despite higher inventories and lower growth rates. In fiscal 2007, we returned $239,241,000 to our shareholders through a combination of share repurchases and dividends, and ended the year with a cash balance of $118,950,000 after internally funding all growth and infrastructure initiatives including $212,024,000 in capital expenditures.

In our retail channel, net revenues in fiscal 2007 increased by $127,240,000, or 5.9%, over fiscal 2006. This increase was primarily due to an increase in store leased square footage of 5.3% (including 12 net new stores), the impact of the extra week of net revenues in fiscal 2007, a 53-week year, and comparable store sales growth of 0.3%. Net revenues generated in the West Elm, Pottery Barn, Williams-Sonoma and Williams-Sonoma Home brands were the primary contributors to this year-over-year revenue increase.

In our direct-to-customer channel, net revenues in fiscal 2007 increased by $90,181,000, or 5.7%, over fiscal 2006. This increase was driven by net revenues generated in the PBteen, West Elm, Pottery Barn and Williams-Sonoma brands primarily due to the impact of the extra week of net revenues in fiscal 2007, a 53-week year, an overall increase in catalog and page circulation of 3.7% and 7.9%, respectively, and continued strength in our Internet business, which continued to be our fastest growing shopping channel, with revenues increasing 19.0% to $1,103,750,000. This increase was partially offset by lost revenues in the Hold Everything brand due to its transition during the second quarter of fiscal 2006.

In our core brands, net revenues increased 3.4% over fiscal 2006 driven by net revenues generated in the Pottery Barn, Williams-Sonoma and Pottery Barn Kids brands, primarily due to the benefit of the extra week of net revenues in fiscal 2007, however, we were negatively impacted throughout the year by the general macro-economic environment and its impact on the retail industry. In the Pottery Barn brand, we had continued growth in e-commerce and saw benefits from the Pottery Barn brand revitalization strategies. We did, however, have a comparable store sales decrease of 0.3%, primarily resulting from the significant weakness in the home furnishings sector and an overall weakened macro-environment. In the Williams-Sonoma brand, we delivered one of the best operating margins in our history due to the on-going success of our new merchandising, catalog versioning and e-commerce strategies. In the Pottery Barn Kids brand, though net revenues increased overall, we did see a comparable store sales decrease of 1.5% driven by on-going weakness in textiles and the overall effect of the weakening macro-environment, which appears to be impacting Pottery Barn Kids more than our other brands due to the brand's significant dependence on broader discretionary categories such as core textiles.

In our emerging brands, including West Elm, PBteen and Williams-Sonoma Home, net revenues increased 36.0% over fiscal 2006, with positive growth in all brands. In West Elm, we expanded the reach of the brand and drove incremental sales from our new and existing stores (with a total of 27 stores at the end of fiscal 2007), as well as strong growth in e-commerce. In PBteen, we continued to see positive growth in all key merchandising categories with new product innovation and superior execution driving this year-over-year revenue growth. In Williams-Sonoma Home, we made significant progress on our key initiatives of building brand awareness, enhancing operational execution, and improving overall brand profitability driven by strong merchandising, more efficient retail operations and the implementation of an optimized catalog circulation plan.

Fiscal 2007 Operational Results

In supply chain operations, we in-sourced our west coast furniture hub, which mirrors the changes we made on the east coast in 2006 and will allow us to improve the furniture delivery experience for our customers, as well as reduce our furniture return rates. We also added additional vendors to our furniture delivery network, expanded our monogramming and personalization capabilities, and reengineered our returns processing operations in an effort to differentiate our service offerings, improve our customer service, and reduce our operating costs. In information technology, we continued the rollout of our new retail inventory management system in the Pottery Barn, West Elm, and Williams-Sonoma Home brands. This system will allow us to optimize the flow of inventory and improve our in-stock position in our retail stores. We also implemented new functionality in our direct-to-customer channel that is allowing us to improve the relevancy of our marketing interaction with our customers and optimize our catalog response rates. In e-commerce, we launched the next generation of our Williams-Sonoma brand website. Our other brands will begin rolling out similar features and functionality in late 2008.

Fiscal 2008

As we look forward to 2008, current trends indicate that we will be operating in one of the most challenging macro-economic environments we have seen in many years and we believe that it could get progressively worse, particularly if we find ourselves in a protracted recession. In light of these trends, we are aggressively driving the appropriate changes in our business while maintaining a very flexible outlook. While we are committed to driving future growth across all channels, we believe sector declines are likely and that our revenue growth in 2008 could be in the negative low-single digits. Given this belief, we are equally committed to driving down costs and inventory levels to the extent that the actions do not affect service levels to our customers.

To support future growth and to continue to expand the reach of our brands, we expect to add 29 net new retail stores and expand or remodel an additional 20 stores. We also expect to intensify the marketing behind our fastest growing channel, e-commerce. Specifically, in our emerging brands, we will continue to focus on building brand awareness and enhancing customer access to the brands by adding 12 new stores in West Elm and one in Williams-Sonoma Home. We will also identify new customers for the brands through retail name capture and third party list rentals, as well as through natural and paid search. Additionally, we will continue the on-going rollout of our Pottery Barn revitalization initiatives.

In our efforts to drive down costs, we will be executing against the following initiatives: strategically optimizing catalog circulation, catalog versioning and paid search, with the objective of improving the overall productivity of our advertising costs; implementing new sourcing and logistics initiatives that in early tests are proving to be effective in reducing customer returns, replacements and damages; improving efficiency in our domestic supply chain by expanding our furniture hub in-sourcing initiative and reducing corporate overhead. While we are confident in our ability to execute against each of these cost reduction initiatives, we believe that they will be more than offset by lower earnings associated with a low-single digit decrease in net revenues and higher raw material costs.

To drive down inventory levels, we are significantly modifying our 2008 receipt plans, maintaining a high level of flexibility in our vendor commitments and aggressively liquidating slow-moving inventory through our outlet stores and e-commerce websites. We will also be working to reduce our average weeks-on-hand in key merchandising categories through better forecasting and demand planning. While we believe that these initiatives will be challenging in the short-term due to the high volatility in sales trends, they are key priorities for us in 2008.

Also in 2008, we expect to continue to return excess capital to our shareholders as reflected by the additional $150,000,000 share repurchase program that was approved by our Board of Directors in January 2008 and the increase in our quarterly cash dividend of 4.3% to $0.12 per share, which was approved by our Board of Directors in March 2008.

Results of Operations

NET REVENUES

Net revenues consist of retail sales, direct-to-customer sales and shipping fees. Retail sales include sales of merchandise to customers at our retail stores. Direct-to-customer sales include sales of merchandise to customers through our catalogs and the Internet. Shipping fees consist of revenue received from customers for delivery of merchandise. Revenues are presented net of sales returns and other discounts.

The following table summarizes our net revenues for the 53 weeks ended February 3, 2008 ("fiscal 2007"), the 52 weeks ended January 28, 2007 ("fiscal 2006") and the 52 weeks ended January 29, 2006 ("fiscal 2005"):

Dollars in thousands	Fiscal 2007 (53 Weeks)	% Total	Fiscal 2006 (52 Weeks)	% Total	Fiscal 2005 (52 Weeks)	% Total
Retail revenues	$2,281,218	57.8%	$2,153,978	57.8%	$2,032,907	57.4%
Direct-to-customer revenues	1,663,716	42.2%	1,573,535	42.2%	1,506,040	42.6%
Net revenues	$3,944,934	100.0%	$3,727,513	100.0%	$3,538,947	100.0%

Net revenues for fiscal 2007 increased by $217,421,000, or 5.8%, over fiscal 2006. This increase was primarily due to an increase in store leased square footage of 5.3% (including 23 new store openings and the remodeling or expansion of an additional 26 stores), the impact of the extra week of net revenues in fiscal 2007, a 53-week year, and comparable store sales growth of 0.3% in fiscal 2007. This increase was further driven by an overall increase in catalog and page circulation of 3.7% and 7.9%, respectively, and continued strength in our Internet business, primarily resulting from our catalog advertising, expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships. This increase was partially offset by lost revenues in the Hold Everything brand, the temporary closure of 28 stores and the permanent closure of 9 stores in fiscal 2007.

Net revenues for fiscal 2006 increased by $188,566,000, or 5.3%, over fiscal 2005. This increase was primarily due to an increase in store leased square footage of 8.3% (including 28 new store openings and the remodeling or expansion of an additional 28 stores) and comparable stores sales growth of 0.3% in fiscal 2006. This increase was further driven by an overall increase in catalog page circulation of 3.2% and continued strength in our Internet business, primarily resulting from our catalog advertising, expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships. This increase was partially offset by lost revenues in the Hold Everything brand, the temporary closure of 24 stores and the permanent closure of 14 stores in fiscal 2006.

RETAIL REVENUES AND OTHER DATA

Dollars in thousands	Fiscal 2007 (53 Weeks)	Fiscal 2006 (52 Weeks)	Fiscal 2005 (52 Weeks)
Retail revenues	$2,281,218	$2,153,978	$2,032,907
Percent growth in retail revenues	5.9%	6.0%	12.3%
Percent increase in comparable store sales	0.3%	0.3%	4.9%
Number of stores – beginning of year	588	570	552
Number of new stores	23	28	30
Number of new stores due to remodeling[1]	26	28	8
Number of closed stores due to remodeling[1,2]	(28)	(24)	(12)
Number of permanently closed stores	(9)	(14)	(8)
Number of stores – end of year	600	588	570
Store selling square footage at year-end	3,575,000	3,389,000	3,140,000
Store leased square footage ("LSF") at year-end	5,739,000	5,451,000	5,035,000

[1] *Remodeled stores are defined as those stores temporarily closed and subsequently reopened during the year due to square footage expansion, store modification or relocation.*

[2] *Fiscal 2005 store closing numbers include two Williams-Sonoma, two Pottery Barn and one Pottery Barn Kids temporary store closures in the New Orleans area due to Hurricane Katrina. One Williams-Sonoma store reopened before fiscal 2005 year-end. The remaining stores reopened in fiscal 2006.*

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Williams-Sonoma	256	6,100	254	5,900	254	5,700
Pottery Barn	198	12,500	197	12,200	188	12,100
Pottery Barn Kids	94	7,900	92	7,900	89	7,800
West Elm	27	18,200	22	17,400	12	16,100
Williams-Sonoma Home	9	14,300	7	14,500	3	13,900
Outlets	16	20,500	16	20,200	16	20,200
Hold Everything[1]	—	—	—	—	8	7,600
Total	600	9,600	588	9,300	570	8,800

[1]During the first quarter of fiscal 2006, we closed our remaining eight Hold Everything stores.

Retail revenues in fiscal 2007 increased by $127,240,000, or 5.9%, over fiscal 2006. This increase was primarily due to an increase in store leased square footage of 5.3% (including 23 new store openings and the remodeling or expansion of an additional 26 stores), the impact of the extra week of net revenues in fiscal 2007, a 53-week year, and comparable store sales growth of 0.3% in fiscal 2007. This increase was partially offset by the temporary closure of 28 stores and the permanent closure of 9 stores during fiscal 2007. Net revenues generated in the West Elm, Pottery Barn, Williams-Sonoma and Williams-Sonoma Home brands were the primary contributors to this year-over-year revenue increase.

Retail revenues in fiscal 2006 increased by $121,071,000, or 6.0%, over fiscal 2005. This increase was primarily due to an increase in store leased square footage of 8.3% (including 28 new store openings and the remodeling or expansion of an additional 28 stores) and comparable store sales growth of 0.3% in fiscal 2006. This increase was partially offset by the temporary closure of 24 stores and the permanent closure of 14 stores during fiscal 2006. Net revenues generated in the West Elm, Williams-Sonoma, Pottery Barn Kids, Williams-Sonoma Home and Pottery Barn brands were the primary contributors to the year-over-year revenue increase, partially offset by lost revenues in the Hold Everything brand due to the closure of all its stores in late 2005 and the first quarter of fiscal 2006.

Comparable Store Sales

Comparable stores are defined as those stores in which gross square footage did not change by more than 20% in the previous 12 months and which have been open for at least 12 consecutive months without closure for seven or more consecutive days. By measuring the year-over-year sales of merchandise in the stores that have a history of being open for a full comparable 12 months or more, we can better gauge how the core store base is performing since it excludes new store openings, store remodelings, expansions and closings. Comparable stores exclude new retail concepts until such time as we believe that comparable store results in those concepts are meaningful to evaluating the performance of the retail strategy. For fiscal 2007 and fiscal 2006, our total comparable store sales exclude the West Elm and Williams-Sonoma Home concepts. For fiscal 2005, our total comparable store sales exclude only the West Elm concept as there were no Williams-Sonoma Home stores open for a full comparable 12 months or more.

Percentages represent changes in comparable store sales versus the same period in the prior year.

Percent increase (decrease) in comparable store sales	Fiscal 2007 (53 Weeks)	Fiscal 2006 (52 Weeks)	Fiscal 2005 (52 Weeks)
Williams-Sonoma	0.7%	3.0%	2.8%
Pottery Barn	(0.3%)	(2.1%)	5.7%
Pottery Barn Kids	(1.5%)	3.3%	5.2%
Outlets	5.8%	(4.3%)	14.7%
Hold Everything[1]	—	—	(10.7%)
Total	0.3%	0.3%	4.9%

[1]Hold Everything stores are excluded from the fiscal 2007 and fiscal 2006 comparable store sales calculation as this brand's remaining eight stores were closed in the first quarter of fiscal 2006.

Various factors affect comparable store sales, including the number, size and location of stores we open, close, remodel or expand in any period, the general retail sales environment, consumer preferences and buying trends, changes in sales mix between distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, increased catalog circulation, continued strength in our Internet business and fluctuation in foreign exchange rates. Among other things, weather conditions can affect comparable store sales because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused our comparable store sales to fluctuate significantly in the past on an annual, quarterly and monthly basis and, as a result, we expect that comparable store sales will continue to fluctuate in the future.

DIRECT-TO-CUSTOMER REVENUES

Dollars in thousands	Fiscal 2007 (53 Weeks)	Fiscal 2006 (52 Weeks)	Fiscal 2005 (52 Weeks)
Catalog revenues[1]	$ 559,966	$ 645,975	$ 739,734
Internet revenues[1]	1,103,750	927,560	766,306
Total direct-to-customer revenues[1]	$1,663,716	$1,573,535	$1,506,040
Percent growth in direct-to-customer revenues	5.7%	4.5%	13.6%
Percent increase (decrease) in number of catalogs circulated	3.7%	(1.6%)	4.6%
Percent increase in number of pages circulated	7.9%	3.2%	9.7%

[1]We estimate that approximately 60% of our company-wide non-gift registry Internet revenues are driven by customers who recently received a catalog and approximately 40% are incremental to the direct-to-customer channel.

In our direct-to-customer channel, net revenues in fiscal 2007 increased by $90,181,000, or 5.7%, over fiscal 2006. This increase was primarily driven by net revenues generated in the PBteen, West Elm, Pottery Barn and Williams-Sonoma brands due to the impact of the extra week of net revenues in fiscal 2007, a 53-week year, an overall increase in catalog and page circulation of 3.7% and 7.9%, respectively, and continued strength in our Internet business, which continued to be our fastest growing shopping channel, with revenues increasing 19.0% to $1,103,750,000. This increase was partially offset by lost revenues in the Hold Everything brand due to its transition during the second quarter of fiscal 2006.

Direct-to-customer revenues in fiscal 2006 increased by $67,495,000, or 4.5%, over fiscal 2005. This increase was primarily driven by revenues generated in the Pottery Barn Kids, Pottery Barn, PBteen, Williams-Sonoma and West Elm brands due to an overall increase in catalog page circulation of 3.2% and continued strength in our Internet business, primarily resulting from our catalog advertising, expanded efforts associated with our electronic direct marketing initiatives and strategic e-commerce partnerships. This increase was partially offset by lost revenues in the Hold Everything brand due to its shutdown during the second quarter of fiscal 2006 and a reduction in year-over-year revenues in the Williams-Sonoma Home brand.

COST OF GOODS SOLD

Dollars in thousands	Fiscal 2007 (53 Weeks)	% Net Revenues	Fiscal 2006 (52 Weeks)	% Net Revenues	Fiscal 2005 (52 Weeks)	% Net Revenues
Total cost of goods sold	$2,408,963	61.1%	$2,240,226	60.1%	$2,103,465	59.4%

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third party warehouse management and other distribution-related administrative expenses, are recorded in selling, general and administrative expenses.

Within our reportable segments, the direct-to-customer channel does not incur freight-to-store or store occupancy expenses, and typically operates with lower markdowns and inventory shrinkage than the retail channel. However, the direct-to-customer channel incurs higher customer shipping, damage and replacement costs than the retail channel.

Fiscal 2007 vs. Fiscal 2006
Cost of goods sold increased by $168,737,000, or 7.5%, in fiscal 2007 over fiscal 2006. Cost of goods sold as a percentage of net revenues increased to 61.1% in fiscal 2007 from 60.1% in fiscal 2006. This 100 basis point increase as a percentage of net revenues was primarily driven by increased markdowns, higher cost of merchandise sold due to increased raw material costs and higher inventory-related costs, including costs associated with the start-up of a new returns processing operation, partially offset by fixed occupancy expense leverage generated by incremental net revenues during the additional week in fiscal 2007 and the elimination of cost of goods sold associated with the Hold Everything brand, including expense associated with the Hold Everything transition.

In the retail channel, cost of goods sold as a percentage of retail net revenues increased 140 basis points during fiscal 2007 compared to fiscal 2006. This was primarily driven by increased markdowns, higher cost of merchandise sold due to increasing raw material costs and higher inventory-related costs. This increase was further driven by increased occupancy costs primarily resulting from the retail rollout of our emerging brands. This was partially offset by the elimination of cost of goods sold associated with the Hold Everything brand, including expense associated with the Hold Everything transition, and the leverage on fixed occupancy expenses provided by the incremental net revenues generated during the additional week in fiscal 2007.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues increased by 30 basis points during fiscal 2007 compared to fiscal 2006. This was primarily driven by increased markdowns, higher cost of merchandise sold due to increasing raw material costs and higher inventory-related costs, including costs associated with the start-up of a new returns processing operation. This was partially offset by the elimination of cost of goods sold associated with the Hold Everything brand.

Fiscal 2006 vs. Fiscal 2005
Cost of goods sold increased by $136,761,000, or 6.5%, in fiscal 2006 over fiscal 2005. Including expense of approximately $5,000,000 associated with transitioning the merchandising strategies of our Hold Everything brand into our other existing brands and the implementation of FASB Staff Position ("FSP") FAS 13-1 "Accounting for Rental Costs Incurred During a Construction Period," cost of goods sold as a percentage of net revenues increased to 60.1% in fiscal 2006 from 59.4% in fiscal 2005. This 70 basis point increase as a percentage of net revenues was primarily driven by retail occupancy expense deleverage and increased markdowns in the Pottery Barn brand. The occupancy cost deleverage was primarily driven by the retail rollout of our emerging brands, in addition to higher retail occupancy costs in our core brands. This increase was further driven by the implementation of FSP FAS 13-1. These costs were partially offset, however, by the elimination of fixed occupancy and all other cost of goods sold associated with the Hold Everything brand.

In the retail channel, cost of goods sold as a percentage of retail net revenues increased 130 basis points during fiscal 2006 compared to fiscal 2005. This was driven by retail occupancy expense deleverage and increased markdowns in the Pottery Barn brand. The occupancy expense deleverage was primarily driven by the retail rollout of our emerging brands, in addition to higher retail occupancy costs in our core brands. This increase was further driven by the implementation of FSP FAS 13-1. These costs were partially offset, however, by the elimination of fixed occupancy and all other cost of goods sold associated with the Hold Everything brand.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues decreased by 30 basis points during fiscal 2006 compared to fiscal 2005. This was primarily due to an improvement in cost of merchandise, partially offset by an increase in other occupancy expenses compared to fiscal 2005 and higher direct-to-customer shipping costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Dollars in thousands	Fiscal 2007 (53 Weeks)	% Net Revenues	Fiscal 2006 (52 Weeks)	% Net Revenues	Fiscal 2005 (52 Weeks)	% Net Revenues
Selling, general and administrative expenses	$1,222,573	31.0%	$1,159,786	31.1%	$1,090,392	30.8%

Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Due to their distinct distribution and marketing strategies, we experience differing employment and advertising costs as a percentage of net revenues within the retail and direct-to-customer channels. Store employment costs represent a greater percentage of retail net revenues than employment costs as a percentage of net revenues within the direct-to-customer channel. However, catalog advertising expenses are greater within the direct-to-customer channel than the retail channel.

Form 10-K

Fiscal 2007 vs. Fiscal 2006
Selling, general and administrative expenses increased by $62,787,000, or 5.4%, over fiscal 2006. Selling, general and administrative expenses as a percentage of net revenues decreased to 31.0% in fiscal 2007 from 31.1% in fiscal 2006. This 10 basis point decrease as a percentage of net revenues was primarily driven by certain asset disposal and asset impairment costs incurred in fiscal 2006 that did not recur in fiscal 2007 and lower advertising costs due to a higher percentage of direct-to-customer revenues being generated in the Internet channel, which operates at a lower advertising cost than the catalog. Partially offsetting this favorability, however, were increased employment costs, primarily driven by higher incentive compensation, as well as an $8,600,000 net benefit recorded in fiscal 2006, that did not recur in fiscal 2007, from "Unusual Business Events" (unredeemed gift certificate income due to a change in estimate and the Visa/MasterCard litigation settlement income, partially offset by the expense associated with the departure of our Chief Executive Officer and the expense associated with the Hold Everything transition).

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues decreased approximately 30 basis points in fiscal 2007 versus fiscal 2006. This decrease as a percentage of net revenues was primarily driven by retail asset impairment charges recorded in fiscal 2006 that did not recur in fiscal 2007 and increased income from unredeemed gift certificates and gift cards, partially offset by increased employment costs primarily associated with the growth of the emerging brands.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased by approximately 60 basis points in fiscal 2007 compared to fiscal 2006. This was primarily driven by lower advertising costs due to a higher percentage of direct-to-customer revenues being generated in the Internet channel, which operates at a lower advertising cost than the catalog, a reduction in other general expenses and increased income from unredeemed gift certificates.

Fiscal 2006 vs. Fiscal 2005
Selling, general and administrative expenses increased by $69,394,000, or 6.4%, over fiscal 2005. Including the charge of approximately $16,000,000 resulting from both the expense associated with stock-based compensation (including the implementation of SFAS 123R) and the favorable net impact of Unusual Business Events, selling, general and administrative expenses as a percentage of net revenues increased to 31.1% in fiscal 2006 from 30.8% in fiscal 2005. This 30 basis point increase as a percentage of net revenues was primarily driven by increased employment costs due to the recognition of stock-based compensation expense, the growth of the

emerging brands and expense incurred in connection with the departure of our former Chief Executive Officer, partially offset by lower incentive compensation compared to fiscal 2005. This increase was further driven by higher asset disposals related to our information technology systems and higher asset impairment charges related to our retail stores (including two mid-market Williams-Sonoma Home stores), partially offset by a change in estimate for recording income associated with unredeemed gift certificates, the settlement of the Visa/ MasterCard litigation and the elimination of expenses associated with the Hold Everything brand.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues increased approximately 10 basis points in fiscal 2006 versus fiscal 2005, primarily driven by an increase in employment costs associated with the growth in the emerging brands. This increase was partially offset by a change in estimate for recording income associated with unredeemed gift certificates and a reduction in expense associated with retail asset impairment charges as compared to prior year, which had higher retail asset impairment charges associated with the early shutdown of our Hold Everything stores.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased by approximately 10 basis points in fiscal 2006 compared to fiscal 2005. This decrease was primarily driven by a rate decrease in advertising costs resulting from the elimination of unproductive catalog circulation in the Hold Everything brand, the recording of income associated with unredeemed gift certificates resulting from a change in estimate and a greater percentage of total company net revenues being generated in the e-commerce channel, which incurs advertising expense at a lower rate than the company average. This decrease was partially offset by reduced catalog productivity in the Pottery Barn brand as well as an increase in employment costs.

INTEREST INCOME AND EXPENSE

Interest income was $5,041,000, $11,810,000 and $5,683,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, comprised primarily of income from short-term investments classified as cash and cash equivalents. The decrease in interest income during fiscal 2007 resulted from a decrease in our average cash balances during fiscal 2007 compared to fiscal 2006.

The increase in interest income in fiscal 2006 compared to fiscal 2005 resulted from an increase in the interest rates associated with our short term investments as well as higher average cash balances during fiscal 2006 compared to fiscal 2005.

Interest expense was $2,099,000 (net of capitalized interest of $1,389,000), $2,125,000 (net of capitalized interest of $699,000) and $1,975,000 (net of capitalized interest of $1,200,000) for fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Capitalized interest increased due to an increase in interest expense in fiscal 2007 compared to fiscal 2006 resulting from borrowings under our credit facility in fiscal 2007.

Interest expense net of capitalized interest increased by $150,000 in fiscal 2006 compared to fiscal 2005, primarily due to a reduction in capitalized interest, partially offset by lower interest expense in fiscal 2006 as a result of the repayment of the outstanding balance on our senior notes in August 2005 and the repayment of certain capital lease obligations in late 2005 and early 2006.

INCOME TAXES

The effective income tax rate was 38.1% for fiscal 2007 and fiscal 2006 and 38.4% for fiscal 2005. On January 29, 2007, we implemented FIN 48 which resulted in a negative cumulative adjustment to retained earnings of $11,684,000 and increased our effective tax rate for fiscal 2007. This increase was primarily offset by certain income tax benefits that were favorably resolved in fiscal 2007.

We currently expect our fiscal 2008 effective tax rate to be in the range of 38.7% to 39.0%. Throughout the year, we expect that there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated.

LIQUIDITY AND CAPITAL RESOURCES

As of February 3, 2008, we held $118,950,000 in cash and cash equivalent funds. Consistent with our industry, our cash balances are seasonal in nature, with the fourth quarter representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash balances to build our inventory levels in preparation for our fourth quarter holiday sales. In fiscal 2008, we plan to utilize our cash resources to fund our inventory and inventory related purchases, catalog advertising and marketing initiatives, purchases of property and equipment and share repurchases and dividends. In addition to the current cash balances on-hand, we have a $300,000,000 credit facility available as of February 3, 2008 that may be used for loans or letters of credit. Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. During fiscal 2007, we had borrowings under the credit facility of $189,000,000, however, no amounts were outstanding under our credit facility as of February 3, 2008. Additionally, as of February 3, 2008, $36,229,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. We believe our cash on-hand, in addition to our available credit facilities, will provide adequate liquidity for our business operations and growth opportunities over the next 12-month period.

In fiscal 2007, net cash provided by operating activities was $245,539,000 compared to net cash provided by operating activities of $309,114,000 in fiscal 2006. Cash provided by operating activities in fiscal 2007 was primarily attributable to net earnings, an increase in deferred rent and lease incentives due to new store openings and an increase in customer deposits due to growth in unredeemed gift cards. This was partially offset by an increase in merchandise inventories due to inventories growing at a faster rate than sales, in addition to the purchase of new inventory to support the increase in sales in our core and emerging brands and an increase in our leased square footage of 5.3%.

In fiscal 2006, net cash provided by operating activities was $309,114,000 compared to net cash provided by operating activities of $348,373,000 in fiscal 2005. Cash provided by operating activities in fiscal 2006 was primarily attributable to net earnings, an increase in deferred rent and lease incentives due to new store openings, an increase in income taxes payable and an increase in customer deposits due to growth in unredeemed gift cards. This was partially offset by an increase in merchandise inventories due to inventories growing at a faster rate than sales, in addition to the purchase of new inventory to support the increase in sales in our core and emerging brands and an increase in our leased square footage of 8.3%.

Net cash used in investing activities was $197,250,000 for fiscal 2007 compared to $189,287,000 in fiscal 2006. Fiscal 2007 purchases of property and equipment were $212,024,000, comprised of $120,325,000 for 23 new and 26 remodeled or expanded stores, $69,286,000 for systems development projects (including e-commerce websites) and $22,413,000 for distribution, facility infrastructure and other projects. Net cash used in investing activities was partially offset by a $14,770,000 reimbursement from a software developer.

Net cash used in investing activities was $189,287,000 for fiscal 2006 compared to $151,788,000 in fiscal 2005. Fiscal 2006 purchases of property and equipment were $190,980,000, comprised of $119,245,000 for 28 new and 28 remodeled or expanded stores, $51,199,000 for systems development projects (including e-commerce websites) and $20,536,000 for distribution, facility infrastructure and other projects.

In fiscal 2008, we anticipate investing $215,000,000 to $235,000,000 in the purchase of property and equipment, primarily for the construction of 31 new stores and 20 remodeled or expanded stores, systems development projects (including e-commerce websites), and distribution, facility infrastructure and other projects.

For fiscal 2007, cash used in financing activities was $208,482,000 compared to $206,027,000 in fiscal 2006, comprised primarily of $190,378,000 for the repurchase of our common stock and $48,863,000 for the payment of dividends, partially offset by $28,362,000 in net proceeds from the exercise of stock options.

For fiscal 2006, cash used in financing activities was $206,027,000 compared to $75,808,000 in fiscal 2005, comprised primarily of $185,508,000 for the repurchase of our common stock and $34,435,000 for the payment of dividends, partially offset by $13,935,000 in net proceeds from the exercise of stock options.

Stock Repurchase Program

During fiscal 2007, we repurchased and retired a total of 6,195,500 shares of common stock, completing all programs previously authorized, at a weighted average cost of $30.73 per share and an aggregate cost of approximately $190,378,000.

In January 2008, our Board of Directors authorized the repurchase of up to an additional $150,000,000 of our common stock through open market and privately negotiated transactions, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

Contractual Obligations

The following table provides summary information concerning our future contractual obligations as of February 3, 2008:

	Payments Due by Period[5]				
Dollars in thousands	Fiscal 2008	Fiscal 2009 to Fiscal 2011	Fiscal 2012 to Fiscal 2013	Thereafter	Total
Memphis-based distribution facilities obligation	$ 1,584	$ 4,313	$ 3,171	$ 3,754	$ 12,822
Interest[1]	1,619	3,822	1,616	809	7,866
Mississippi industrial development bonds	13,150	—	—	—	13,150
Operating leases[2,3]	214,502	589,332	314,894	613,371	1,732,099
Purchase obligations[4]	570,226	2,343	—	—	572,569
Total	$801,081	$599,810	$319,681	$617,934	$2,338,506

[1]*Represents interest expected to be paid on our long-term debt and Mississippi industrial development bonds.*
[2]*See discussion on operating leases in the "Off Balance Sheet Arrangements" section and Note E to our Consolidated Financial Statements.*
[3]*Projected payments include only those amounts that are fixed and determinable as of the reporting date.*
[4]*Represents estimated commitments at year-end to purchase inventory and other goods and services in the normal course of business to meet operational requirements.*
[5]*This table excludes $44.2 million of liabilities for uncertain tax positions under FIN 48, as we are not able to reasonably estimate when cash payments for these liabilities will occur. This amount, however, has been recorded as a liability in the accompanying Consolidated Balance Sheet as of February 3, 2008.*

Memphis-Based Distribution Facilities Obligation

As of February 3, 2008, long-term debt of $12,822,000 consisted entirely of bond-related debt pertaining to the consolidation of our Memphis-based distribution facilities in accordance with FIN 46R, "Consolidation of Variable Interest Entities." See discussion of the consolidation of our Memphis-based distribution facilities at Note F to our Consolidated Financial Statements.

Mississippi Industrial Development Bonds

In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center. The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $300,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at February 3, 2008 was 3.4%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of February 3, 2008, $13,150,000 remained outstanding on these bonds and was classified as current debt. The bond proceeds were restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center.

Other Contractual Obligations
We have other liabilities reflected in our consolidated balance sheets. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. The timing of these payments cannot be determined, except for amounts estimated to be payable in fiscal 2008 which are included in our current liabilities as of February 3, 2008.

Commercial Commitments

The following table provides summary information concerning our outstanding commercial commitments as of February 3, 2008:

	Amount of Outstanding Commitment Expiration By Period				
Dollars in thousands	Fiscal 2008	Fiscal 2009 to Fiscal 2011	Fiscal 2012 to Fiscal 2013	Thereafter	Total
Credit facility	—	—	—	—	—
Letter of credit facilities	$134,717	—	—	—	$134,717
Standby letters of credit	36,229	—	—	—	36,229
Total	$170,946	—	—	—	$170,946

Credit Facility
As of February 3, 2008, we have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit and contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to EBITDAR), and covenants limiting our ability to dispose of assets, make acquisitions, be acquired, incur indebtedness, grant liens and make investments. Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the new credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our U.S. subsidiaries to pay the full amount of our obligations under the credit facility. The credit facility matures on October 4, 2011, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) or LIBOR plus a margin based on our leverage ratio. During fiscal 2007, we had borrowings under the credit facility of $189,000,000, however, no amounts were outstanding under the credit facility as of February 3, 2008. No amounts were borrowed under the credit facility in fiscal 2006. As of February 3, 2008, $36,229,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and certain debt transactions. As of February 3, 2008, we were in compliance with our financial covenants under the credit facility.

Letter of Credit Facilities
On September 8, 2007, we amended our five unsecured commercial letter of credit reimbursement facilities, each of which expires on September 7, 2008, to increase the aggregate available under all letter of credit facilities to $175,000,000. The letter of credit facilities contain substantially similar covenants and provide for substantially

similar events of default as the credit facility. Interest on amounts outstanding under the letter of credit facilities accrues at the lender's prime rate (or if greater, the average rate on overnight federal funds plus one-half of one percent). As of February 3, 2008, an aggregate of $134,717,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of February 3, 2008. The latest expiration possible for any future letters of credit issued under the facilities is February 4, 2009.

OFF BALANCE SHEET ARRANGEMENTS

Operating Leases

We lease store locations, warehouses, corporate facilities, call centers and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability. See Notes A and E to our Consolidated Financial Statements.

We have an operating lease for a 1,002,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2022, with two optional five-year renewals. We made annual rental payments of approximately $3,820,000, $3,693,000 and $3,753,000, plus applicable taxes, insurance and maintenance expenses during fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

We have an operating lease for an additional 1,103,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease has an initial term of 22.5 years, expiring January 2023, with two optional five-year renewals. We made annual rental payments of approximately $4,176,000, $4,180,000 and $4,181,000, plus applicable taxes, insurance and maintenance expenses, during fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

In December 2003, we entered into an agreement to lease 780,000 square feet of a distribution facility located in Olive Branch, Mississippi. The lease has an initial term of six years, with two optional two-year renewals. The agreement included an option to lease an additional 390,000 square feet of the same distribution center, which we exercised, and began occupying this space in fiscal 2006. We made annual rental payments of approximately $2,968,000, $2,968,000 and $1,927,000 plus applicable taxes, insurance and maintenance expenses fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

In February 2004, we entered into an agreement to lease 781,000 square feet of a distribution center located in Cranbury, New Jersey. The lease has an initial term of seven years, with three optional five-year renewals. The agreement allows us to lease an additional 219,000 square feet of the facility in the event the current tenant vacates the premises. As of February 3, 2008, the current tenant had not vacated the premises. We made annual rental payments of approximately $3,610,000, $3,397,000 and $3,339,000, plus applicable taxes, insurance and maintenance expenses, during fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

In August 2004, we entered into an agreement to lease a 500,000 square foot distribution facility located in Memphis, Tennessee. The lease has an initial term of four years, with one optional three-year and nine-month renewal. We made annual rental payments of approximately $1,059,000, $1,025,000 and $913,000, plus applicable taxes, insurance and maintenance expenses, during fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

In May 2006, we entered into an agreement to lease a 418,000 square foot distribution facility located in South Brunswick, New Jersey. The lease has an initial term of two years, with two optional two-year renewals. We made annual rental payments of approximately $1,987,000 and $1,247,000, plus applicable taxes, insurance and maintenance expenses in fiscal 2007 and fiscal 2006, respectively.

In September 2007, we entered into a 10-year agreement to lease 1,180,000 square feet of storage facility space in City of Industry, California. As of February 3, 2008, we were occupying 950,000 square feet of this new facility. During fiscal 2007, we made total rental payments of approximately $1,672,000 plus applicable taxes, insurance and maintenance expenses.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

CONSOLIDATION OF MEMPHIS-BASED DISTRIBUTION FACILITIES

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of February 3, 2008, $929,000 was outstanding under the Partnership 1 industrial development bonds.

We made annual rental payments in fiscal 2007, fiscal 2006 and fiscal 2005 of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 3.4% as of February 3, 2008), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2008, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of February 3, 2008, $11,893,000 was outstanding under the Partnership 2 industrial development bonds.

We made annual rental payments of approximately $2,591,000, $2,585,000 and $2,600,000 plus.applicable taxes, insurance and maintenance expenses in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Although the current term of the lease expires in August 2008, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship to us and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of February 3, 2008, our consolidated balance sheet includes $16,995,000 in assets (primarily buildings), $12,822,000 in debt and $4,173,000 in other long-term liabilities. Consolidation of these partnerships does not have an impact on our net income.

IMPACT OF INFLATION

The impact of inflation on our results of operations for the past three fiscal years has not been significant.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies affect the significant estimates and assumptions used in the preparation of our consolidated financial statements.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers.

Advertising and Prepaid Catalog Expenses
Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Any reduction in the estimated lives would result in higher depreciation expense in a given period for the related assets.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We review for impairment all stores for which current cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to 20 years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that approximates our weighted average cost of capital) or other reasonable estimates of fair market value. See Note A to the Consolidated Financial Statements for additional information regarding Property and Equipment.

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and general liability claims reserves based on an actuarial analysis. Reserves for self-insurance liabilities of $21,512,000 and $23,407,000 as of February 3, 2008 and January 28, 2007, respectively, are recorded within accrued salaries, benefits and other on our consolidated balance sheet.

Customer Deposits
Customer deposits are primarily comprised of unredeemed gift certificates, gift cards and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift certificates, gift cards and merchandise credits until the earlier of redemption, escheatment or four years. During the second quarter of fiscal 2006, we completed an analysis of our historical gift certificate and gift card redemption patterns based on our historical redemption data. As a result of this analysis, we concluded that the likelihood of our gift certificates and gift cards being redeemed beyond four years from the date of issuance is remote. As a result, we changed our estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from our prior estimate of seven years in fiscal 2006. As of February 3, 2008 and January 28, 2007, customer deposits were $201,743,000 and $187,625,000, respectively.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by our customers. Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Sales Return Reserve
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. If actual returns, net of cost of goods sold, are different than those projected by management, the estimated sales return reserve will be adjusted accordingly. As of February 3, 2008 and January 28, 2007, our reserve for sales returns was $17,259,000 and $15,467,000, respectively.

Stock-Based Compensation
We measure and record compensation expense in our consolidated financial statements for all stock-based compensation awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of issuance. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised or cancelled. The fair value of the award is amortized over the expected service period. Total stock-based compensation expense was $26,812,000, $26,759,000 and $440,000, in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, and is recorded as a component of selling, general and administrative expenses.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

We adopted the provisions of FIN 48 on January 29, 2007, which clarifies the accounting for uncertain tax positions. FIN 48 prescribes a process for the recognition and measurement of a tax position taken or expected to be taken in a tax return and requires us to make estimates of the likelihood that certain tax positions will be realized upon ultimate settlement. It is reasonably possible that current income tax examinations involving uncertain tax positions could be resolved within the next 12 months through administrative adjudicative procedures or settlement.

NEW ACCOUNTING PRONOUNCEMENTS

As of January 29, 2007, we adopted Emerging Issues Task Force ("EITF") 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. We present revenues net of any taxes collected from customers and remitted to governmental authorities. The adoption of EITF 06-3 did not have an impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures," which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 only applies to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments, and measurements that are similar to, but not intended to be, fair value. This Statement is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. In November 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities reported or disclosed at fair value in the financial statements on a nonrecurring basis. This Statement will require additional disclosures in our financial statements. We do not expect the adoption of SFAS No. 157 for financial assets and liabilities to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." SFAS No. 159 will permit entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific acquisition-related items, including expensing acquisition-related costs as incurred, valuing non-controlling interests (minority interests) at fair value at the acquisition date, and expensing restructuring costs associated with an acquired business. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first fiscal period beginning on or after December 15, 2008, except for adjustments to a previously acquired entity's deferred tax assets and uncertain tax position balances occurring outside the measurement period, which are recorded as a component of income tax expense in the period of adjustment, rather than goodwill. Early adoption is not permitted. Generally, the effect of SFAS 141(R) will depend on future acquisitions and, as such, we do not currently expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include changes in U.S. interest rates, foreign currency exchange rates, including the devaluation of the U.S. dollar and the effects of rising prices in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

As of February 3, 2008, we have three debt instruments with variable interest rates which subject us to risks associated with changes in interest rates (the interest payable on our credit facility, Mississippi industrial development bond and bond-related debt associated with our Memphis-based distribution facilities). As of February 3, 2008, the total outstanding principle balance on these instruments was $25,972,000 (with an interest rate of approximately 3.4% as of February 3, 2008). If interest rates on these existing variable rate debt instruments rose 34 basis points (an approximate 10% increase in the associated variable rates as of February 3, 2008), our results from operations and cash flows would not be materially affected.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. As of February 3, 2008, our investments, made solely in money market funds, are stated at cost and approximate their fair values. An increase in interest rates of 10% would have an immaterial effect on the value of these investments. Declines in interest rates would, however, decrease the income derived from these investments.

Foreign Currency Risks

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are denominated in U.S. dollars. Approximately 5% of our international purchase transactions are in currencies other than the U.S. dollar, primarily the euro. Any currency risks related to these international purchase transactions were not significant to us during fiscal 2007 and fiscal 2006. However, since we pay for the majority of our international purchases in U.S. dollars, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors in their effort to offset any lost profits associated with any currency devaluation. We can not predict with certainty the effect these increased costs may have on our financial statements or results of operations.

In addition, as of February 3, 2008, we have 15 retail stores in Canada and limited operations in both Europe and Asia, each of which expose us to market risk associated with foreign currency exchange rate fluctuations. Although these exchange rate fluctuations have not been material to us in the past, we may enter into foreign currency contracts in the future to minimize any currency remeasurement risk associated with the intercompany assets and liabilities of our subsidiaries. We did not enter into any foreign currency contracts during fiscal 2007 or fiscal 2006.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.
Consolidated Statements of Earnings

Dollars and shares in thousands, except per share amounts	Fiscal Year Ended Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
Net revenues	$3,944,934	$3,727,513	$3,538,947
Cost of goods sold	2,408,963	2,240,226	2,103,465
Gross margin	1,535,971	1,487,287	1,435,482
Selling, general and administrative expenses	1,222,573	1,159,786	1,090,392
Interest income	(5,041)	(11,810)	(5,683)
Interest expense	2,099	2,125	1,975
Earnings before income taxes	316,340	337,186	348,798
Income taxes	120,583	128,318	133,932
Net earnings	$ 195,757	$ 208,868	$ 214,866
Basic earnings per share	$ 1.79	$ 1.83	$ 1.86
Diluted earnings per share	$ 1.76	$ 1.79	$ 1.81
Shares used in calculation of earnings per share:			
Basic	109,273	114,020	115,616
Diluted	111,447	116,773	118,427

See Notes to Consolidated Financial Statements.

Form 10-K

Williams-Sonoma, Inc.
Consolidated Balance Sheets

Dollars and shares in thousands, except per share amounts	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
ASSETS		
Current assets		
Cash and cash equivalents	$ 118,950	$ 275,429
Accounts receivable	48,052	48,821
Merchandise inventories – net	693,661	610,599
Prepaid catalog expenses	54,907	59,610
Prepaid expenses	32,276	28,570
Deferred income taxes	91,843	70,837
Other assets	10,086	7,097
Total current assets	1,049,775	1,100,963
Property and equipment – net	981,075	912,582
Non-current deferred income taxes	44,997	18,670
Other assets (less accumulated amortization of $876 and $632)	18,007	16,116
Total assets	$2,093,854	$2,048,331
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 197,561	$ 214,771
Accrued salaries, benefits and other	95,383	85,148
Customer deposits	201,743	187,625
Income taxes payable	83,984	101,638
Current portion of long-term debt	14,734	15,853
Other liabilities	18,129	22,699
Total current liabilities	611,534	627,734
Deferred rent and lease incentives	247,836	236,604
Long-term debt	11,238	12,822
Other long-term obligations	57,523	19,740
Total liabilities	928,131	896,900
Commitments and contingencies – See Note L		
Shareholders' equity		
Preferred stock, $.01 par value, 7,500 shares authorized, none issued	—	—
Common stock, $.01 par value, 253,125 shares authorized, 105,349 shares issued and outstanding at February 3, 2008; 109,868 shares issued and outstanding at January 28, 2007	1,054	1,099
Additional paid-in capital	403,217	358,223
Retained earnings	746,201	784,325
Accumulated other comprehensive income	15,251	7,784
Total shareholders' equity	1,165,723	1,151,431
Total liabilities and shareholders' equity	$2,093,854	$2,048,331

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Shareholders' Equity

Dollars and shares in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Comprehensive Income
Balance at January 30, 2005 (52 Weeks)	115,372	$1,154	$286,720	$ 664,619	$ 5,169	$ 957,662	
Net earnings	—	—	—	214,866	—	214,866	$214,866
Foreign currency translation adjustment	—	—	—	—	2,526	2,526	2,526
Exercise of stock options and related tax effect	1,829	18	43,727	—	—	43,745	
Repurchase and retirement of common stock	(2,422)	(24)	(5,741)	(88,156)	—	(93,921)	
Stock-based compensation expense	—	—	440	—	—	440	
Comprehensive income							$217,392
Balance at January 29, 2006 (52 Weeks)	114,779	1,148	325,146	791,329	7,695	1,125,318	
Net earnings	—	—	—	208,868	—	208,868	$208,868
Foreign currency translation adjustment	—	—	—	—	76	76	76
Unrealized gain on investment	—	—	—	—	13	13	13
Exercise of stock options and related tax effect	913	9	21,349	—	—	21,358	
Repurchase and retirement of common stock	(5,824)	(58)	(15,031)	(170,419)	—	(185,508)	
Stock-based compensation expense	—	—	26,759	54	—	26,813	
Dividends declared	—	—	—	(45,507)	—	(45,507)	
Comprehensive income							$208,957
Balance at January 28, 2007 (52 Weeks)	109,868	1,099	358,223	784,325	7,784	1,151,431	
Net earnings	—	—	—	195,757	—	195,757	$195,757
Foreign currency translation adjustment	—	—	—	—	7,482	7,482	7,482
Unrealized loss on investment	—	—	—	—	(15)	(15)	(15)
Exercise of stock options and related tax effect	1,677	16	36,337	—	—	36,353	
Repurchase and retirement of common stock	(6,196)	(61)	(18,060)	(172,257)	—	(190,378)	
Stock-based compensation expense	—	—	26,717	60	—	26,777	
Dividends declared	—	—	—	(50,000)	—	(50,000)	
Adoption of FIN 48 [1]	—	—	—	(11,684)	—	(11,684)	
Comprehensive income							$203,224
Balance at February 3, 2008 (53 Weeks)	105,349	$1,054	$403,217	$ 746,201	$15,251	$1,165,723	

[1] Represents the impact from the implementation of Financial Accounting Standards Board ("FASB") Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." See Note A.

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Cash Flows

Dollars in thousands	*Fiscal Year Ended* Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
Cash flows from operating activities:			
Net earnings	$ 195,757	$ 208,868	$ 214,866
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	140,701	135,031	123,199
Loss on disposal/impairment of assets	4,700	17,113	12,050
Amortization of deferred lease incentives	(29,400)	(28,683)	(24,909)
Deferred income taxes	(31,951)	(50,751)	(20,791)
Tax benefit from exercise of stock options	3,922	2,545	15,743
Stock-based compensation expense	26,812	26,813	440
Changes in:			
Accounts receivable	2,091	1,070	(6,829)
Merchandise inventories	(81,469)	(90,598)	(67,474)
Prepaid catalog expenses	4,702	(5,684)	(405)
Prepaid expenses and other assets	(8,161)	5,398	9,032
Accounts payable	(30,068)	11,981	14,365
Accrued salaries, benefits and other current and long term liabilities[1]	5,945	(6,141)	15,950
Customer deposits	13,458	14,958	24,066
Deferred rent and lease incentives	37,675	49,079	27,661
Income taxes payable	(9,175)	18,115	11,409
Net cash provided by operating activities	245,539	309,114	348,373
Cash flows from investing activities:			
Purchases of property and equipment	(212,024)	(190,980)	(151,788)
Proceeds from software developer reimbursement	14,770	—	—
Proceeds from insurance reimbursement	—	1,104	—
Proceeds from the disposal of assets/sale of investment	285	589	—
Other	(281)	—	—
Net cash used in investing activities	(197,250)	(189,287)	(151,788)
Cash flows from financing activities:			
Repayments of long-term obligations	(2,703)	(4,679)	(9,235)
Net proceeds from exercise of stock options	28,362	13,935	28,002
Excess tax benefit from exercise of stock options	5,100	4,878	—
Repurchase of common stock	(190,378)	(185,508)	(93,921)
Payment of dividends	(48,863)	(34,435)	—
Credit facility renewal costs	—	(218)	(654)
Net cash used in financing activities	(208,482)	(206,027)	(75,808)
Effect of exchange rates on cash and cash equivalents	3,714	647	995
Net (decrease) increase in cash and cash equivalents	(156,479)	(85,553)	121,772
Cash and cash equivalents at beginning of year	275,429	360,982	239,210
Cash and cash equivalents at end of year	$ 118,950	$ 275,429	$ 360,982
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest [2]	$ 3,484	$ 2,815	$ 3,352
Income taxes[3]	154,948	155,041	130,766

[1] *Includes the impact from the implementation of FIN 48. See Note A.*

[2] *Interest paid, net of capitalized interest, was $2.1 million, $2.1 million and $2.2 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.*

[3] *Income taxes paid is presented net of refunds of $1.5 million and $1.7 million in fiscal 2007 and fiscal 2006, respectively.*

See Notes to Consolidated Financial Statements.

Note A: Summary of Significant Accounting Policies

We are a specialty retailer of products for the home. The retail segment of our business sells our products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The direct-to-customer segment of our business sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). The catalogs reach customers throughout the U.S., while the five retail concepts, as of February 3, 2008, operated 600 stores in 44 states, Washington, D.C. and Canada.

Significant intercompany transactions and accounts have been eliminated.

Fiscal Year
Our fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal 2007, a 53-week year, ended on February 3, 2008; fiscal 2006, a 52-week year, ended on January 28, 2007; and fiscal 2005, a 52-week year, ended on January 29, 2006.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an on-going basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash Equivalents
Cash equivalents include highly liquid investments with an original maturity of three months or less. Our policy is to invest in high-quality, short-term instruments to achieve maximum yield while maintaining a level of liquidity consistent with our needs. Book cash overdrafts issued but not yet presented to the bank for payment are reclassified to accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Accounts receivable consist primarily of credit card and landlord receivables for which collectibility is reasonably assured. Other miscellaneous receivables are evaluated for collectibility on a regular basis and an allowance for doubtful accounts is recorded as deemed necessary. Our allowance for doubtful accounts was not material to our financial statements as of fiscal year-end 2007 or fiscal year-end 2006.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. We estimate a provision for damaged, obsolete, excess and slow-moving inventory based on inventory aging reports and specific identification. If actual obsolescence is different from our estimate, we will adjust our provision accordingly. Specific reserves are also recorded in the event the cost of the inventory exceeds the fair market value. In addition, on a monthly basis, we estimate a reserve for expected shrinkage at the concept and channel level based on historical shrinkage factors and our current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, off-site storage locations, and our third party transportation providers. Approximately 60%, 62% and 63% of our merchandise purchases in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, were foreign-sourced, primarily from Asia and Europe.

Advertising and Prepaid Catalog Expenses
Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of actual revenues to the total of actual and estimated future revenues on an individual catalog basis. Estimated future revenues are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog related-costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Total advertising expenses (including catalog advertising, e-commerce advertising and all other advertising costs) were approximately $379,468,000, $365,829,000 and $346,620,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets below. Any reduction in the estimated useful lives would result in higher depreciation expense in a given period for the related assets.

Leasehold improvements	Shorter of estimated useful life or lease term (generally 3 – 22 years)
Fixtures and equipment	2 – 20 years
Buildings and building improvements	10 – 40 years
Capitalized software	2 – 10 years
Corporate aircraft	20 years (20% salvage value)

Internally developed software costs are capitalized in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

Interest costs related to assets under construction, including software projects, are capitalized during the construction or development period. We capitalized interest costs of $1,389,000, $699,000 and $1,200,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

For any store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed, however, most store closures occur upon the lease expiration.

We review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We review for impairment all stores for which current cash flows from operations are either negative or nominal, or the construction costs are significantly in excess of the amount originally expected. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term (typically 5 to 22 years) is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, employment rates, lease escalations, inflation on operating expenses and the overall economics of the retail industry for up to 20 years in the future, and are therefore subject to variability and difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the net carrying value and the asset's fair value. The fair value is estimated based upon future cash flows (discounted at a rate that approximates our weighted average cost of capital) or other reasonable estimates of fair market value. We recorded impairment charges of approximately $1,082,000, $5,629,000 and $733,000 in selling, general and administrative expenses in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, related to our retail stores.

Lease Rights and Other Intangible Assets
Lease rights, representing costs incurred to acquire the lease of a specific commercial property, are recorded at cost in other assets and are amortized over the lives of the respective leases. Other intangible assets include fees associated with the acquisition of our credit facility and are recorded at cost in other assets and amortized over the life of the facility.

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and general liability claims reserves based on an actuarial analysis. Reserves for self-insurance liabilities of $21,512,000 and $23,407,000 as of February 3, 2008 and January 28, 2007, respectively, are recorded within accrued salaries, benefits and other on our consolidated balance sheet.

Customer Deposits
Customer deposits are primarily comprised of unredeemed gift certificates, gift cards and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift certificates, gift cards and merchandise credits until the earlier of redemption, escheatment or four years. During the second quarter of fiscal 2006, we completed an analysis of our historical gift certificate and gift card redemption patterns based on our historical redemption data. As a result of this analysis, we concluded that the likelihood of our gift certificates and gift cards being redeemed beyond four years from the date of issuance is remote. As a result, we changed our estimate of the elapsed time for recording income associated with unredeemed gift certificates and gift cards to four years from our prior estimate of seven years. This change in estimate resulted in the recording of income in selling, general and administrative expenses in the second quarter of fiscal 2006 of approximately $12,400,000. As of February 3, 2008 and January 28, 2007, customer deposits were $201,743,000 and $187,625,000, respectively.

Deferred Rent and Lease Incentives
For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, we recognize rental expense on a straight-line basis over the lease term, including the construction period, and record the difference between rent expense and the amount currently payable as deferred rent. In accordance with Financial Accounting Standards Board ("FASB") Staff Position ("FSP") 13-1, "Accounting for Rental Costs Incurred During a Construction Period," we record rental expense during the construction period. Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the lease term, including the construction period.

Contingent Liabilities
Contingent liabilities are recorded when it is determined that the outcome of an event is expected to result in a loss that is considered probable and reasonably estimable.

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximate their estimated fair values.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are received by our customers in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" as amended by SAB No. 104, "Revenue Recognition." Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Sales Returns Reserve
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. If actual returns, net of cost of goods sold, are different than those projected by management, the estimated sales returns reserve will be adjusted accordingly. A summary of activity in the sales returns reserve is as follows:

Dollars in thousands	Fiscal 2007[1] (53 Weeks)	Fiscal 2006[1] (52 Weeks)	Fiscal 2005[1] (52 Weeks)
Balance at beginning of year	$ 15,467	$ 13,682	$ 13,506
Provision for sales returns	277,281	264,630	243,807
Actual sales returns	(275,489)	(262,845)	(243,631)
Balance at end of year	$ 17,259	$ 15,467	$ 13,682

[1]Amounts are shown net of cost of goods sold.

Vendor Allowances
We receive allowances or credits from certain vendors for volume rebates. We treat such volume rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are recorded in both cost of goods sold and in selling, general and administrative expenses.

Cost of Goods Sold
Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection), and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Stock-Based Compensation
We account for stock-based compensation arrangements in accordance with Statements of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," by measuring and recording compensation expense in our consolidated financial statements for all stock-based compensation awards using a fair value method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of issuance. Significant factors affecting the fair value of option awards include the

estimated future volatility of our stock price and the estimated expected term until the option award is exercised or cancelled. The fair value of the award is amortized over the expected service period. Total stock-based compensation expense was $26,812,000, $26,759,000 and $440,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, and is recorded as a component of selling, general and administrative expenses. Prior to fiscal 2006, we accounted for stock-based compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized prior to fiscal 2006 for option awards with an exercise price equal to the fair value of our common stock on the date of grant.

Financial Instruments
As of February 3, 2008, we have 15 retail stores in Canada and limited operations in both Europe and Asia, each of which expose us to market risk associated with foreign currency exchange rate fluctuations. Although these exchange rate fluctuations have not been material to us in the past, we may enter into foreign currency contracts in the future to minimize any currency remeasurement risk associated with the intercompany assets and liabilities of our subsidiaries. We did not enter into any foreign currency contracts during fiscal 2007 or fiscal 2006.

Foreign Currency Translation
We have subsidiaries which have foreign operations and a functional currency different than the U.S. dollar, such as in Canada (functional currency of the CAD), in Europe (functional currency of the euro), in Turkey (functional currency of the lira), in the United Kingdom (functional currency of the GBP) and in Vietnam (functional currency of the dong). Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within shareholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in selling, general and administrative expenses.

Earnings Per Share
Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period plus common stock equivalents consisting of shares subject to stock-based awards with exercise prices less than or equal to the average market price of our common stock for the period, to the extent their inclusion would be dilutive.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings.

On January 29, 2007, we adopted the provisions of FIN 48, which clarifies the accounting for uncertain tax positions. As a result of the implementation of FIN 48, we recognized an $11,684,000 increase in unrecognized tax benefits, which was accounted for as a reduction to the January 29, 2007 balance of retained earnings. As of February 3, 2008 we had $35,211,000 of unrecognized tax benefits, of which $22,634,000 (net of tax benefit) would, if recognized, affect the effective tax rate. During fiscal 2007, the adoption of FIN 48 resulted in an approximate net 40 basis point negative impact on our effective tax rate.

The following table summarizes the activity related to our gross unrecognized tax benefits:

Dollars in thousands, except per share amounts	Total
Balance at January 29, 2007	$30,981
Increases related to current year tax positions	7,076
Increases for tax positions for prior years	712
Decreases for tax positions for prior years	(1,010)
Settlements	(1,979)
Lapse in statute of limitations	(569)
Balance at February 3, 2008	$35,211

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. Upon the implementation of FIN 48 (adopted on January 29, 2007) and as of February 3, 2008, our accruals for the payment of interest and penalties totaled $5,983,000 and $9,006,000, respectively, all of which related to interest.

Due to the potential resolution of state issues, it is reasonably possible that the balance of our gross unrecognized tax benefits could decrease within the next twelve months by a range of $3,000,000 to $16,000,000.

We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal Revenue Service (IRS) has concluded its examination of our U.S. federal income tax returns for years prior to 2004 without any significant adjustments. Substantially all material state, local and foreign income tax examinations have been concluded for years through 1999.

New Accounting Pronouncements

As of January 29, 2007, we adopted Emerging Issues Task Force ("EITF") 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 requires disclosure of the method of accounting for the applicable assessed taxes and the amount of assessed taxes that are included in revenues if they are accounted for under the gross method. We present revenues net of any taxes collected from customers and remitted to governmental authorities. The adoption of EITF 06-3 did not have an impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures," which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 only applies to fair value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments, and measurements that are similar to, but not intended to be, fair value. This Statement is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities. In November 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities reported or disclosed at fair value in the financial statements on a nonrecurring basis. This Statement will require additional disclosures in our financial statements. We do not expect the adoption of SFAS No. 157 for financial assets and liabilities to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115." SFAS No. 159 will permit entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141(Revised 2007), Business Combinations ("SFAS 141(R)"). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific acquisition-related items, including expensing acquisition-related costs as incurred, valuing non-controlling interests (minority interests) at fair value at the acquisition date, and expensing restructuring costs associated with an acquired business. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first fiscal period beginning on or after December 15, 2008, except for adjustments to a previously acquired entity's deferred tax assets and uncertain tax position balances occurring outside the measurement period, which are recorded as a component of income tax expense in the period of adjustment, rather than goodwill. Early adoption is not permitted. Generally, the effect of SFAS 141(R) will depend on future acquisitions and, as such, we do not currently expect the adoption of this Statement to have a material impact on our consolidated financial position, results of operations or cash flows.

Note B: Property and Equipment

Property and equipment consists of the following:

Dollars in thousands	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Leasehold improvements	$ 800,658	$ 720,927
Fixtures and equipment	544,152	479,012
Capitalized software	196,311	181,829
Land and buildings	133,435	132,464
Corporate systems projects in progress[1]	96,493	83,650
Corporate aircraft	48,668	48,670
Construction in progress[2]	23,384	16,799
Total	1,843,101	1,663,351
Accumulated depreciation and amortization	(862,026)	(750,769)
Property and equipment – net	$ 981,075	$ 912,582

[1] *Corporate systems projects in progress is primarily comprised of a new merchandising, inventory management and order management system currently under development.*
[2] *Construction in progress is primarily comprised of leasehold improvements and furniture and fixtures related to new, expanded or remodeled retail stores where construction had not been completed as of year-end.*

Note C: Borrowing Arrangements

Long-term debt consists of the following:

Dollars in thousands	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Obligations under capital leases	$ —	$ 163
Memphis-based distribution facilities obligation	12,822	14,312
Mississippi industrial development bonds	13,150	14,200
Total debt	25,972	28,675
Less current maturities	14,734	15,853
Total long-term debt	$11,238	$12,822

Capital Leases
In fiscal 2006, capital lease obligations of $163,000 consisted primarily of leases for distribution center equipment used in our normal course of business, which expired in fiscal 2007. During fiscal 2007, we did not enter into any new capital lease agreements.

Memphis-Based Distribution Facilities Obligation
See Note F for a discussion on our bond-related debt pertaining to our Memphis-based distribution facilities.

Mississippi Industrial Development Bonds
In June 2004, in an effort to utilize tax incentives offered to us by the state of Mississippi, we entered into an agreement whereby the Mississippi Business Finance Corporation issued $15,000,000 in long-term variable rate industrial development bonds, the proceeds, net of debt issuance costs, of which were loaned to us to finance the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center. The bonds are marketed through a remarketing agent and are secured by a letter of credit issued under our $300,000,000 line of credit facility. The bonds mature on June 1, 2024. The bond rate resets each week based upon current market rates. The rate in effect at February 3, 2008 was 3.4%.

The bond agreement allows for each bondholder to tender their bonds to the trustee for repurchase, on demand, with seven days advance notice. In the event the remarketing agent fails to remarket the bonds, the trustee will draw upon the letter of credit to fund the purchase of the bonds. As of February 3, 2008, $13,150,000 remained outstanding on these bonds and was classified as current debt. The bond proceeds were restricted for use in the acquisition and installation of leasehold improvements and equipment located in our Olive Branch, Mississippi distribution center.

The aggregate maturities of long-term debt at February 3, 2008 were as follows:

Dollars in thousands	
Fiscal 2008	$14,734
Fiscal 2009	1,438
Fiscal 2010	1,461
Fiscal 2011	1,414
Fiscal 2012	1,535
Thereafter	5,390
Total	$25,972

Credit Facility
As of February 3, 2008, we have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit and contains certain financial covenants, including a maximum leverage ratio (funded debt adjusted for lease and rent expense to EBITDAR), and covenants limiting our ability to dispose of assets, make acquisitions, be acquired, incur indebtedness, grant liens and make investments. Prior to April 4, 2011, we may, upon notice to the lenders, request an increase in the new credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. The credit facility contains events of default that include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross defaults to certain other indebtedness and events constituting a change of control. The occurrence of an event of default will increase the applicable rate of interest by 2.0% and could result in the acceleration of our obligations under the credit facility and an obligation of any or all of our U.S. subsidiaries to pay the full amount of our obligations under the credit facility. The credit facility matures on October 4, 2011, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent) or LIBOR plus a margin based on our leverage ratio. During fiscal 2007, we had borrowings under the credit facility of $189,000,000, however, no amounts were outstanding under the credit facility as of February 3, 2008. No amounts were borrowed under the credit facility in fiscal 2006. As of February 3, 2008, $36,229,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation, other insurance programs and certain debt transactions. As of February 3, 2008, we were in compliance with our financial covenants under the credit facility.

Letter of Credit Facilities
On September 8, 2007, we amended our five unsecured commercial letter of credit reimbursement facilities, each of which expires on September 7, 2008, to increase the aggregate available under all letter of credit facilities to $175,000,000. The letter of credit facilities contain substantially similar covenants and provide for substantially similar events of default as the credit facility. Interest on amounts outstanding under the letter of credit facilities accrues at the lender's prime rate (or if greater, the average rate on overnight federal funds plus one-half of one percent). As of February 3, 2008, an aggregate of $134,717,000 was outstanding under the letter of credit facilities. Such letters of credit represent only a future commitment to fund inventory purchases to which we had not taken legal title as of February 3, 2008. The latest expiration possible for any future letters of credit issued under the facilities is February 4, 2009.

Interest Expense
Interest expense was $2,099,000 (net of capitalized interest of $1,389,000), $2,125,000 (net of capitalized interest of $699,000) and $1,975,000 (net of capitalized interest of $1,200,000) for fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	Fiscal Year Ended		
Dollars in thousands	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
United States	$ 299,235	$ 319,732	$ 337,468
Foreign	17,105	17,454	11,330
Total earnings before income taxes	$ 316,340	$ 337,186	$ 348,798

The provision for income taxes consists of the following:

	Fiscal Year Ended		
Dollars in thousands	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
Current			
Federal	$ 126,219	$ 148,125	$ 131,242
State	19,254	24,645	19,002
Foreign	7,061	6,299	4,479
Total current	152,534	179,069	154,723
Deferred			
Federal	(26,494)	(44,573)	(18,912)
State	(4,796)	(5,802)	(1,538)
Foreign	(661)	(376)	(341)
Total deferred	(31,951)	(50,751)	(20,791)
Total provision	$ 120,583	$ 128,318	$ 133,932

Except where required by U.S. tax law, we have historically elected not to provide for U.S. income taxes with respect to the undistributed earnings of our foreign subsidiaries as we have intended to utilize those earnings in the foreign operations for an indefinite period of time. In the second quarter of fiscal 2007, we assessed our anticipated future cash needs and the overall financial position of our Canadian subsidiary and concluded that the remaining undistributed earnings were in excess of our future cash requirements for the on-going operations of our Canadian subsidiaries. Accordingly, our Canadian subsidiary repatriated $26,100,000 to our U.S. operations in the second quarter of fiscal 2007. These repatriated earnings were offset by foreign tax credits that reduced the financial tax liability associated with this foreign dividend to zero. The accumulated remaining undistributed earnings of all of our foreign subsidiaries were approximately $9,500,000 as of February 3, 2008 and are sufficient to support our anticipated future cash needs for our foreign operations. We currently intend to utilize the remainder of these undistributed earnings for an indefinite period of time and will only repatriate such earnings when it is tax effective to do so. It is currently not practical to estimate the tax liability that might be payable if these foreign earnings were to be repatriated.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

	Fiscal Year Ended		
	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
Federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State income tax rate and other, less federal benefit	3.1%	3.1%	3.4%
Total	38.1%	38.1%	38.4%

Significant components of our deferred tax accounts are as follows:

Dollars in thousands	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)
Current:		
Compensation	$ 11,392	$ 11,977
Inventory	22,117	16,210
Accrued liabilities	17,585	16,821
Customer deposits	61,215	47,969
Deferred catalog costs	(21,184)	(22,878)
Other	718	738
Total current	91,843	70,837
Non-current:		
Depreciation	14,616	11,803
Deferred rent	12,390	10,718
Stock-based compensation	17,757	9,972
Deferred lease incentives	(23,046)	(20,070)
Executive deferral plan	6,214	5,113
State taxes	15,985	—
Other	1,081	1,134
Total non-current	44,997	18,670
Total deferred tax assets, net	$136,840	$ 89,507

Note E: Accounting for Leases

Operating Leases

We lease store locations, warehouses, corporate facilities, call centers and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either minimum rent, minimum rent plus additional rent based on a percentage of store sales if a specified store sales threshold is exceeded, or rent based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, any contingent rental payments are recorded as incurred each period when the sales threshold is probable and are excluded from our calculation of deferred rent liability. See Note A.

Total rental expense for all operating leases was as follows:

Dollars in thousands	Fiscal Year Ended Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
Minimum rent expense	$146,226	$130,870	$119,440
Contingent rent expense	35,731	35,020	33,529
Less: sublease rental income	(46)	(39)	(62)
Total rent expense	$181,911	$165,851	$152,907

The aggregate minimum annual rental payments under noncancelable operating leases (excluding the Memphis-based distribution facilities) in effect at February 3, 2008 were as follows:

Dollars in thousands	Minimum Lease Commitments[1]
Fiscal 2008	$ 214,502
Fiscal 2009	210,168
Fiscal 2010	198,564
Fiscal 2011	180,600
Fiscal 2012	164,939
Thereafter	763,326
Total	$ 1,732,099

[1] Projected payments include only those amounts that are fixed and determinable as of the reporting date. We currently pay rent for certain store locations based on a percentage of store sales if a specified store sales threshold or contractual obligations of the landlord has not been met. Projected payments for these locations are based on minimum rent, as future store sales cannot be predicted with certainty.

Note F: Consolidation of Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of February 3, 2008, $929,000 was outstanding under the Partnership 1 industrial development bonds.

We made annual rental payments in fiscal 2007, fiscal 2006 and fiscal 2005 of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 3.4% on February 3, 2008), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2008, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of February 3, 2008, $11,893,000 was outstanding under the Partnership 2 industrial development bonds.

We made annual rental payments of approximately $2,591,000, $2,585,000 and $2,600,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Although the current term of the lease expires in August 2008, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under FIN 46R due to their related party relationship to us and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of February 3, 2008, our consolidated balance sheet includes $16,995,000 in assets (primarily buildings), $12,822,000 in debt and $4,173,000 in other long-term liabilities. Consolidation of these partnerships does not have an impact on our net income.

Note G: Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

Dollars and amounts in thousands, except per share amounts	Net Earnings	Weighted Average Shares	Per-Share Amount
2007 (53 Weeks)			
Basic	$195,757	109,273	$1.79
Effect of dilutive stock-based awards		2,174	
Diluted	$195,757	111,447	$1.76
2006 (52 Weeks)			
Basic	$208,868	114,020	$1.83
Effect of dilutive stock-based awards		2,753	
Diluted	$208,868	116,773	$1.79
2005 (52 Weeks)			
Basic	$214,866	115,616	$1.86
Effect of dilutive stock-based awards		2,811	
Diluted	$214,866	118,427	$1.81

Stock-based awards of 5,612,000, 4,181,000 and 320,000 in fiscal 2007, fiscal 2006 and fiscal 2005 respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

Note H: Common Stock

Authorized preferred stock consists of 7,500,000 shares at $0.01 par value of which none was outstanding during fiscal 2007 or fiscal 2006. Authorized common stock consists of 253,125,000 shares at $0.01 par value. Common stock outstanding at the end of fiscal 2007 and fiscal 2006 was 105,349,000 and 109,868,000 shares, respectively. Our Board of Directors is authorized to issue equity awards for up to the total number of shares authorized and remaining available for grant under our 2001 Amended and Restated Long-Term Incentive Plan.

During fiscal 2007, we repurchased and retired a total of 6,195,500 shares of common stock completing all programs previously authorized, at a weighted average cost of $30.73 per share and an aggregate cost of approximately $190,378,000.

In January 2008, our Board of Directors authorized the repurchase of up to an additional $150,000,000 of our common stock through open market and privately negotiated transactions, at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. The stock repurchase program does not have an expiration date and may be limited or terminated at any time without prior notice.

During fiscal 2007, total cash dividends declared were approximately $50,000,000, or $0.46 per common share, of which $37,790,000 was paid during the year and $12,210,000 was paid on February 27, 2008 to shareholders of record as of the close of business on January 25, 2008. Our quarterly cash dividend may be limited or terminated at any time. In March 2008, our Board of Directors authorized an increase in our quarterly cash dividend from $0.115 to $0.12 per common share.

Note I: Stock-Based Compensation

Our Amended and Restated 2001 Long-Term Incentive Plan (the "2001 Plan") provides for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units, deferred stock awards (collectively, "stock awards") and dividend equivalents up to an aggregate of 15,959,903 shares. As of February 3, 2008, there were approximately 5,823,000 shares available for future grant. Awards may be granted under the 2001 Plan to officers, employees and non-employee Board members of the company or any parent or subsidiary. Annual grants are limited to 1,000,000 shares covered by option awards and 400,000 shares covered by stock awards on a per person basis. All grants of option awards made under the 2001 Plan have a maximum term of ten years, except incentive stock options that may be issued to 10% shareholders, which have a maximum term of five years. The exercise price of these option awards is not less than 100% of the closing price of our stock on the date prior to the grant date or not less than 110% of such closing price for an incentive stock option granted to a 10% shareholder. Option awards granted to employees generally vest over five years. Stock awards granted to employees vest over a period of three to five years for service based awards, and four and five years for performance based awards. Certain option and stock awards contain vesting acceleration clauses in the event of a merger or similar corporate event. Option and stock awards granted to non-employee Board members generally vest in one year. Non-employee Board members automatically receive option and stock awards on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of shareholders (so long as they continue to serve as a non-employee Board member). Shares issued as a result of option award exercises will be funded with the issuance of new shares.

We account for stock-based compensation arrangements in accordance with SFAS No. 123R, "Share-Based Payment," which requires us to measure and record compensation expense in our consolidated financial statements for all employee stock-based awards using a fair value method.

Prior to January 30, 2006, we accounted for stock-based compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation expense was recognized prior to fiscal 2006 for option awards with an exercise price equal to the fair value on the date of grant. The following table illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, to all of our stock-based compensation arrangements during fiscal 2005:

Dollars in thousands, except per share amounts	*Fiscal Year Ended* Jan. 29, 2006 (52 Weeks)
Net earnings, as reported	$214,866
Add: stock-based employee compensation expense included in reported net earnings, net of related tax effect	273
Less: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effect	(16,788)
Pro forma net earnings	$198,351
Basic earnings per share	
As reported	$ 1.86
Pro forma	1.72
Diluted earnings per share	
As reported	$ 1.81
Pro forma	1.69

In accordance with the provisions of SFAS No. 123R, our compensation expense is based on the following:

- *Stock Options* – Compensation expense related to the remaining unvested portion of all stock options granted prior to the adoption of SFAS No. 123R is based on the grant date fair value (using the market value of our stock on the date prior to the grant date), estimated in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148. Compensation expense related to all stock options granted subsequent to the SFAS No. 123R adoption date is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.
- *Stock-Settled Stock Appreciation Rights* – Compensation expense is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.
- *Restricted Stock Units* – For performance-based restricted stock units, compensation expense is based on the grant date fair value and the probability that the performance metrics will be achieved. For non-performance-based restricted stock units, compensation expense is based on the grant date fair value.

Stock Options
The following table summarizes our stock option activity during fiscal 2007, fiscal 2006 and fiscal 2005:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at January 30, 2005 (52 Weeks)	11,100,427	$ 19.08		
Granted (weighted average fair value of $23.77)	1,754,990	39.07		
Exercised	(1,829,082)	15.30		$ 42,844,000
Canceled	(716,426)	26.81		
Balance at January 29, 2006 (52 Weeks)	10,309,909	22.63		
Granted (weighted average fair value of $13.83)	146,700	40.21		
Exercised	(913,330)	15.26		$ 20,669,000
Canceled	(516,990)	33.59		
Balance at January 28, 2007 (52 Weeks)	9,026,289	23.04		
Granted[2]	—	—		
Exercised	(1,979,641)	19.45		$ 28,470,000
Canceled	(415,499)	36.60		
Balance at February 3, 2008 (53 Weeks)	6,631,149	23.26	4.30	$ 49,732,000
Vested at January 29, 2006 (52 Weeks)	5,704,164	$ 16.00		
Vested at January 28, 2007 (52 Weeks)	6,624,338	19.02	4.29	$102,640,000
Vested at February 3, 2008 (53 Weeks)	5,406,241	20.52	3.74	$ 49,105,000
Vested plus expected to vest at February 3, 2008	6,474,977	22.92	4.23	$ 49,718,000

[1] *Intrinsic value for activities other than exercises is defined as the difference between the grant price and the market value on the last business day of the fiscal year (or $27.52) for those stock options where the market value is greater than the exercise price. For exercises, intrinsic value is defined as the difference between the grant price and the market value on the date of exercise.*

[2] *In fiscal 2006, we began issuing stock-settled stock appreciation rights in lieu of stock option grants. Therefore, no stock options were granted during fiscal 2007. See the stock-settled stock appreciation rights table below.*

The following table summarizes information about stock options outstanding at February 3, 2008:

	Stock Options Outstanding			*Stock Options Exercisable*	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Term Remaining (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.31 – $ 13.66	1,672,238	2.01	$10.70	1,672,238	$10.70
$ 13.85 – $ 18.25	1,331,072	2.24	15.04	1,331,072	15.04
$ 18.31 – $ 32.31	1,714,709	5.13	26.07	1,366,011	25.48
$ 32.39 – $ 38.84	1,617,760	6.84	36.67	864,020	35.97
$ 39.77 – $ 43.85	295,370	7.81	41.57	172,900	41.13
$ 8.31 – $ 43.85	6,631,149	4.30	$23.26	5,406,241	$20.52

Stock-Settled Stock Appreciation Rights

A stock-settled stock appreciation right is an award that allows the recipient to receive common stock equal to the appreciation in the fair market value of our common stock between the date the award was granted and the conversion date for the number of shares vested.

The following table summarizes our stock-settled stock appreciation right activity during fiscal 2007 and fiscal 2006 (no stock-settled stock appreciation rights were granted prior to fiscal 2006):

	Shares	Weighted Average Conversion Price[1]	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[2]
Balance at January 29, 2006 (52 Weeks)	—	—		
Granted (weighted average fair value of $12.37)	2,111,550	$36.23		
Converted	—	—		—
Canceled	(132,700)	39.43		
Balance at January 28, 2007 (52 Weeks)	1,978,850	$36.01		
Granted (weighted average fair value of $11.56)	1,539,200	$34.42		
Converted	—	—		—
Canceled	(231,580)	36.07		
Balance at February 3, 2008 (53 Weeks)	3,286,470	$35.27	8.79	$7,000
Vested at February 3, 2008	291,714	$36.32	8.33	$ —
Vested plus expected to vest at February 3, 2008	2,705,563	$35.34	8.77	$5,000

[1] *Conversion price is defined as the price from which stock-settled stock appreciation rights are measured and is equal to the market value on the date of issuance.*

[2] *Intrinsic value for activities other than conversions is defined as the difference between the grant price and the current market value on the last business day of the fiscal year (or $27.52), for those stock-settled stock appreciation rights where the market value is greater than the conversion price. For conversions, intrinsic value is defined as the difference between the grant price and the market value on the date of the conversion.*

The following table summarizes information about stock-settled stock appreciation rights outstanding at February 3, 2008:

	Stock-Settled Stock Appreciation Rights Outstanding			*Stock-Settled Stock Appreciation Rights Vested*	
Range of Conversion Prices	Number Outstanding	Weighted Average Contractual Term Remaining (Years)	Weighted Average Conversion Price	Number Vested	Weighted Average Conversion Price
$ 27.14 – $ 33.07	685,690	8.82	$30.47	110,200	$30.56
$ 33.41 – $ 34.64	562,250	8.96	34.47	15,370	33.68
$ 34.89 – $ 34.89	1,218,850	9.14	34.89	—	—
$ 36.70 – $ 39.05	30,500	8.31	38.13	6,260	38.15
$ 40.44 – $ 42.13	789,180	8.11	40.47	159,884	40.47
$ 27.14 – $ 42.13	3,286,470	8.79	$35.27	291,714	$36.32

The fair value for both stock options and stock-settled stock appreciation rights was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

- *Expected term* – The expected term of the option awards represents the period of time between the grant date of the option awards and the date the option awards are either exercised or canceled, including an estimate for those option awards still outstanding.
- *Expected volatility* – The expected volatility is based on an average of the historical volatility of our stock price, for a period approximating our expected term, and the implied volatility of externally traded options of our stock that were entered into during the period.
- *Risk-free interest rate* – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates our expected term.
- *Dividend yield* – The dividend yield is based on our quarterly cash dividend and its anticipated dividend payout over our expected term of the option award.

The weighted average assumptions for fiscal 2007, fiscal 2006 and fiscal 2005 are as follows:

	Fiscal Year Ended		
	Feb. 3, 2008 (53 Weeks)	Jan. 28, 2007 (52 Weeks)	Jan. 29, 2006 (52 Weeks)
Expected term (years)	5.0	5.0	6.5
Expected volatility	33.6%	33.7%	59.2%
Risk-free interest rate	4.4%	4.7%	4.3%
Dividend yield	1%	1%	—

Restricted Stock Units

The following table summarizes our restricted stock unit activity during fiscal 2007, fiscal 2006 and fiscal 2005:

	Shares	Weighted Average Grant Date Fair Value	Intrinsic Value[1]
Balance at January 30, 2005 (52 Weeks)	—		
Granted	840,000	$42.18	
Vested	—	—	—
Canceled	—		
Balance at January 29, 2006 (52 Weeks)	840,000		
Granted	70,000	$30.34	
Vested	—	—	—
Canceled	(60,000)		
Balance at January 28, 2007 (52 Weeks)	850,000		
Granted	51,800	$32.71	
Vested	—	—	—
Canceled	(70,000)		
Balance at February 3, 2008 (53 Weeks)	831,800	$40.59	$22,891,000
Vested at February 3, 2008	—	—	—
Expected to Vest at February 3, 2008	762,153	$40.59	$20,974,000

[1] *Intrinsic value for restricted stock units is defined as the market value on the last business day of the fiscal year (or $27.52).*

Total Stock-Based Compensation Expense

During fiscal 2007, fiscal 2006 and fiscal 2005, we recognized total stock-based compensation expense, as a component of selling, general and administrative expenses, of $26,812,000, $26,759,000 and $440,000, respectively. As of February 3, 2008, there was a remaining unamortized expense balance of $60,456,000 (net of estimated forfeitures), which we expect to be recognized on a straight-line basis over an average remaining service period of approximately three years.

Tax Effect

We present tax benefits resulting from the exercise of stock-based awards as operating cash flows, and tax deductions in excess of the cumulative compensation cost recognized for stock-based compensation awards exercised as financing cash flows in the Consolidated Statements of Cash Flows. During fiscal 2007, fiscal 2006 and fiscal 2005, net proceeds from the exercise of stock options was $28,362,000, $13,935,000 and $28,002,000, respectively, and the tax benefit associated with such exercises totaled $10,821,000, $7,696,000 and $15,743,000, respectively.

Note J: Williams-Sonoma, Inc. 401(k) Plan and Other Employee Benefits

We have a defined contribution retirement plan, the "Williams-Sonoma, Inc. 401(k) Plan" (the "Plan"), which is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m) and 4975(e)(7). The Plan permits eligible employees to make salary deferral contributions up to 15% of eligible compensation each pay period (5% for certain higher paid individuals). Employees designate the funds in which their contributions are invested. Each participant may choose to have his or her salary deferral contributions and earnings thereon invested in one or more investment funds, including our company stock fund. Our matching contribution is equal to 50% of each participant's salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period (5% for certain higher paid individuals). For the first five years of the participant's employment, all matching contributions vest at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions vest immediately. The Plan consists of two parts: a profit sharing plan portion and, effective April 21, 2006, a stock bonus plan/employee stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the company internal revenue stock fund at any time. The profit sharing and ESOP components of the Plan are considered a single plan under Code section 414(l). Our contributions to the plan were $5,336,000, $3,467,000 and $3,322,000 in fiscal 2007, fiscal 2006 and fiscal 2005, respectively.

We have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management and other certain highly compensated employees. This plan permits eligible employees to make salary and bonus deferrals that are 100% vested. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period. As of February 3, 2008 and January 28, 2007, $16,105,000 and $13,322,000, respectively, was included in other long-term obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $12,758,000 and $10,688,000 as of February 3, 2008 and January 28, 2007, respectively, and was included in other assets.

Note K: Financial Guarantees

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Note L: Commitments and Contingencies

On September 30, 2004, we entered into a five-year service agreement with IBM to host and manage certain aspects of our data center information technology infrastructure. On July 10, 2007, we amended our service agreement with IBM and as a result, we have assumed responsibility for the operation of portions of our data center information technology infrastructure. Under the terms of the agreement, we are required to continue to pay both fixed and variable charges over the life of the agreement. The variable charges are primarily based on CPU hours, storage capacity and support services that are expected to fluctuate throughout the term of the agreement. We also remain subject to a minimum charge over the term of the agreement based on both a fixed and variable component calculated as a percentage of the total estimated service charges over the five-year term of the agreement. As of February 3, 2008, we estimate the remaining minimum charge to be approximately $4,670,000. The agreement can be terminated at any time for cause or convenience. In the event the agreement is terminated for convenience, a graduated termination fee will be assessed based on the time period remaining in the contract term. As of February 3, 2008, this termination fee was approximately $1,410,000.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

Note M: Segment Reporting

We have two reportable segments, retail and direct-to-customer. The retail segment has five merchandising concepts, which sell products for the home (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Williams-Sonoma Home). The five retail merchandising concepts are operating segments, which have been aggregated into one reportable segment, retail. The direct-to-customer segment has six merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm and Williams-Sonoma Home) and sells similar products through our seven direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Pottery Barn Bed and Bath, PBteen, West Elm and Williams-Sonoma Home) and six e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com and wshome.com). Management's expectation is that the overall economics of each of our major concepts within each reportable segment will be similar over time.

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies. It is not practicable for us to report revenue by product group.

We use earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated costs before income taxes include corporate employee-related costs, occupancy expenses (including depreciation expense), third-party service costs and administrative costs, primarily in our corporate systems, corporate facilities and other administrative departments. Unallocated assets include corporate cash and cash equivalents, the net book value of corporate facilities and related information systems, deferred income taxes and other corporate long-lived assets.

Income tax information by segment has not been included as taxes are calculated at a company-wide level and are not allocated to each segment.

Segment Information

Dollars in thousands	Retail[1]	Direct-to-Customer	Unallocated	Total
2007 (53 Weeks)				
Net revenues	$2,281,218	$1,663,716	—	$3,944,934
Depreciation and amortization expense	96,129	19,328	$ 25,244	140,701
Earnings (loss) before income taxes	253,834	267,470	(204,964)	316,340
Assets[2]	1,143,910	378,520	571,424	2,093,854
Capital expenditures	134,158	24,393	53,473	212,024
2006 (52 Weeks)				
Net revenues	$2,153,978	$1,573,535	—	$3,727,513
Depreciation and amortization expense	92,372	19,650	$ 23,009	135,031
Earnings (loss) before income taxes[3]	264,574	248,793	(176,181)	337,186
Assets[2]	1,062,362	349,419	636,550	2,048,331
Capital expenditures	125,333	25,686	39,961	190,980
2005 (52 Weeks)				
Net revenues	$2,032,907	$1,506,040	—	$3,538,947
Depreciation and amortization expense	84,045	17,566	$ 21,588	123,199
Earnings (loss) before income taxes[4]	278,057	232,023	(161,282)	348,798
Assets[2]	986,222	295,200	700,198	1,981,620
Capital expenditures	96,918	20,984	33,886	151,788

[1] *Net revenues include $87.3 million, $78.1 million and $64.6 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, related to our foreign operations.*

[2] *Includes $30.7 million, $23.1 million and $26.5 million of long-term assets in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, related to our foreign operations.*

[3] *Includes $2.4 million, $1.6 million and $0.3 million in the retail, direct-to-customer and corporate unallocated segments, respectively, related to the transitioning of the merchandising strategies of our Hold Everything brand into our other existing brands.*

[4] *Includes $11.4 million, $2.0 million and $0.1 million in the retail, direct-to-customer and corporate unallocated segments, respectively, related to the transitioning of the merchandising strategies of our Hold Everything brand into our other existing brands.*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Williams-Sonoma, Inc.

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of February 3, 2008 and January 28, 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2008. We also have audited the Company's internal control over financial reporting as of February 3, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of February 3, 2008 and January 28, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 on January 29, 2007, and adopted FASB Staff Position 13-1, Accounting for Rental Costs Incurred During a Construction Period on January 30, 2006. Additionally, as discussed in Note I the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment on January 30, 2006.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
April 3, 2008

Quarterly Financial Information
(Unaudited)

Dollars in thousands, except per share amounts

Fiscal 2007 (53 Weeks)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net revenues	$816,051	$859,396	$895,132	$1,374,355	$3,944,934
Gross margin	301,970	320,095	342,081	571,825	1,535,971
Earnings before income taxes	30,381	43,394	44,679	197,886	316,340
Net earnings	18,150	25,966	27,077	124,564	195,757
Basic earnings per share[1]	$ 0.16	$ 0.24	$ 0.25	$ 1.17	$ 1.79
Diluted earnings per share[1]	$ 0.16	$ 0.23	$ 0.25	$ 1.15	$ 1.76
Stock price (as of quarter-end)[2]	$ 35.67	$ 30.73	$ 30.61	$ 27.52	$ 27.52
Fiscal 2006 (52 Weeks)	**First Quarter**	**Second Quarter[3]**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Net revenues	$794,286	$825,536	$852,758	$1,254,933	$3,727,513
Gross margin	305,421	314,560	325,738	541,568	1,487,287
Earnings before income taxes	37,485	57,762	44,644	197,295	337,186
Net earnings	23,099	35,563	29,142	121,064	208,868
Basic earnings per share[1]	$ 0.20	$ 0.31	$ 0.26	$ 1.08	$ 1.83
Diluted earnings per share[1]	$ 0.20	$ 0.30	$ 0.25	$ 1.06	$ 1.79
Stock price (as of quarter-end)[2]	$ 41.87	$ 32.23	$ 34.26	$ 34.24	$ 34.24

[1] *The sum of the quarterly net earnings per share amounts will not necessarily equal the annual net earnings per share as each quarter is calculated independently.*
[2] *Stock price represents our common stock price at the close of business on the Friday before our fiscal quarter-end.*
[3] *Includes a net pre-tax benefit of $10,200,000 in selling, general and administrative expenses related to unredeemed gift certificate income due to a change in estimate and the Visa/MasterCard litigation settlement income, partially offset by the expense associated with the departure of our former Chief Executive Officer.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 3, 2008, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Executive Vice President, Chief Operating and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even any effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the company's internal control over financial reporting as of February 3, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment using those criteria, our management concluded that, as of February 3, 2008, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and has audited the company's internal control over financial reporting. Their report appears on pages 62 through 63 of this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference herein to the information under the headings "Election of Directors," "Information Concerning Executive Officers," "Committee Reports–Nominations and Corporate Governance Committee Report," "Committee Reports–Audit and Finance Committee Report," "Corporate Governance Guidelines and Corporate Code of Conduct" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Compensation Discussion and Analysis," and "Committee Reports–Compensation Committee Report" in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the headings "Security Ownership of Principal Shareholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference herein to information under the headings "Committee Reports–Audit and Finance Committee Report" and "Audit and Related Fees" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following consolidated financial statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this report pursuant to Item 8:

Consolidated Statements of Earnings for the fiscal years ended February 3, 2008, January 28, 2007 and January 29, 2006

Consolidated Balance Sheets as of February 3, 2008 and January 28, 2007

Consolidated Statements of Shareholders' Equity for the fiscal years ended February 3, 2008, January 28, 2007 and January 29, 2006

Consolidated Statements of Cash Flows for the fiscal years ended February 3, 2008, January 28, 2007 and January 29, 2006

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Quarterly Financial Information

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: See Exhibit Index on pages 69 through 75.

(b) Exhibits: See Exhibit Index on pages 69 through 75.

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: April 3, 2008

By /s/ W. HOWARD LESTER
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 3, 2008 /s/ W. HOWARD LESTER
W. Howard Lester
Chairman of the Board of Directors and Chief Executive Officer
(principal executive officer)

Date: April 3, 2008 /s/ SHARON L. MCCOLLAM
Sharon L. McCollam
Executive Vice President, Chief Operating and Chief Financial Officer
(principal financial officer and principal accounting officer)

Date: April 3, 2008 /s/ ADRIAN D.P. BELLAMY
Adrian D.P. Bellamy
Director

Date: April 3, 2008 /s/ PATRICK J. CONNOLLY
Patrick J. Connolly
Director

Date: April 3, 2008 /s/ ADRIAN T. DILLON
Adrian T. Dillon
Director

Date: April 3, 2008 /s/ ANTHONY A. GREENER
Anthony A. Greener
Director

Date: April 3, 2008 /s/ TED W. HALL
Ted W. Hall
Director

Date: April 3, 2008 /s/ MICHAEL R. LYNCH
Michael R. Lynch
Director

Date: April 3, 2008 /s/ RICHARD T. ROBERTSON
Richard T. Robertson
Director

Date: April 3, 2008 /s/ DAVID B. ZENOFF
David B. Zenoff
Director

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE
FISCAL YEAR ENDED FEBRUARY 3, 2008

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
ARTICLES OF INCORPORATION AND BYLAWS	
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
3.2	Certificate of Amendment of Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1A to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
3.3	Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated April 29, 2002 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)
3.4	Certificate of Amendment of Restated Articles of Incorporation, as Amended, of the Company, dated as of July 22, 2003 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 3, 2003 as filed with the Commission on September 11, 2003, File No. 001-14077)
3.5	Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 22, 2007, File No. 001-14077)
FINANCING AGREEMENTS	
10.1	Fourth Amended and Restated Credit Agreement, dated October 4, 2006, between the Company and Bank of America, N.A., as administrative agent, L/C Issuer and lender of swing line advances, Banc of America Securities LLC, as sole lead arranger and sole book manager, The Bank of New York and Wells Fargo Bank N.A., as co-syndication agents, JPMorgan Chase Bank, N.A. and Union Bank of California, N.A., as co-documentation agents, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.2	Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.3	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.4	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.5	Third Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.6	Fourth Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.7	Reimbursement Agreement between the Company and The Bank of New York dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.8	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.9	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.10	Third Amendment, dated as of July 23, 2007, to the Reimbursement Agreement between the Company and the Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.11	Fourth Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and The Bank of New York, dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.12	Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.13	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.14	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.15	Third Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.16	Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.17	First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.18	Second Amendment, dated as of July 20, 2007, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.19	Third Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and JPMorgan Chase Bank, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.20	Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.21	First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.22	Second Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
STOCK PLANS	
10.23+	Williams-Sonoma, Inc. Amended and Restated 1993 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
10.24+	Williams-Sonoma, Inc. 2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 as filed with the Commission on October 27, 2000, File No. 333-48750)
10.25+	Amended and Restated Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2007 as filed with the Commission on September 7, 2007, File No. 001-14077)
10.26+	Forms of Notice of Grant and Stock Option Agreement under the Company's 1993 Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077)
10.27*+	Form of Amended and Restated 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for 2006 Employee Grants
10.28+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Term Sheet for Director Grants (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2007 as filed with the Commission on September 7, 2007, File No. 001-14077)
10.29+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.30+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 20, 2006, File No. 001-14077)
10.31*+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Director Grants
OTHER INCENTIVE PLANS	
10.32+	2001 Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 24, 2005, File No. 001-14077)
10.33+	Second Amendment and Restatement of the Williams-Sonoma, Inc. Executive Deferral Plan, dated November 23, 1998 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.34*+	Williams-Sonoma, Inc. 401(k) Plan, as amended and restated effective January 1, 2002, except as otherwise noted, and including amendments effective through August 1, 2007

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
PROPERTIES	
10.35	Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1983 as filed with the Commission on October 14, 1983, File No. 000-12704)
10.36	First Amendment, dated December 1, 1985, to the Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 1986 as filed with the Commission on May 2, 1986, File No. 000-12704)
10.37	Second Amendment, dated December 1, 1993, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1994 as filed with the Commission on April 29, 1994, File No. 000-12704)
10.38	Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990, by and between Hewson-Memphis Partners and the Company (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 1990 as filed with the Commission on December 12, 1990, File No. 000-12704)
10.39	First Amendment, dated December 22, 1993, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee between the Company and Hewson-Memphis Partners, dated as of August 1, 1990 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.40	Second Amendment, dated September 1, 1994, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994 as filed with the Commission on December 13, 1994, File No. 000-12704)
10.41	Third Amendment, dated October 24, 1995, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.2E to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
10.42	Fourth Amendment, dated February 1, 1996, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.43	Fifth Amendment to Sublease, dated March 1, 1999, incorrectly titled Fourth Amendment to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.44	Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077)
10.45	Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.46	First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.47	Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.48	Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee and ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, dated December 1, 2003 (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077)
10.49	First Addendum, dated February 27, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended May 2, 2004 as filed with the Commission on June 9, 2004, File No. 001-14077)
10.50	Second Addendum, dated June 1, 2004, to Lease for an additional Company distribution facility located in Olive Branch, Mississippi, between Pottery Barn, Inc. as lessee, ProLogis-Macquarie MS Investment Trust (the successor-in-interest to Robert Pattillo Properties, Inc.) as lessor, and the Company as guarantor dated December 1, 2003 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2004 as filed with the Commission on September 10, 2004, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
EMPLOYMENT AGREEMENTS	
10.51+	Employment Agreement between the Company and Laura Alber, dated March 19, 2001 (incorporated by reference to Exhibit 10.77 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.52+	Employment Agreement between the Company and Sharon McCollam, dated December 28, 2002 (incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
OTHER AGREEMENTS	
10.53#	Aircraft Purchase Agreement, dated April 30, 2003, between the Company as buyer and Bombardier Inc. as seller (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 as filed with the Commission on April 15, 2004, File No. 001-14077)
OTHER EXHIBITS	
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
CERTIFICATIONS	
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* *Filed herewith.*

\+ *Indicates a management contract or compensatory plan or arrangement.*

\# *We have requested confidential treatment on certain portions of this exhibit from the SEC. The omitted portions have been filed separately with the SEC.*

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Notice of
2008 Annual Meeting of Shareholders

PROXY STATEMENT

WILLIAMS-SONOMA, INC.

2007 ANNUAL REPORT

Proxy

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2008 ANNUAL MEETING OF SHAREHOLDERS

MEETING DATE:	June 11, 2008
TIME:	9:00 a.m. Pacific Time
PLACE:	Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, California 94109
ITEMS OF BUSINESS:	1) The election of our Board of Directors; 2) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2009; 3) The approval of the equity award exchange program; and 4) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting.
WHO CAN VOTE:	You may vote if you were a shareholder of record as of April 23, 2008.
DATE OF MAILING:	This notice, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about May 15, 2008.

By Order of the Board of Directors

Seth R. Jaffe
Secretary

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are summarized in the Proxy Statement and on your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or mark, sign, date and promptly return the enclosed proxy card in the enclosed envelope. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

PROXY STATEMENT FOR THE 2008 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

Our Board of Directors is soliciting this Proxy Statement and the enclosed proxy card for use at our 2008 Annual Meeting of Shareholders, to be held on Wednesday, June 11, 2008 at 9:00 a.m. Pacific Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held at our corporate headquarters located at 3250 Van Ness Avenue, San Francisco, California 94109. Our Annual Report to Shareholders for the fiscal year ended February 3, 2008, or fiscal 2007, including our financial statements for fiscal 2007, is also enclosed. These proxy materials are first being mailed to shareholders on or about May 15, 2008.

What is the purpose of the Annual Meeting?

Shareholders will be asked to vote on the following matters:

1) The election of our Board of Directors;

2) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2009;

3) The approval of the equity award exchange program; and

4) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including shareholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.

Who may vote?

Only shareholders of record at the close of business on April 23, 2008, the record date, are entitled to receive notice of and to vote at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 105,544,570 shares of our common stock outstanding and entitled to vote, and there were 476 shareholders of record, which number does not include shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

Proxy

How do I vote?

You may vote in person at the Annual Meeting, electronically by submitting your proxy through the Internet, by telephone or by returning the enclosed proxy card in the enclosed envelope before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote electronically or by telephone?

You may vote electronically by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. shareholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting through the Internet or by telephone are summarized below in this Proxy Statement and on your proxy card.

Shares Registered Directly in the Name of the Shareholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services, then you may vote your shares:

- on the Internet at www.eproxy.com/wsm/; or
- by calling Wells Fargo Shareowner Services from within the United States at 800-560-1965.

Proxies for shares registered directly in your name that are submitted through the Internet or by telephone must be received before noon Pacific Time on Tuesday, June 10, 2008.

Shares Registered in the Name of a Brokerage Firm or Bank

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on your proxy card.

What if I return my proxy card directly to the company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement, "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 1, 2009 and "FOR" the approval of the equity award exchange program.

How many shares must be present to hold the Annual Meeting?

Shareholders holding a majority of our outstanding shares as of the record date must be present in person or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted in person or through the Internet, telephone or signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting on certain non-routine matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(b) because a broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares.

What is cumulative voting and when does it occur?

Cumulative voting is a system of shareholder voting to elect directors that allows a shareholder to cast all of the shareholder's votes for a single director or multiple directors. If a shareholder requests that cumulative voting take place, then every shareholder entitled to vote may cumulate votes for director nominees, and you will be entitled to cast as many votes as are equal to the number of shares owned by you as of the record date multiplied by the number of directors to be elected. To engage in cumulative voting, a shareholder entitled to vote at the Annual Meeting must give notice of the shareholder's intention to cumulate votes before voting begins. If that occurs, you may cumulate votes only with respect to the election of director nominees whose names were placed in nomination prior to the voting for directors. Cumulative votes may be cast for one director nominee or distributed among two or more director nominees. For example, if you owned 100 shares of our common stock as of the record date and nine directors were being elected, you would have 900 votes (100 shares multiplied by nine directors) to cast for one or more of the director nominees at the Annual Meeting.

A director elected by cumulative voting can only be removed without cause by the same cumulative voting standards.

As of the date of this Proxy Statement, we have not received notice that any shareholder has requested the ability to cumulate votes for directors.

How many votes are needed to elect directors?

The nine director nominees receiving the highest number of votes at the Annual Meeting will be elected as directors. This is called a plurality. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. Since directors are elected by a plurality, broker non-votes and abstentions will have no effect on the outcome of the election.

How many votes are needed to approve Proposal 2?

Proposal 2, the ratification of the selection of our independent registered public accounting firm, requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting. Proxy cards marked "abstain" and broker non-votes are not counted as votes cast. Proxy cards marked "abstain" or broker non-votes will have the effect of a "NO" vote on Proposal 2 if the number of affirmative votes cast for the proposal is a majority of the votes cast but does not constitute a majority of the quorum required to transact business at the Annual Meeting.

How many votes are needed to approve Proposal 3?

Proposal 3, the approval of the equity award exchange program, requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting. Proxy cards marked "abstain" and broker non-votes are not counted as votes cast. Proxy cards marked "abstain" or broker non-votes will have the effect of a "NO" vote on Proposal 3 if the number of affirmative votes cast for the proposal is a majority of the votes cast but does not constitute a majority of the quorum required to transact business at the Annual Meeting.

Are there any shareholder proposals this year?

No. We did not receive notice on or before December 12, 2007 of any shareholder proposals requesting inclusion in our Proxy Statement for the Annual Meeting or of any shareholder proposals to be raised at the Annual Meeting.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date to our Secretary; or
- attending the Annual Meeting, revoking your proxy and voting in person.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the Securities and Exchange Commission, or SEC. Under the householding procedure, we send only one Annual Report and Proxy Statement to shareholders of record who share the same address and last name, unless one of those shareholders notifies us that the shareholder would like a separate Annual Report and Proxy Statement. A shareholder may notify us that the shareholder would like a separate Annual Report and Proxy Statement by phone at 415-421-7900 or at the following mailing address: 3250 Van Ness Avenue, San Francisco, California 94109, Attention: Annual Report Administrator. If we receive such notification that the shareholder wishes to receive a separate Annual Report and Proxy Statement, we will promptly deliver such Annual Report and Proxy Statement. A separate proxy card is included in the materials for each shareholder of record. If you wish to update your participation in householding, you may contact your broker or our mailing agent, Broadridge Investor Communications Solutions, at 800-542-1061.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to vote all of your shares. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, Wells Fargo Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We pay all of the expenses incurred in preparing, assembling and mailing this Proxy Statement and the materials enclosed. We have retained Skinner & Company to assist in the solicitation of proxies at an estimated cost to us of $6,500. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.

PROPOSAL 1

ELECTION OF DIRECTORS

What is this proposal?

This is a proposal to elect our Board of Directors.

How many members are on our Board?

We currently have nine directors. Assuming each director nominee is elected, after the 2008 Annual Meeting, we will continue to have nine directors.

Has the Board determined which directors are independent?

The Board has determined that Adrian D.P. Bellamy, Adrian T. Dillon, Anthony A. Greener, Ted W. Hall, Michael R. Lynch, Richard T. Robertson and David B. Zenoff meet the independence requirements of our "Policy Regarding Director Independence," which is part of our Corporate Governance Guidelines. Accordingly, the Board has determined that none of these director nominees has a material relationship with us and that they are independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, our Board committees satisfy the independence requirements of the NYSE and SEC. The Board's independence determination was based on information provided by our director nominees and discussions among our officers and director nominees.

How often did our Board meet in fiscal 2007?

During fiscal 2007, our Board held a total of six meetings. Each director who was a member of our Board during fiscal 2007 attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which such director has been a director and (ii) the total number of meetings held by all committees of the Board on which such director served during the periods that such director served.

What is our policy for director attendance at the Annual Meeting?

Our policy is that directors who are up for election at our Annual Meeting should attend the Annual Meeting. Each incumbent director who was a member of our Board at the time of our 2007 Annual Meeting attended the meeting except for Anthony A. Greener.

How can shareholders and interested parties communicate with members of the Board?

Shareholders and all other interested parties may send written communications to the Board or to any of the directors, including non-management directors, at the following address: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

What will happen if a nominee is unwilling or unable to serve prior to the Annual Meeting?

Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve prior to the Annual Meeting, our Nominations and Corporate Governance Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee.

How are the directors compensated?

Directors do not presently receive any cash compensation for their service on our Board or Board committees. As their exclusive compensation relating to Board and Board committee service, non-employee directors are awarded equity grants. During fiscal 2007, we made the following equity grants to non-employee directors as compensation for their service on our Board or Board committees:

	Stock-Settled Stock Appreciation Rights	Restricted Stock Units
Initial Election to the Board	6,750	2,250
Annual Grant for Board Service	6,250	2,100
Annual Grant to Chairperson of the Audit and Finance Committee	1,500	500
Annual Grant to Chairperson of the Compensation Committee	500	200
Annual Grant to Chairperson of the Nominations and Corporate Governance Committee	500	200

Beginning with the 2008 Annual Meeting, we intend to make grants only of restricted stock units to non-employee directors as compensation for their service on our Board or Board committees. The number of restricted stock units granted will be determined by dividing the total monetary value of each award, as identified in the following table, by the closing price of our common stock on the trading day prior to the grant date:

	Value of Restricted Stock Unit Awards
Initial Election to the Board	$184,000
Annual Grant for Board Service(1)	$170,000
Annual Grant to Chairperson of the Audit and Finance Committee	$ 41,000
Annual Grant to Chairperson of the Compensation Committee	$ 16,500
Annual Grant to Chairperson of the Nominations and Corporate Governance Committee	$ 16,500

(1) Awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months.

In addition to the equity awards described above, we reimburse travel expenses related to attending Board, committee or our business meetings and offer discounts on our merchandise to all non-employee directors and their spouses.

The Compensation Committee has also approved a share ownership policy for non-employee directors. Each non-employee director must hold, within five years of the 2007 Annual Meeting (or within five years of joining the Board for directors elected after the 2007 Annual Meeting), a number of shares of company stock equal to at least one and one half times the number of restricted stock units that the director receives annually, excluding any restricted stock units received for service on a Board committee. The share ownership requirement may be filled by shares held outright by the director (or immediate family member in the household), shares held in trust for the benefit of the director (or immediate family member in the household), or restricted stock units held by the director.

Non-Employee Director Compensation During Fiscal 2007

The following table shows the compensation paid to our non-employee directors during fiscal 2007:

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Stock Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)(4)	Total ($)
Sanjiv Ahuja	—	—	$ 53,735(5)	—	—	$ 8,952(6)	$ 62,687
Adrian D.P. Bellamy	—	$56,408(7)	$113,842(8)	—	—	$12,925(9)(10)	$183,175
Adrian T. Dillon	—	$63,765(11)	$130,707(12)	—	—	$ 1,968(13)(14)	$196,440
Anthony A. Greener	—	$55,182(15)	$ 55,808(16)	—	—	$ 518(17)	$111,508
Ted W. Hall	—	$33,754(18)	$ 37,954(19)	—	—	—	$ 71,708
Michael R. Lynch	—	$56,408(20)	$113,842(21)	—	—	$ 5,636(22)(23)	$175,886
Edward A. Mueller	—	—	—	—	—	$ 502(24)	$ 502
Richard T. Robertson	—	$51,503(25)	$105,409(26)	—	—	$ 4,924(27)(28)	$161,836
David B. Zenoff	—	$51,503(29)	$105,409(30)	—	—	$ 3,336(31)(32)	$160,248

(1) Based on the compensation cost recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to Statement of Financial Accounting Standards No. 123 (Revised) or SFAS 123(R), disregarding forfeiture assumptions. The fair market value is based on the closing price of our stock on the day prior to the grant date multiplied by the number of awards issued.

(2) Based on the compensation cost recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to SFAS 123(R), disregarding forfeiture assumptions. The fair market value assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2008.

(3) Includes taxable value of discount on merchandise.

(4) Includes dividend equivalent payments made with respect to outstanding stock unit awards.

(5) Fiscal 2007 expense associated with a stock-settled stock appreciation right award of 12,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64 per share for an aggregate grant date fair value of $170,500, disregarding forfeiture assumptions.

(6) Represents taxable value of discount on merchandise of $8,952.

(7) Fiscal 2007 expense associated with a restricted stock unit award of 2,300 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $78,499, disregarding forfeiture assumptions.

(8) Fiscal 2007 expense associated with (i) a stock-settled stock appreciation right award of 6,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $77,693, disregarding forfeiture assumptions and (ii) an option award of 13,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64 per share for an aggregate grant date fair value of $184,140, disregarding forfeiture assumptions.

(9) Includes taxable value of discount on merchandise of $12,396.

(10) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $529.

(11) Fiscal 2007 expense associated with a restricted stock unit award of 2,600 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $88,738, disregarding forfeiture assumptions.

(12) Fiscal 2007 expense associated with (i) a stock-settled stock appreciation right award of 7,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $89,203, disregarding forfeiture assumptions and (ii) an option award of 15,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64 per share for an aggregate grant date fair value of $211,420, disregarding forfeiture assumptions.

(13) Includes taxable value of discount on merchandise of $1,370.

(14) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $598.

(15) Fiscal 2007 expense associated with a restricted stock unit award of 2,250 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $76,793, disregarding forfeiture assumptions.

(16) Fiscal 2007 expense associated with (i) a stock-settled stock appreciation right award of 6,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $77,693, disregarding forfeiture assumptions.

(17) Represents dividend equivalent payments made with respect to an outstanding restricted stock unit award of $518.

(18) Fiscal 2007 expense associated with a restricted stock unit award of 2,250 shares of common stock made on November 1, 2007 with a fair value as of the grant date of $31.44 per share for an aggregate grant date fair value of $70,740, disregarding forfeiture assumptions.

(19) Fiscal 2007 expense associated with a stock-settled stock appreciation right award of 6,750 shares of common stock made on November 1, 2007 at an exercise price of $31.44 per share, with a fair value as of the grant date of $11.78 per share for an aggregate grant date fair value of $79,515, disregarding forfeiture assumptions.

(20) Fiscal 2007 expense associated with a restricted stock unit award of 2,300 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $78,499, disregarding forfeiture assumptions.

(21) Fiscal 2007 expense associated with (i) a stock-settled stock appreciation right award of 6,750 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $77,693, disregarding forfeiture assumptions and (ii) an option award of 13,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64 per share for an aggregate grant date fair value of $184,140, disregarding forfeiture assumptions.

(22) Includes taxable value of discount on merchandise of $5,107.

(23) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $529.

(24) Administrative and clerical support valued at $502 based on the amount of time spent on administrative matters for Mr. Mueller, paid in connection with the separation agreement entered into between us and Mr. Mueller on July 9, 2006.

(25) Fiscal 2007 expense associated with a restricted stock unit award of 2,100 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $71,673, disregarding forfeiture assumptions.

(26) Fiscal 2007 expense associated with (i) a stock-settled stock appreciation right award of 6,250 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $71,938, disregarding forfeiture assumptions and (ii) an option award of 12,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64 per share for an aggregate grant date fair value of $170,500, disregarding forfeiture assumptions.

(27) Includes taxable value of discount on merchandise of $4,441.

(28) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $483.

(29) Fiscal 2007 expense associated with a restricted stock unit award of 2,100 shares of common stock made on May 16, 2007 with a fair value as of the grant date of $34.13 per share for an aggregate grant date fair value of $71,673, disregarding forfeiture assumptions.

(30) Fiscal 2007 expense associated with (i) a stock-settled stock appreciation right award of 6,250 shares of common stock made on May 16, 2007 at an exercise price of $34.13 per share, with a fair value as of the grant date of $11.51 per share for an aggregate grant date fair value of $71,938, disregarding forfeiture assumptions and (ii) an option award of 12,500 shares of common stock made on May 23, 2006 at an exercise price of $39.80 per share, with a fair value as of the grant date of $13.64 per share for an aggregate grant date fair value of $170,500, disregarding forfeiture assumptions.

(31) Includes taxable value of discount on merchandise of $2,853.

(32) Includes dividend equivalent payments made with respect to an outstanding restricted stock unit award of $483.

Does the Board hold executive sessions?

It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. The executive sessions are led by the chairperson of the Nominations and Corporate Governance Committee of the Board, an independent director. The chairperson of the Nominations and Corporate Governance Committee is currently Michael R. Lynch.

Are there any family or other special relationships among the director nominees and our executive officers?

No. There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Were any incumbent directors not elected at the 2007 Annual Meeting?

Yes. Ted W. Hall was appointed to the Board on November 1, 2007. During the course of the year, our Nominations and Corporate Governance Committee considered and interviewed a number of highly qualified Board candidates. After an extensive review of Mr. Hall's qualifications and experience, the Committee nominated Mr. Hall and, after deliberation, the full Board appointed Mr. Hall to serve until the 2008 Annual Meeting.

Information Regarding the Director Nominees

The following table sets forth information, as of April 23, 2008, with respect to each director nominee. Each director nominee furnished the biographical information set forth in the table.

Executive Officers:

Nominee	Director Since	Position with the Company and Recent Business Experience
W. Howard Lester Age 72	1979	• Chairman and Chief Executive Officer since July 2006 • Chairman, 1986 – 2006 • Chief Executive Officer, 1979 – 2001
Patrick J. Connolly Age 61	1983	• Executive Vice President, Chief Marketing Officer since 2000 • Executive Vice President, General Manager, Catalog, 1995 – 2000

Independent Directors:

Nominee	Director Since	Position with the Company and Recent Business Experience
Adrian D.P. Bellamy Age 66	1997	• Chairman of the Compensation Committee and member of the Nominations and Corporate Governance Committee • Chairman and Director of Reckitt Benckiser plc (household, personal, health and food products) since 2003 • Chairman and Director of The Body Shop International plc (personal care products), 2002 – 2008 • Director of Gap Inc. (clothing)
Adrian T. Dillon Age 54	2005	• Chairman of the Audit and Finance Committee • Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc. (technology testing and analysis solutions) since 2001
Anthony A. Greener Age 67	2007	• Member of the Compensation Committee and the Nominations and Corporate Governance Committee • Chairman, Qualifications and Curriculum Authority (education) since 2002 • Deputy Chairman, British Telecommunications plc (telecommunications), 2000 – 2006 • Director, WNS (Holdings) Limited (outsourcing services)

Nominee	Director Since	Position with the Company and Recent Business Experience
Ted W. Hall .... Age 59	2007	• Member of the Audit and Finance Committee and the Compensation Committee • General Partner, Long Meadow Ranch and President, Long Meadow Ranch Winery (food and wine) since 1994 • Managing Director, Mayacamas Associates (consulting) since 2000 • Director, Dolby Laboratories, Inc. (entertainment products) • Leader and Operating Manager, McKinsey & Company (consulting), 1972 – 2000 • Member of Shareholder Committee (McKinsey's board of directors), McKinsey & Company, 1988 – 2000
Michael R. Lynch .... Age 56	2000	• Chairman of the Nominations and Corporate Governance Committee and member of the Audit and Finance Committee • Senior Managing Director, GSC Group (investment advisor) since 2006 • Advisory Board Member, GSC Partners (investment advisor), 2005 – 2006 • Managing Director, Goldman, Sachs & Co. (investment banking), 1996 – 2005
Richard T. Robertson ...... Age 62	2000	• Member of the Audit and Finance Committee and Compensation Committee • Senior Advisor, Warner Bros. Television Group (entertainment) since 2006 • President, Warner Bros. Domestic Television Distribution (entertainment), 1989 – 2006
David B. Zenoff .... Age 70	2005	• Member of the Nominations and Corporate Governance Committee • President, David B. Zenoff and Associates, Inc. (consulting) since 1973 • Director of Depomed, Inc. (specialty pharmaceuticals)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTORS LISTED ABOVE.

What is our Director Emeritus program, and when was it initiated?

In 2003, we initiated our Director Emeritus program for directors who have, in the opinion of the Board, provided long and meritorious service as members of the Board. Individuals who accept appointment to the position of Director Emeritus agree to provide advisory and consulting services on such business matters as the Board may determine. These individuals may attend meetings of the Board, but do not vote on Board matters.

Information Regarding Directors Emeriti

The following table sets forth information, as of April 23, 2008, with respect to each Director Emeritus.

Director Emeritus	Director Emeritus Since	Position with the Company and Business Experience
Charles E. Williams .... Age 92	2003	• Director, 1973 – 2003 • Vice Chairman, 1986 – 2003 • Founder
James A. McMahan .... Age 85	2003	• Director, 1979 – 2003 • Chief Executive Officer of McMahan Furniture Stores (furniture), 1947 – 1999

What are the committees of our Board?

Our Board has the following committees, with the following members as of April 23, 2008:

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2007
Audit and Finance: Adrian T. Dillon, Chairman Ted W. Hall Michael R. Lynch Richard T. Robertson	• Assists our Board in its oversight of: the integrity of our financial statements; the qualifications, independence, retention and performance of our independent auditor; the performance of our internal audit function; and compliance by us with legal and regulatory requirements; • Prepares the report that the SEC rules require to be included in our annual proxy statement; and • Oversees the financial impact of selected strategic initiatives and reviews selected financing, dividend and stock repurchase policies and plans.	8
Compensation: Adrian D.P. Bellamy, Chairman Anthony A. Greener Ted W. Hall Richard T. Robertson	• Reviews and determines our executive officers' compensation; • Reviews and determines our general compensation goals and guidelines for our employees; • Reviews and determines our compensation policy for our non-employee directors; • Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans; and • Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement.	4
Nominations and Corporate Governance: Michael R. Lynch, Chairman Adrian D.P. Bellamy Anthony A. Greener David B. Zenoff	• Reviews and recommends corporate governance policies; • Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates; • Considers shareholders' director nominations; and • Evaluates the performance of our Chief Executive Officer and oversees the evaluation of the performance of our management and our Board.	8

Will our Nominations and Corporate Governance Committee consider nominees recommended by shareholders?

Yes. Our Nominations and Corporate Governance Committee will consider nominees recommended by shareholders, provided that such nominees are submitted pursuant to the procedures and timelines described in the "Nominations and Corporate Governance Committee Report" and "Shareholder Proposals" sections of this Proxy Statement.

Are there any disclosures relating to Compensation Committee interlocks and insider participation?

During fiscal 2007, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What is this proposal?

This is a proposal to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending February 1, 2009. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the year ending February 1, 2009, subject to ratification by our shareholders. Although shareholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance, we are requesting that our shareholders ratify such selection.

What relationship does Deloitte currently have with us?

Deloitte has audited our financial statements for the last twenty-eight years. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards.

Will a Deloitte representative be present at the Annual Meeting?

A Deloitte representative will be present at the Annual Meeting and will have the opportunity to make a statement. Deloitte's representative will be available to respond to appropriate questions.

What services did Deloitte provide in fiscal 2007?

Deloitte's services for fiscal 2007 included:

- The issuance of an opinion on (i) our annual consolidated financial statements, (ii) the effectiveness of our internal control and (iii) our 401(k) plan;
- Review of our quarterly condensed consolidated financial statements; and
- Audit services related to periodic filings made with the SEC.

In fiscal 2007, Deloitte also performed certain audit-related and tax services, and discussed certain matters with our Audit and Finance Committee, each of which is more fully described in the Audit and Finance Committee Report and the Audit and Related Fees section below.

What vote is required to approve this proposal?

To approve this proposal, a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting must vote "FOR" this proposal.

What will happen if shareholders vote against this proposal?

If shareholders vote against this proposal, we will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that we will choose to appoint another independent registered public accounting firm even if this proposal is not approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING FEBRUARY 1, 2009.

PROPOSAL 3

APPROVAL OF EQUITY AWARD EXCHANGE PROGRAM

What is this proposal?

This is a proposal to approve the equity award exchange program. On April 23, 2008, our Board of Directors authorized, subject to shareholder approval, an equity award exchange program (the "exchange program") that will permit our eligible employees to exchange certain outstanding stock options and/or stock-settled stock appreciation rights ("SSARs") (the options and/or SSARs eligible for the exchange program are referred to here as "eligible awards") with an exercise price above the per-share 52-week high of our common stock (measured as of the start date of the exchange program) for a lesser number of restricted stock units to be granted under our 2001 Long-Term Incentive Plan. Our intent in using the 52-week high threshold of our common stock is to ensure that only outstanding stock options and/or SSARs that are substantially "underwater" (meaning the exercise prices of such awards are greater than our stock price) are eligible for the exchange program.

Why is the exchange program important?

For a number of reasons, we believe the exchange program is an important component in our strategy to align employee and shareholder interests through our equity compensation practices. We believe that the exchange program is important for the company because it will permit us to:

- provide renewed incentives for the employees who participate in the exchange program by issuing them restricted stock units that will vest over a period of time following the exchange if they remain employed with us. The restricted stock units will provide immediate intrinsic value to our employees and, at the same time, the opportunity for even greater value if the stock price increases. Providing renewed incentives to our employees is the primary purpose of the exchange program, and we believe the exchange program will enable us to enhance long-term shareholder value by aligning the interests of our employees more fully with the interests of our shareholders.
- meaningfully reduce our total number of outstanding equity awards, or "overhang," represented by outstanding awards that have high exercise prices and may no longer incentivize their holders to remain as our employees. Keeping these awards outstanding does not serve the interests of our shareholders and does not provide the benefits intended by our equity compensation program. By replacing the awards with a lesser number of restricted stock units, our overhang is decreased. The overhang represented by the restricted stock units issued pursuant to the exchange program will reflect an appropriate balance between the company's goals for its equity compensation program and our interest in minimizing our overhang and the dilution of our shareholders' interests.
- recapture value from compensation costs that we already are incurring with respect to outstanding equity awards. These awards were granted at the then fair market value of our common stock. Under applicable accounting rules, we will have to recognize approximately $97 million in compensation expense related to these awards, $41 million of which has already been expensed as of February 3, 2008 and $56 million of which we will continue to be obligated to expense, even if these awards are never exercised because the majority remain underwater. We believe it is not an efficient use of the company's resources to recognize compensation expense on awards that do not provide value to our employees. By replacing options and SSARs that have little or no retention or incentive value with restricted stock units that will provide both retention and incentive value while not creating additional compensation expense (other than immaterial expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs), the company will be making efficient use of its resources.

The exchange program may take place if and only if the exchange program is approved by our shareholders. If our shareholders do not approve the exchange program, eligible awards will remain outstanding and in effect in accordance with their existing terms. We will continue to recognize compensation expense for these eligible awards, even though the awards may have little or no retention or incentive value.

Proxy

What are the material terms of the exchange program?

The material terms of the exchange program include eligibility, the exchange ratios to be applied to eligible awards and the vesting schedule to apply to restricted stock units issued pursuant to the exchange program. These terms are summarized in the following questions and answers, and described in further detail below.

Who will be eligible to participate in the exchange program?

If approved by the shareholders, the exchange program will be open to all United States-based employees, except as described below, who are employed by us as of the start of the exchange program and remain employees through the date the exchange program ends. Certain additional eligibility criteria are discussed further below.

Who will not be eligible to participate in the exchange program?

The members of our Board of Directors and our named executive officers as of the start of the exchange program will not be eligible to participate in the exchange program. In addition, employees based outside of the United States will not be eligible to participate in the exchange program.

How will the exchange ratios be determined?

As described in further detail below, the exchange ratios of shares subject to eligible awards surrendered to restricted stock units issued will be determined in a manner intended to result in the issuance of restricted stock units that have a fair value approximately equal to, or less than, the fair value of the eligible awards they replace. The exchange ratios will be established shortly before the start of the exchange program and will depend on the original exercise price of the eligible award and the then current fair value of the award (calculated using a Black-Scholes model), as described further below. The exchange program will not be a one-for-one exchange. Instead, the participants will receive restricted stock units covering a lesser number of shares than are covered by the exchanged eligible awards. The exchange ratios will be established by grouping together eligible awards with similar exercise prices and assigning an appropriate exchange ratio to each grouping.

How will the restricted stock units vest?

Each restricted stock unit issued in the exchange program will represent a right to receive one share of our common stock on a specified future date if the restricted stock unit vests during the participant's continued employment. None of the restricted stock units will be vested on the date of grant. The restricted stock units will be subject to a new vesting schedule, determined on a grant-by-grant basis, based on the vesting schedule of the eligible awards that the restricted stock units replace. As described in further detail below, the restricted stock units will be scheduled to vest on an annual basis and will vest ratably over the remaining vesting schedule (rounded up to the next full year) of the exchanged award. No restricted stock units will be scheduled to vest earlier than one-year from their date of grant, and no restricted stock units will be scheduled to vest earlier than the vesting dates of the exchanged awards. The annual vesting date will be the anniversary of the date of grant of the restricted stock units.

When will the exchange program begin?

If approved by shareholders, the exchange program will begin within 12 months of the date shareholders approve the program. Within this timeframe, the actual start date will be determined by the company. However, even if the shareholders approve the proposal, the company may later determine not to implement the exchange program. If the exchange program does not commence within 12 months of shareholder approval, the company will consider any exchange program to be a new one, requiring new shareholder approval.

Did the company consider any alternatives to the exchange program?

In considering how best to continue to motivate, retain and reward our employees who have equity awards that are underwater, we evaluated several alternatives, including the following:

- *Increase Cash Compensation.* To replace the intended benefits of equity incentives, in addition to incurring costs associated with equity incentives already granted, we would need to substantially increase cash compensation. These increases would substantially increase our compensation expense and reduce our cash position and cash flow from operations. In addition, these increases would not reduce our overhang.
- *Grant Additional Equity Awards.* We also considered granting employees additional SSARs at current market prices. However, these additional grants would substantially increase our equity award overhang and the potential dilution to our shareholders, and would increase our compensation expense accordingly.

Why is the exchange program the best alternative?

We determined that a program under which employees could exchange eligible awards for a lesser number of restricted stock units was most attractive for a number of reasons, including the following:

- *Reasonable, Balanced Incentives.* Under the exchange program, participating employees will surrender underwater eligible awards for a lesser number of restricted stock units with new vesting requirements. We believe the grant of a lesser number of restricted stock units represents a reasonable and balanced exchange for the eligible awards.
- *Restore Retention and Motivation Incentives.* Many companies have long used equity awards as a means of attracting, motivating and retaining their best employees, while aligning those employees' interests with those of the shareholders. We continue to believe that equity awards are an important component of our employees' total compensation, and that replacing this component with additional cash compensation to remain competitive could have a material adverse effect on the company's financial position and cash flow from operations. We also believe that in order to have the desired impact on employee motivation and retention, our employee options and SSARs should be exercisable near the current price of our common stock. The failure to address the underwater award issue in the near to medium term will make it more difficult for us to retain our key employees. If we cannot retain these employees, our ability to compete with other companies in our industry could be jeopardized, which could adversely affect our business, results of operations and future stock price.
- *Overhang Reduction.* Not only do the underwater equity awards have little or no retention value, they cannot be removed from our equity award overhang until they are exercised, or are canceled due to expiration or the employee's termination. Underwater awards also continue to have considerable compensation expense. The exchange program will reduce our overhang while eliminating the ineffective eligible awards that are currently outstanding. Under the proposed exchange program, participating employees will receive a number of restricted stock units covering a lesser number of shares than the number of shares covered by the surrendered awards. Because participating employees will receive a lesser number of restricted stock units in exchange for their eligible awards, the number of shares of stock subject to all outstanding equity awards will be reduced, thereby reducing our overhang.
- *Reduced Pressure for Additional Grants.* If we are unable to conduct a program in which underwater awards with low incentive value may be exchanged for a lesser number of restricted stock units with higher incentive value, we may be forced to issue additional restricted stock units, options and/or SSARs to our employees at current market prices in order to provide our employees with renewed incentive value. Any such additional grants would increase our overhang as well as our compensation expense, and would also more quickly exhaust our current pool of shares available for future grant.
- *Conservation of Equity Pool.* Under the exchange program, equity awards originally granted under the 2001 Long-Term Incentive Plan and surrendered in exchange for a lesser number of restricted stock units will return to the pool of shares available for future grant under our 2001 Long-Term Incentive Plan. This return of shares will constitute an efficient use of the shares available for future issuance. The restricted

stock units granted in the exchange program under our 2001 Long-Term Incentive Plan will count as 1.9 shares for every one share granted under the award for purposes of calculating shares available for future grant under the plan.

SUMMARY OF THE EXCHANGE PROGRAM

The following questions and answers provide a summary of the principal features of the proposed exchange program.

How will the exchange program work?

Our Board of Directors authorized the exchange program on April 23, 2008, upon the recommendation of the Compensation Committee of our Board of Directors and subject to shareholder approval. The company has not implemented the exchange program and will not do so unless our shareholders approve this proposal. If the company receives shareholder approval of the proposal, it is anticipated that the exchange program would begin within 12 months of the date shareholders approve the program at a time determined by the company.

Upon the start of the exchange program, employees holding eligible awards will receive a written offer that will set forth the precise terms and timing of the exchange program. Eligible employees will be given at least 20 business days to elect to surrender their eligible awards in exchange for restricted stock units. Promptly following the completion of the exchange offer, surrendered eligible awards will be canceled and the restricted stock units will be granted in exchange.

At or before the start of the exchange program, we will file the offer to exchange with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as shareholders and members of the public, will be able to obtain the offer to exchange and other documents filed by us with the SEC free of charge from the SEC's website at www.sec.gov.

Why does the company want to implement an exchange program?

The company wants to implement an exchange program to restore the retention and incentive benefits of our equity awards. The exchange program also will better align the value associated with the compensation expense the company has booked and will continue to book in the future for these awards.

Our stock price, like that of many other companies in the retail and home-related industries, has declined significantly in the past few years. We and other home goods retailers have been impacted by the downturn in the housing market and declining consumer confidence, as well as other macro-economic factors. We believe the decline in our stock price, and similar declines in the stock prices of our peer companies and in stock indices such as the S&P Retail Index (RLX) and the PHLX Housing Sector Index (HGX), reflect investor concerns over the housing crisis and a possible recession.

As a result of these factors, many of our employees hold options and/or SSARs with exercise prices significantly higher than the current market price of our common stock. As of March 31, 2008, 100% of outstanding stock options and SSARs granted after January 2004 that were held by our eligible employees were underwater. These underwater awards may not be sufficiently effective to retain and motivate our employees to enhance long-term shareholder value. We believe the exchange program would provide employees a meaningful incentive that is directly aligned with the interest of our shareholders and would restore the lost retention value of the equity compensation of such employees.

The exchange program also will have the added benefit of reducing the overhang represented by the outstanding eligible awards. Further, the exchange program will help to remedy the fact that we are obligated to recognize compensation expense for the underwater awards, even though they are not providing their intended incentive and retention benefits, which we feel is not an efficient use of the company's resources. Currently, the fair value associated with outstanding underwater options and SSARs granted after January 2004 (other than those granted to the members of our Board of Directors and our named executive officers) is approximately $65 million. Since the exchange program is structured to replace underwater awards with restricted stock units of similar or lesser value, the company will recognize no additional compensation expense. The only compensation expense we may incur would result from fluctuations in our stock price during the period the exchange program is open (that is, during the period between the time the exchange ratios are set, shortly before the exchange program begins, and when the exchange actually occurs), which we expect to be immaterial. As a result, the exchange program will allow the company to realize real incentive and retention benefits from the restricted stock units issued, while recognizing essentially the same amount of compensation expense as we would have recognized for the eligible awards.

Which equity awards will be eligible for the exchange program?

Eligible awards will include outstanding options and SSARs granted at least 20 months prior to the anticipated end of the exchange program with an exercise price per share above the 52-week high for our common stock. The 52-week high will be measured as of the start date of the exchange program. As of March 31, 2008, options and SSARs for approximately 9,582,644 shares of our common stock were outstanding under all of our equity incentive plans. Because the eligibility of options and SSARs will be determined based on the 52-week high of our common stock measured as of the start date of the exchange program, we are unable to determine as of the date of the Annual Meeting the exact number of eligible awards. For example, if we were to start the exchange program on December 10, 2008, then the per-share 52-week high price of our common stock would be $30.51, and based on the number of options and SSARs currently held by eligible employees, approximately 3,526,005 shares would be eligible for the exchange. In addition, because the exchange ratios will not be calculated until shortly before the start of the exchange program, we are unable to determine as of the date of the Annual Meeting the number of restricted stock units which may be granted in connection with the exchange program.

What are the employee eligibility requirements for the exchange program?

As noted above, only employees based in the United States (who are not members of our Board of Directors or our named executive officers) as of the start of the exchange program may participate in the exchange program. In addition to being employed as of the start of the exchange program, an employee must continue to be employed by us through the date the restricted stock units are granted in exchange for the surrendered eligible awards. Any employee holding eligible awards who elects to participate in the exchange program but whose employment terminates for any reason prior to the grant of the restricted stock units, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, will retain his or her eligible awards subject to their existing terms.

How many restricted stock units will an individual receive if he or she participates in the exchange program?

The exchange ratios of shares associated with surrendered eligible awards to issued restricted stock units will be established shortly before the start of the exchange program. The exchange ratios will be established by grouping together eligible awards with similar exercise prices and assigning an appropriate exchange ratio to each grouping.

These exchange ratios will be based on the fair value of the eligible awards (calculated using the Black-Scholes model) within the relevant grouping. The calculation of fair value using the Black-Scholes model takes into account many variables, such as the volatility of our stock and the expected term of an award. As a result, the exchange ratios do not necessarily increase as the exercise price of the award increases. Setting the exchange ratios in this manner is intended to result in the issuance of restricted stock units that have a fair value approximately equal to or less than the fair value of the surrendered eligible awards they replace. This will eliminate any additional compensation cost that we must recognize on the restricted stock units, other than immaterial compensation expense that might result from fluctuations in our stock price after the exchange ratios have been set but before the exchange actually occurs. For instance, eligible awards with exercise prices from $35.59-$38.83 per share might have an exchange ratio of 4.8 shares of the eligible award for each 1 restricted stock unit to be received in exchange, while eligible awards with exercise prices from $34.89-$35.58 per share might have an exchange ratio of 4.3 shares of the eligible award for each 1 restricted stock unit to be received in exchange.

Although the exchange ratios cannot be determined now, we can provide an example if we make certain assumptions regarding the start date of the offer, the fair value of the eligible awards, and the fair market value of our common stock. For example, if we began the exchange program on December 10, 2008, which would allow us to include in the exchange program a substantial percentage of our outstanding underwater awards, our then-applicable 52-week high would be $30.51 (assuming our stock price does not rise above that price between now and December 10, 2008). As a result, only options and SSARs with an exercise price above $30.51 per share and that were granted at least 20 months prior to the anticipated end of the exchange program would be eligible for the exchange program. If, at the time we set the exchange ratios, the fair market value of our common stock was $26.50 per share, then based on the above method of determining the exchange ratio, the following exchange ratios would apply:

If the Exercise Price of an Eligible Award is:	The Exchange Ratio Would Be (Eligible Awards to Restricted Stock Units):
$30.52 - $33.06	5.1-to-1
$33.07 - $34.88	5.3-to-1
$34.89 - $35.58	4.3-to-1
$35.59 - $38.83	4.8-to-1
$38.84 - $39.76	4.1-to-1
$39.77 - $41.07	4.3-to-1
Above $41.07	4.6-to-1

The total number of restricted stock units a participating employee will receive with respect to a surrendered eligible award will be determined by converting the number of shares underlying the surrendered award according to the applicable exchange ratio and rounding down to the nearest whole share. The exchange ratios will be applied on a grant-by-grant basis.

For purposes of example only, if a participant exchanged an eligible award of 480 shares subject to an option with an exercise price of $35.69 per share and the exchange ratio was 1 restricted stock unit for every 4.8 shares, he or she would receive 100 restricted stock units in exchange for the surrendered eligible award (480 divided by 4.8). If the participant also exchanged another eligible award of 820 shares subject to an option with an exercise price of $39.05 per share and the exchange ratio was 1 restricted stock unit for every 4.1 shares, he or she would receive 200 restricted stock units in exchange for the surrendered eligible award (820 divided by 4.1).

Continuing this example, if we assume that all currently eligible options and SSARs remain outstanding and the award holders remain eligible to participate, the following table summarizes information regarding the eligible awards and the restricted stock units that would be granted in the exchange:

Exercise Prices of Eligible Awards	Number of Shares Underlying Eligible Awards	Weighted Average Exercise Price of Eligible Awards	Weighted Average Remaining Life of Eligible Awards (Years)	Exchange Ratio	Maximum Number of New Restricted Stock Units That May Be Granted
$30.52 - $33.06	532,085	$32.18	5.35	5.1-to-1	104,330
$33.07 - $34.88	142,350	$33.65	7.51	5.3-to-1	26,858
$34.89 - $35.58	1,110,050	$34.89	8.27	4.3-to-1	258,151
$35.59 - $38.83	121,100	$36.36	6.02	4.8-to-1	25,229
$38.84 - $39.76	709,400	$38.85	6.49	4.1-to-1	173,024
$39.77 - $41.07	736,670	$40.41	7.25	4.3-to-1	171,318
Above $41.07	174,350	$42.72	6.82	4.6-to-1	37,902
Total	3,526,005				796,812

After the exchange as presented in this example (assuming all eligible awards are tendered and without including any grants after March 31, 2008), there will be 7,790,449 shares available for grant, 6,056,639 options and SSARs outstanding and 1,668,612 full value awards outstanding. These outstanding options and SSARs would have a weighted average exercise price of $22.47 and a weighted average remaining term of 5.07.

Must eligible employees participate in the exchange program?

No, eligible employees will not be required to participate in the exchange program. Participation in the exchange program is voluntary.

How long will eligible employees have to decide whether to participate in the exchange program?

Eligible employees will have an election period of at least 20 business days from the start of the exchange program in which to determine whether they wish to participate.

How will restricted stock units granted in connection with the exchange program vest?

Restricted stock units issued in the exchange program will vest on the basis of the participant's continued employment with us. The vesting schedule of the restricted stock units will be determined on a grant-by-grant basis, based on the vesting schedule of the eligible awards that the restricted stock units replace. None of the restricted stock units will be vested on the date of grant. The restricted stock units will be scheduled to vest in equal annual installments over the remaining vesting schedule (rounded up to the next full year) of the exchanged award. No restricted stock units will be scheduled to vest earlier than one year from their date of grant, and no restricted stock units will be scheduled to vest earlier than the vesting dates of the exchanged awards. The annual vesting date will be the anniversary of the grant date of the restricted stock units.

What is an example of the new vesting schedule?

For example, assume that an eligible participant elects to exchange the following eligible award:

Type of Award	Number of Shares Subject to Award	Vesting Schedule
SSAR	480	96 Shares on May 27, 2006
		96 Shares on May 27, 2007
		96 Shares on May 27, 2008
		96 Shares on May 27, 2009
		96 Shares on May 27, 2010

Assume that on January 8, 2009 (approximately 20 business days after the start of the exchange program), the participant surrenders the underwater SSAR and receives the following replacement award:

Type of Award	Number of Shares Subject to Award	Vesting Schedule
RSU	100	0 Shares on January 8, 2009 (the grant date)
		50 Shares on January 8, 2010
		50 Shares on January 8, 2011

The surrendered SSAR was scheduled to fully vest on May 27, 2010, which is 16 months from the January 8, 2009 replacement restricted stock unit grant date in this example. In order to determine the vesting schedule for the replacement restricted stock units, the remaining months in the surrendered SSAR's vesting schedule are rounded up to the nearest full year. In this case, that is two years. None of the restricted stock units will be vested on the date of grant. Fifty percent of the restricted stock units vest on the first anniversary of the replacement restricted stock unit grant date and the remaining 50% vest one year later, subject to the participant remaining employed with us through the respective vesting date.

What terms and conditions will apply to the restricted stock units?

Restricted stock units issued in the exchange program will be granted pursuant to the 2001 Long-Term Incentive Plan. Each restricted stock unit represents an unfunded right to receive one share of our common stock on a fixed date in the future, which generally is the date on which the restricted stock unit vests. A participant is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her restricted stock units. However, under U.S. federal tax law currently in effect, employees generally will recognize taxable income upon settlement of the restricted stock units that is subject to income and employment tax withholding. Except for the vesting schedule described above, all other terms and conditions of the restricted stock units issued in the exchange program will be substantially the same as those that apply to restricted stock units granted previously under the 2001 Long-Term Incentive Plan.

Will the terms of the exchange program be exactly as described in this proposal?

While the terms of the exchange program are expected to be materially similar to the terms described in this proposal, we may find it necessary or appropriate to change the terms of the exchange program to take into account our administrative needs, local law requirements, accounting rules, company policy decisions that make it appropriate to change the exchange program and the like. For instance, although we will not in any circumstances permit the members of our Board of Directors or our named executive officers to participate or allow options priced below the applicable 52-week high or granted less than 20 months prior to the anticipated end of the exchange program to participate, we may decide that it is appropriate to exclude additional executive officers or exclude options granted below a higher price-point or that were granted as of an earlier date than would otherwise be required by this proposal. As another example, we may alter the method of determining exchange ratios if we decide that there is a more efficient and appropriate way to set the ratios while still continuing to eliminate any incremental compensation expense to the fullest extent possible.

Additionally, we may decide not to implement the exchange program even if shareholder approval of the exchange program is obtained or may amend or terminate the exchange program once it is in progress. The final terms of the exchange program will be described in an offer to exchange that will be filed with the SEC. Although we do not anticipate that the staff of the SEC will require us to materially modify the terms of the exchange program, it is possible that we may need to alter the terms of the exchange program to comply with comments from the staff.

What are the tax consequences to employees if they participate in the exchange program?

The following is a summary of the anticipated material U.S. federal income tax consequences of participating in the exchange program. A more detailed summary of the applicable tax considerations to participants will be provided in the exchange program documents. The law and regulations themselves are subject to change, and the Internal Revenue Service is not precluded from adopting a contrary position. The exchange of eligible awards for restricted stock units pursuant to the exchange program should be treated as a non-taxable exchange, and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible awards and the grant of restricted stock units.

How will the restricted stock units be treated from an accounting perspective?

As of the beginning of our 2006 fiscal year, we have adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS 123(R), on accounting for share-based payments. Under SFAS 123(R), we will recognize incremental compensation expense, if any, resulting from the restricted stock units granted in the exchange program. The incremental compensation cost will be measured as the excess, if any, of the fair value of each award of restricted stock units granted to employees in exchange for surrendered eligible awards, measured as of the date the restricted stock units are granted, over the fair value of the eligible awards surrendered in exchange for the restricted stock units, measured immediately prior to the exchange.

As noted above, the manner in which the exchange ratios for the exchange program will be set is intended to result in the issuance of restricted stock units that have a fair value approximately equal to or less than the fair value of the exchanged eligible awards they replace. As a result, this will eliminate any incremental compensation cost that we must recognize for accounting purposes on the restricted stock units, other than immaterial compensation expense that might result from fluctuations in our stock price after the exchange ratios have been set (which will occur shortly before the exchange program begins) but before the exchange actually occurs. We currently recognize and will continue to recognize compensation expense relating to the eligible awards over the vesting period of the restricted stock units, even though they are underwater and do not fully provide the intended incentive and retention benefits to our employees.

Any incremental compensation expense resulting from fluctuations in our stock price during the period of the exchange program that are related to the restricted stock units will be recognized ratably over the vesting period of the restricted stock units. In the event that any of the restricted stock units are forfeited prior to their vesting due to termination of employment, the compensation expense for the forfeited restricted stock units will not be recognized.

How many eligible awards will be exchanged and how many restricted stock units will be granted in the exchange program?

Because the decision whether to participate in the exchange program is completely voluntary, we are not able to predict which or how many employees will elect to participate, how many eligible awards will be surrendered for exchange, and therefore how many restricted stock units may be issued. As indicated above, the members of our Board of Directors and our named executive officers as of the start of the exchange program are not eligible to participate in the exchange program.

What is the impact of the exchange program on the company's shareholders?

Although we are unable to predict the precise impact of the exchange program on our shareholders because we are unable to predict how many or which employees will exchange their eligible awards, we have designed the proposed exchange program in a manner intended to ensure that the value of the restricted stock units granted in the exchange program is approximately equal to or less than the value of the eligible awards surrendered. The exchange program is intended to restore competitive and appropriate equity incentives for our employees, reduce our existing overhang and recapture value for compensation expense already being incurred.

What vote is required to approve this proposal?

To approve this proposal, a majority of the shares represented and voting at the Annual Meeting and a majority of the quorum required to transact business at the Annual Meeting must vote "FOR" this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE EQUITY AWARD EXCHANGE PROGRAM.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The following table provides certain information about our executive officers as of April 23, 2008. Our executive officers are appointed by our Board and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
W. Howard Lester . . . . . Age 72	*
Laura J. Alber . . . . Age 39	• President since 2006 • President, Pottery Barn Brands, 2002 – 2006 • Executive Vice President, Pottery Barn, 2000 – 2002 • Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000
Patrick J. Connolly . . . . Age 61	*
David M. DeMattei . . . . Age 51	• Group President, Williams-Sonoma, Williams-Sonoma Home and West Elm since 2006 • President, Emerging Brands, 2003 - 2006 • President, North America Retail and Wholesale Divisions of Coach, Inc. (luxury goods), 1998 – 2003 • Director of Zumiez, Inc. (specialty retail)
Seth R. Jaffe . . . . Age 51	• Senior Vice President, General Counsel and Secretary since 2003 • Vice President, Deputy General Counsel, 2002 – 2003 • Senior Vice President and General Counsel of CareThere, Inc. (healthcare technology), 2000 – 2001 • Chief Counsel, Levi Strauss & Co. (apparel), 1996 - 1999
Sharon L. McCollam . . . Age 45	• Executive Vice President, Chief Operating and Chief Financial Officer since 2006 • Executive Vice President, Chief Financial Officer, 2003 - 2006 • Senior Vice President, Chief Financial Officer, 2000 – 2003 • Vice President, Finance, 2000 • Chief Financial Officer of Dole Fresh Vegetables, Inc. (food products), 1996 –2000 • Director of Del Monte Food Co. (food products)
Dean Miller . . . . Age 46	• Executive Vice President, Chief Supply Chain Officer since 2006 • Senior Vice President, Global Logistics and Sourcing, 2005 – 2006 • Senior Vice President, Global Logistics, 2001 – 2005 • Vice President, Retail Distribution, 2000 – 2001

* Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" within this Proxy Statement.

Executive Compensation

This table sets forth the annual and long-term compensation earned by our Chief Executive Officer, Chief Financial Officer and our four other most highly compensated executive officers during fiscal 2007. These individuals are collectively known as our named executive officers.

Summary Compensation Table for Fiscal 2007 and 2006

Name and Principal Position	Year(2)	Salary ($)	Bonus ($)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(5)	Total ($)
W. Howard Lester	2007	$993,750	—	—	$2,981,381	—	$55,279(6)	$479,507	$4,509,917
Chairman and Chief Executive Officer (PEO)(1)	2006	$975,000	—	—	$ 264,891	—	$23,094	$366,400	$1,629,385
Sharon L. McCollam	2007	$738,942	—	$1,423,878	$ 873,653	$200,000	—	$ 84,277	$3,320,750
Executive Vice President, Chief Operating and Chief Financial Officer (PFO)	2006	$621,212	—	$1,193,509	$ 718,853	—	—	$ 60,820	$2,594,394
Laura J. Alber	2007	$815,385	—	$1,423,878	$ 765,213	$150,000	—	$ 84,268	$3,238,744
President	2006	$700,770	—	$1,193,509	$ 700,867	—	—	$ 58,803	$2,653,949
Patrick J. Connolly	2007	$578,769	—	—	$ 602,410	$100,000	—	$ 19,900	$1,301,079
Director and Executive Vice President, Chief Marketing Officer	2006	$566,538	—	—	$ 585,971	—	—	$ 16,431	$1,168,940
David M. DeMattei	2007	$687,981	—	$1,423,878	$1,127,527	$125,000	—	$ 84,506	$3,448,892
Group President, Williams-Sonoma, Williams-Sonoma Home, West Elm	2006	$614,596	—	$1,193,509	$1,056,698	—	—	$ 59,209	$2,924,012
Dean Miller	2007	$465,384	—	$ 379,701	$ 496,923	$ 75,000	$ 7,876(6)	$ 33,323	$1,458,207
Executive Vice President, Chief Supply Chain Officer	2006	$437,404	—	$ 314,840	$ 432,694	—	$40,626	$ 26,177	$1,251,741

(1) W. Howard Lester was appointed Chief Executive Officer of the company effective July 14, 2006.

(2) The compensation reflected in the Summary Compensation Table for fiscal 2007 reflects a 53-week period.

(3) Based on the compensation cost recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to SFAS No. 123R, disregarding forfeiture assumptions. The fair market value is based on the closing price of our stock on the day prior to the grant date multiplied by the number of awards issued.

(4) Based on the compensation cost recognized in fiscal 2007 for financial statement reporting purposes as determined pursuant to SFAS No. 123R, disregarding forfeiture assumptions. The fair market value assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2008.

(5) Details are provided in the "Other Annual Compensation from Summary Compensation Table" provided below.

(6) Total income earned in the Executive Deferral Plan during fiscal 2007 as shown in the "Nonqualified Deferred Compensation" table on page 29.

Other Annual Compensation from Summary Compensation Table

The following table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation table above.

	Year	Use of Company Aircraft(1)	Life Insurance Premiums(2)	Matching Contribution to the 401(k)(3)	Car Allowance	Executive Medical Supplement(4)	Parking(5)	Other	Total
W. Howard Lester	2007	$453,614	$8,818	$5,625	$6,500	$2,500	$2,450	—	$479,507
	2006	$346,575	$5,334	$4,500	$6,000	$1,591	$2,400	—	$366,400
Sharon L. McCollam ..	2007	—	$ 452	$5,625	$6,500	$2,500	$2,450	$66,750(6)	$ 84,277
	2006	—	$ 420	$4,500	$6,000	$2,500	$2,400	$45,000(6)	$ 60,820
Laura J. Alber	2007	—	$ 443	$5,625	$6,500	$2,500	$2,450	$66,750(6)	$ 84,268
	2006	—	$ 378	$4,500	$6,000	$ 525	$2,400	$45,000(6)	$ 58,803
Patrick J. Connolly ...	2007	—	$2,825	$5,625	$6,500	$2,500	$2,450	—	$ 19,900
	2006	—	$1,632	$4,500	$6,000	$1,899	$2,400	—	$ 16,431
David M. DeMattei ...	2007	—	$ 681	$5,625	$6,500	$2,500	$2,450	$66,750(6)	$ 84,506
	2006	—	$ 575	$4,500	$6,000	$ 734	$2,400	$45,000(6)	$ 59,209
Dean Miller	2007	—	$ 898	$5,625	$6,500	$2,500	—	$17,800(6)	$ 33,323
	2006	—	$ 819	$4,500	$6,000	$2,171	—	$12,687(7)	$ 26,177

(1) For personal use of our airplane. The value of personal aircraft usage reported above for fiscal 2007 and fiscal 2006 is the aggregate incremental cost to the company (including fuel, maintenance and certain fees and expenses) as determined and published from time to time by Conklin & de Decker Associates, Inc. for each particular aircraft type utilized by the company.

(2) Premiums paid by us for term life insurance in excess of $50,000.

(3) Represents the maximum company matching contribution to the 401(k) during fiscal 2007.

(4) For fiscal 2007, represents the maximum executive medical supplement payable by the company. For fiscal 2006, represents the actual amount paid for executive medical supplement.

(5) Represents the value of parking provided by the company, based on current estimated market rates.

(6) Dividend equivalent payments made with respect to outstanding restricted stock unit awards.

(7) Represents $12,000 in dividend equivalent payments made with respect to outstanding restricted stock unit awards and $687 in relocation-related expenses paid by the company.

Grants of Plan-Based Awards

This table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units	All Other Option Awards; Number of Securities Underlying Options	Grant Date Fair Value	Exercise or Base Price of Option Awards
	Grant Date	Threshold ($)(1)	Target ($)	Maximum ($)(1)(2)	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)(3)	($)(4)	($/Sh)
W. Howard Lester	—	—	—	$2,925,000	—	—	—	—	—	—	—
Sharon L. McCollam	3/27/07	—	—	$2,175,000	—	—	—	—	50,000	$582,715	$34.89
Laura J. Alber	3/27/07	—	—	$2,400,000	—	—	—	—	50,000	$582,715	$34.89
Patrick J. Connolly	—	—	—	$1,710,000	—	—	—	—	—	—	—
David M. DeMattei	—	—	—	$2,025,000	—	—	—	—	—	—	—
Dean Miller	3/27/07	—	—	$1,320,000	—	—	—	—	30,000	$349,629	$34.89

(1) This reflects the amounts payable under our 2001 Incentive Bonus Plan with respect to fiscal 2007. This plan is intended to qualify bonus payments as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct certain executive compensation to $1,000,000 million per executive per year. In accordance with Internal Revenue Service rules, our 2001 Incentive Bonus Plan payout criteria are specified by our Compensation Committee in the first quarter of each fiscal year. Bonus amounts are not paid until the Compensation Committee certifies that the performance objectives have been achieved. For fiscal 2007, the performance criteria was based upon achieving a target level of profitability. This target level, because it is based upon profitability, is deemed substantially uncertain of attainment for purposes of Internal Revenue Code Section 162(m). When the goal was established by our Compensation Committee, however, it was reasonably attainable based upon our historic and expected levels of profitability. Once the target level of profitability is reached, the maximum amount payable is then available for payment to our executive officers as fully deductible compensation. However, our Compensation Committee is permitted to apply negative discretion in determining the actual amount to be paid to any executive officer. In determining how (or if) to apply such negative discretion, our Compensation Committee measures company performance against the business plan approved by the Board in our first fiscal quarter as well as individual performance. For bonuses earned in fiscal 2007, the Committee did apply negative discretion, and the actual bonus amounts are as set forth in the Summary Compensation Table.

(2) Maximum potential payment pursuant to our 2001 Incentive Bonus Plan is equal to three times the executive's base salary as of January 29, 2007, the first day of fiscal 2007.

(3) Grants of stock-settled stock appreciation rights.

(4) Generally, the full grant date fair value is the amount that the company would expect to expense on the grant date in its financial statements over the award's vesting schedule, disregarding forfeiture assumptions. The fair market value assumptions used in the calculation of these amounts are included in Note I to our Consolidated Financial Statements which is included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2008.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth information regarding equity awards held by our named executive officers at February 3, 2008:

	Option Awards(1)				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
W. Howard Lester	—	400,000(2)	—	$34.64	1/12/2017
	5,000	7,500(3)	—	$38.84	5/27/2015
	7,500	5,000(4)	—	$32.39	6/30/2014
	100,000	—	—	$13.66	3/27/2011
	100,000	—	—	$15.00	4/25/2010
	300,000	—	—	$ 9.47	3/7/2010
	200,000	—	—	$14.50	3/18/2009
	200,000	—	—	$ 9.66	3/11/2008
Sharon L. McCollam	—	50,000(5)	—	$34.89	3/27/2017
	8,000	32,000(6)	—	$30.34	9/12/2016
	20,000	30,000(7)	—	$38.84	5/27/2015
	30,000	20,000(8)	—	$32.39	6/30/2014
	68,000	17,000(9)	—	$21.80	4/1/2013
	30,000	—	—	$13.66	3/27/2011
	138,000	—	—	$ 9.50	10/9/2010
Laura J. Alber	—	50,000(10)		$34.89	3/27/2017
	8,000	32,000(11)	—	$30.34	9/12/2016
	24,000	36,000(12)	—	$38.84	5/27/2015
	30,000	20,000(13)	—	$32.39	6/30/2014
	24,000	6,000(14)	—	$21.80	4/1/2013
	296,600	—	—	$13.85	3/19/2011
Patrick J. Connolly	10,000	40,000(15)	—	$40.44	3/15/2016
	16,000	24,000(16)	—	$38.84	5/27/2015
	30,000	20,000(17)	—	$32.39	6/30/2014
	16,000	4,000(18)	—	$21.80	4/1/2013
	40,000	—	—	$13.66	3/27/2011
	320,000	—	—	$15.00	4/25/2010
	80,000	—	—	$ 9.47	3/7/2010
	80,000	—	—	$14.50	3/18/2009
	100,000	—	—	$ 9.66	9/8/2008
	100,000	—	—	$ 9.66	3/11/2008
David M. DeMattei	8,000	32,000(19)	—	$30.34	9/12/2016
	24,000	36,000(20)	—	$38.84	5/27/2015
	30,000	20,000(21)	—	$32.39	6/30/2014
	120,000	30,000(22)	—	$28.25	6/4/2013
Dean Miller	—	30,000(23)	—	$34.89	3/27/2017
	5,000	20,000(24)	—	$30.34	9/12/2016
	4,000	6,000(25)	—	$43.04	8/16/2015
	12,000	18,000(26)	—	$38.84	5/27/2015
	18,000	12,000(27)	—	$32.39	6/30/2014
	4,000	4,000(28)	—	$21.80	4/1/2013
	2,400	—	—	$22.47	4/3/2012
	4,000	—	—	$13.66	3/27/2011
	20,000	—	—	$ 8.31	12/1/2010
	20,000	—	—	$ 9.50	10/9/2010

(1) Includes grants of options and stock-settled stock appreciation rights.

(2) Stock-settled stock appreciation right which vests on 9/12/2008.

(3) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2008, 5/27/2009 and 5/27/2010.

(4) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 6/30/2008 and 6/30/2009.

(5) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 3/27/2008, 3/27/2009, 3/27/2010, 3/27/2011 and 3/27/2012.

(6) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(7) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2008, 5/27/2009 and 5/27/2010.

(8) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 6/30/2008 and 6/30/2009.

(9) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with a remaining vesting date of 4/1/2008.

(10) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 3/27/2008, 3/27/2009, 3/27/2010, 3/27/2011 and 3/27/2012.

(11) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(12) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2008, 5/27/2009 and 5/27/2010.

(13) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 6/30/2008 and 6/30/2009.

(14) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with a remaining vesting date of 4/1/2008.

(15) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 3/15/2008, 3/15/2009, 3/15/2010 and 3/15/2011.

(16) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2008, 5/27/2009 and 5/27/2010.

(17) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 6/30/2008 and 6/30/2009.

(18) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with a remaining vesting date of 4/1/2008.

(19) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(20) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2008, 5/27/2009 and 5/27/2010.

(21) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 6/30/2008 and 6/30/2009.

(22) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with a remaining vesting date of 6/4/2008.

(23) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with vesting dates of 3/27/2008, 3/27/2009, 3/27/2010, 3/27/2011 and 3/27/2012.

(24) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 9/12/2008, 9/12/2009, 9/12/2010 and 9/12/2011.

(25) Stock-settled stock appreciation rights vest at the rate of 20% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of 8/16/08, 8/16/2009 and 8/16/2010.

(26) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 5/27/2008, 5/27/2009 and 5/27/2010.

(27) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with remaining vesting dates of 6/30/2008 and 6/30/2009.

(28) Stock options vest at the rate of 20% of the total number of shares subject to the option per year, with a remaining vesting date of 4/1/2008.

	Stock Awards			
	Number of Shares or Units of Stock that have not Vested (#)(1)	Market Value of Shares or Units of Stock that have not Vested ($)(1)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)(2)(3)
W. Howard Lester	—	—	—	—
Sharon L. McCollam	—	—	150,000	$4,128,000
Laura J. Alber	—	—	150,000	$4,128,000
Patrick J. Connolly	—	—	—	—
David M. DeMattei	—	—	150,000	$4,128,000
Dean Miller	40,000	$1,100,800	—	—

(1) Includes grant of restricted stock units. The restricted stock units vest in two equal annual installments on January 31, 2010 and January 30, 2011. Mr. Miller will receive accelerated vesting of any restricted stock units held by him in the event of a change of control. Mr. Miller's award will vest in full upon a termination due to his death, disability or retirement after attaining age 55 and working with us for at least 10 years.

(2) Includes grants of restricted stock units. The restricted stock units vest in two equal annual installments on January 31, 2010 and January 30, 2011, subject to the company achieving certain performance goals. Ms. McCollam, Ms. Alber and Mr. DeMattei will receive accelerated vesting of any restricted stock units held by them in the event of a change of control. These awards will also vest in full upon the executive officers' termination due to their death, disability or retirement after attaining age 55 and working with us for at least 10 years.

(3) Based on a stock price of $27.52, the closing price of our common stock on February 1, 2008, the last business day of fiscal 2007.

Option Exercises and Stock Vested

The following table sets forth information regarding exercises and vesting of equity awards held by our named executive officers during fiscal 2007:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
W. Howard Lester	480,000	$12,681,600	—	—
Sharon L. McCollam	—	—	—	—
Laura J. Alber	—	—	—	—
Patrick J. Connolly	48,000	$ 1,268,160	—	—
David M. DeMattei	—	—	—	—
Dean Miller	16,400	$ 256,103	—	—

Pension Benefits

None of our named executive officers received any pension benefits during fiscal 2007.

Nonqualified Deferred Compensation

The following table describes nonqualified deferred compensation to our named executive officers during fiscal 2007:

	Executive Contributions in Fiscal 2007 ($)	Registrant Contributions in Fiscal 2007 ($)	Aggregate Earnings in Fiscal 2007 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at January 31, 2008 ($)
W. Howard Lester(1)	—	—	$55,279	—	$523,570
Sharon L. McCollam	—	—	—	—	—
Laura J. Alber	—	—	—	—	—
Patrick J. Connolly	—	—	—	—	—
David M. DeMattei	—	—	—	—	—
Dean Miller(1)	$74,400	—	$ 7,876	—	$555,872

(1) Executive Deferral Plan. Participation in the plan is limited to a group of select management and highly compensated employees. Participants can defer up to 100% of their base salary and/or bonus, net of applicable employment and withholding taxes and subject to a minimum deferral requirement (5% of salary). Participant accounts are not put aside in trust or any other funding vehicle and the obligations of the company to pay are simply an unsecured promise to pay in the future. Although no investments actually are held in the plan, participant accounts track investment funds chosen by the participant from a specified list, and accounts are adjusted for earnings that the investments would have accrued had the investment fund actually been held by such participant accounts. Accounts are generally distributed at termination of employment, although a participant can make an election at the time of deferral to have the distribution occur at an earlier date. A choice of quarterly installments over 5, 10 or 15 years, or a single lump sum, is available for terminations due to retirement or disability, as defined in the plan, if the account is over $25,000. All other distributions are paid as a single lump sum. The commencement of payments can be postponed, subject to advance election and minimum deferral requirements. At death, the plan may provide a death benefit funded by a life insurance policy, in addition to payment of the participant's account.

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

Laura J. Alber

We entered into an employment agreement with Laura J. Alber, currently our President, effective as of March 19, 2001. The initial term of the agreement expired March 19, 2004 and, per its terms, automatically extends for one-year terms until Ms. Alber's employment is terminated by her or by us. If we terminate Ms. Alber's employment without "cause" (as defined in the agreement), or if she terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for up to one year, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health coverage under COBRA for Ms. Alber and her dependents until Ms. Alber either commences new employment or Ms. Alber or her dependents are no longer eligible for COBRA coverage.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of February 3, 2008 if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-in-Control	Death	Disability
Base Salary(1)	$800,000	$800,000	—	Through date of death	$ 200,000(2)
Restricted Stock Units(3)	—	—	$4,128,000	$4,128,000	$4,128,000
Health Care Benefits(4)	$ 23,427	$ 23,427	—	—	—
Other Perquisites(5)	$150,000	$150,000	—	—	—

(1) Based on Ms. Alber's base salary as of February 3, 2008.

(2) Payment of 13 weeks of salary.

(3) Acceleration of vesting of 150,000 restricted stock units. Value is based on a stock price of $27.52, the closing price of our common stock on February 1, 2008, the last business day of fiscal 2007.

(4) Based on a monthly health insurance premium of $1,301 to be paid by the company for 18 months, which is the period provided under COBRA.

(5) Value of outplacement services based on current estimate of costs for these services.

Sharon L. McCollam

We entered into an employment agreement with Sharon L. McCollam, effective as of December 28, 2002. She is currently Executive Vice President, Chief Operating and Chief Financial Officer. The initial term of Ms. McCollam's agreement expired December 28, 2005, and, per its terms, automatically extends for one-year terms until Ms. McCollam's employment is terminated by her or by us. If we terminate Ms. McCollam's employment without "cause" (as defined in the agreement), or if Ms. McCollam terminates her employment with us for "good reason" (as defined in the agreement), she will be entitled to receive (i) continuation of her base salary at the time of termination for a period of one year and her target bonus for that year, and (ii) outplacement services at a level commensurate with her position at no cost to her. In addition, we will pay the premiums for health care coverage under COBRA for Ms. McCollam and her dependents until she either commences new employment or she and her dependents are no longer eligible for COBRA coverage.

The following table describes the payments and/or benefits which would have been owed by us to Ms. McCollam as of February 3, 2008, if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-in-Control	Death	Disability
Base Salary(1)	$ 725,000	$ 725,000	—	Through date of death	$ 181,250(2)
Bonus(3)	$2,175,000	$2,175,000	—	—	—
Restricted Stock Units(4)	—	—	$4,128,000	$4,128,000	$4,128,000
Health Care Benefits(5)	$ 8,352	$ 8,352	—	—	—
Other Perquisites(6)	$ 150,000	$ 150,000	—	—	—

(1) Based on Ms. McCollam's base salary as of February 3, 2008.

(2) Payment of 13 weeks of salary.

(3) Maximum bonus payable under the 2001 Incentive Bonus Plan for fiscal 2007. See "Grants of Plan-Based Awards" table on page 25.

(4) Acceleration of vesting of 150,000 restricted stock units. Value is based on a stock price of $27.52, the closing price of our common stock on February 1, 2008, the last business day of fiscal 2007.

(5) Based on a monthly health insurance premium of $465 to be paid by the company for 18 months, which is the period provided under COBRA.

(6) Value of outplacement services based on current estimate of costs for these services.

Restricted Stock Unit Grants

Ms. Alber, Ms. McCollam and Mr. DeMattei each received a grant of 150,000 restricted stock units in fiscal 2005. Each of these executives will receive accelerated vesting of such awards in the event of a change of control. These executive officers will also have such awards vest in full upon a termination due to their death, disability or retirement after attaining age 55 and working with us for at least 10 years. Based on a stock price of $27.52, the closing price of our common stock on February 1, 2008, each of these awards has an estimated value of $4,128,000.

Mr. Miller received a grant of 40,000 restricted stock units in fiscal 2005. He will receive accelerated vesting of such awards in the event of a change of control. Mr. Miller will also have such award vest in full upon a termination due to his death, disability or retirement after attaining age 55 and working with us for at least 10 years. Based on a stock price of $27.52, the closing price of our common stock on February 1, 2008, this award has an estimated value of $1,100,800.

W. Howard Lester SSAR Award

Mr. Lester was granted a stock-settled stock appreciation right, or SSAR, for 400,000 shares of the company's common stock on January 12, 2007 in connection with his appointment as Chief Executive Officer. The SSAR will vest on September 12, 2008. If Mr. Lester ceases service due to death or disability or upon a change of control, the award will vest in full.

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Discussion and Analysis addresses:

- the members and role of our Compensation Committee;
- our process for determining executive compensation;
- our executive compensation philosophy and policies;
- our fiscal 2007 named executive officer compensation decisions;
- the underlying rationale for these decisions; and
- how these decisions were made.

Who serves on the Compensation Committee?

The Compensation Committee consisted of Adrian D.P. Bellamy and Richard T. Robertson from January 29, 2007 until May 16, 2007. From May 16, 2007 through October 31, 2007, the Compensation Committee consisted of Mr. Bellamy, Mr. Robertson and Anthony A. Greener. Since November 1, 2007, the Compensation Committee has consisted of Mr. Bellamy, Mr. Robertson, Mr. Greener and Ted W. Hall. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board for fiscal 2007 determined that each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

How many times did the Compensation Committee meet during fiscal 2007?

The Compensation Committee held a total of four meetings during fiscal 2007. At certain of these meetings, the Chief Executive Officer made recommendations with respect to the compensation arrangements for other executives and with respect to the structure and terms of those officers' target bonuses and equity-based compensation. However, the Chief Executive Officer did not participate in the portions of the meetings during which his own compensation was deliberated and established. The Compensation Committee met in executive session without management present at each meeting in fiscal 2007.

What is the role of the Compensation Committee with respect to executive compensation?

The Compensation Committee administers the company's compensation programs, including compensation arrangements and equity plans. The Compensation Committee's role is detailed in the Compensation Committee Charter, which was amended and restated by the Board on March 15, 2006. The Compensation Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit A. The Compensation Committee Charter is also available in print to any shareholder who requests it. Specifically, the Compensation Committee:

- Reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and reviews and approves the level of compensation, including base salary, bonus, equity compensation and any other benefits or perquisites to be provided to the Chief Executive Officer based on this evaluation;
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, compensation for executive officers other than the Chief Executive Officer. Each of the named executive officers during fiscal 2007 is listed in the Summary Compensation Table appearing in this Proxy Statement;
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, general compensation goals and guidelines for the company's employees;

- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, the compensation policy for the non-employee directors of the company; and
- Administers, within the authority delegated by the Board, the company's incentive compensation and equity-based plans.

Does the Compensation Committee delegate any of its authority?

Pursuant to its charter, the Compensation Committee may form and delegate authority to subcommittees. The Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company. However, the Compensation Committee has appointed an Equity Award Committee to which it has delegated the ability to grant awards under the company's 2001 Long-Term Incentive Plan to those employees who are not executive officers. The Equity Award Committee consists of two of the company's directors, W. Howard Lester and Patrick J. Connolly. The Equity Award Committee has the discretion to issue any type of equity award allowed under the 2001 Long-Term Incentive Plan annually to associates at or below the Senior Vice President level of up to 20,000 shares to any individual and an aggregate of 400,000 shares of the company's common stock to all individuals. Any 1 share granted as deferred stock, restricted stock or a restricted stock unit counts as 1.9 shares of the company's common stock against the maximum number of shares authorized to be granted by the Equity Award Committee. Reports of grants made by the Equity Award Committee are included in the materials presented at the Compensation Committee's regularly scheduled meetings.

What is management's role in the compensation-setting process?

Although the Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company, management does play a significant role in the compensation-setting process. In particular, management assists with the following:

- Evaluating individual executive performance against established revenue and profitability targets for the fiscal year, including business unit achievement of budget targets;
- Establishing appropriate business performance targets and objectives for the upcoming fiscal year; and
- Recommending salary and cash bonus levels and equity awards based on performance evaluations and a review of peer group data. Management considers the respective responsibilities of its executive officers, the current combination of pay elements for each executive and whether that combination is appropriate to provide incentives to achieve desired results for the company. Management considers the proportion of base salary to cash bonus levels and believes that a significant portion of each executive's total cash compensation should be at risk and payable only if the company achieves certain levels of performance. In addition, management believes that equity awards should reflect each executive's performance for the year and align the executive's financial reward with shareholder return. After considering these factors, management assesses whether changes are warranted and may recommend changes in the amount and type of each element of total compensation.

Proxy

Management prepares meeting information for each Compensation Committee meeting and works with the Committee Chairperson to establish meeting agendas. Materials are provided to the Compensation Committee members several days in advance of each meeting. The Compensation Committee considers, but is not bound to and does not always accept, management proposals. The Chief Executive Officer also participates in Compensation Committee meetings at the invitation of the Compensation Committee to provide:

- Background information regarding the company's strategic objectives;
- Evaluations of the performance of senior executive officers; and
- Compensation recommendations as to senior executive officers (other than the Chief Executive Officer).

Does the Compensation Committee have outside advisors?

The Compensation Committee charter grants the Compensation Committee the sole authority to hire and fire outside advisors and compensation consultants. Although the company pays their compensation, these advisors report directly to the Compensation Committee. Frederic W. Cook & Co., Inc., or Frederic W. Cook, has been engaged as an independent executive compensation consulting firm to assist the Compensation Committee in discharging its responsibilities from time to time. During fiscal 2007, Frederic W. Cook provided the Compensation Committee with proxy peer group and other publicly disclosed data related to named executive officers and director compensation. Frederic W. Cook also provides certain services to management, primarily related to providing market data and advice regarding general compensation trends in the retail industry and among similarly situated companies. Frederic W. Cook did not provide any specific compensation recommendations regarding the data provided to management or the Compensation Committee and did not attend any of the Compensation Committee meetings in fiscal 2007. The Compensation Committee may request that Frederic W. Cook attend its meetings and advise the Compensation Committee either in person or via telephone. Management currently relies on Frederic W. Cook only for the provision of market data and does not now, or intend to in the future, solicit specific compensation recommendations from Frederic W. Cook for our named executive officers.

What is the Compensation Committee's philosophy of executive compensation?

The Compensation Committee believes that the company's executive compensation programs should support the company's objective of creating value for its shareholders. Accordingly, the Compensation Committee believes that executive officers and other key employees should have a significant stake in the company's stock performance, and compensation programs should link executive compensation to shareholder value. For this reason, the Compensation Committee strives to ensure that the company's executive officer compensation programs are designed to enable the company to attract, retain, motivate and reward highly qualified executive officers while maintaining strong and direct links among executive pay, individual performance, the company's financial performance and shareholder returns.

One of the ways the Compensation Committee has sought to accomplish these goals is by making a significant portion of individual compensation directly dependent on the company's achievement of financial goals, and by providing significant rewards for exceeding those goals. The Compensation Committee believes that strong financial performance, on a sustained basis, is an effective means of enhancing long-term shareholder return. There is no pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term compensation. Rather, the appropriate level and mix of compensation is reviewed and determined on an ongoing basis, and at least annually.

Historically, the Compensation Committee has awarded named executive officers equity in the form of stock options and SSARs on an annual basis. Commencing in 2006, the Compensation Committee has also awarded restricted stock units to named executive officers. In light of the changes in the macro-economic environment and the effects of such changes on the company's stock price, the majority of our outstanding stock option and SSAR awards were granted at exercise prices that are higher than the company's current stock price. Because of this, in 2008, the Compensation Committee analyzed the appropriateness of continuing to grant stock options and SSARs. Following this analysis, the Compensation Committee changed its approach with respect to executive equity compensation in 2008. Specifically, no stock options or SSARs have been, or are anticipated to be, granted to named executive officers in 2008. Instead, our named executive officers were granted restricted stock units that vest 100% at the end of four years, subject to the company achieving a profitability metric in fiscal 2008. The profitability metric is considered substantially uncertain of attainment for Internal Revenue Code Section 162(m) purposes, but is otherwise reasonably attainable. The Compensation Committee will continue to evaluate the appropriate level and mix of equity compensation on an ongoing basis.

What are the components of executive compensation?

The Compensation Committee considers three major elements in the executive compensation program:

- Base salary;
- Annual incentive opportunities; and
- Long-term incentives.

The Compensation Committee believes that offering the executive team a total compensation package with a strong at-risk, pay-for-performance component helps to achieve the company's objective of creating value for its shareholders. Each of the three major elements in the executive compensation program is discussed in detail below, but in general, this means:

- Base salaries are competitive compared with comparable public retail companies relative to similar positions to create an incentive for executives to join and remain with the company;
- Annual incentive opportunities are based principally on the company's overall corporate performance and the executive's attainment of individual goals. This results in the company's strongest performers receiving greater compensatory rewards and lesser performers receiving lower compensatory rewards. We believe the structure of our annual incentive opportunities fosters a performance-driven, pay-for-performance culture; and
- Long-term incentives, such as equity compensation awards, are structured to encourage our executive team to work toward long-term sustained growth and success from the perspective of owners in the company and to reward executives and other key employees for maximizing long-term shareholder value.

The named executive officers also receive certain retirement and other benefits, as well as perquisites and other personal benefits. We consider these perquisites (described below), in addition to the major elements of compensation, in determining if total compensation is reasonable and not excessive.

Does the Compensation Committee compare the company's compensation practices to those of other companies?

The compensation practices of other companies within the retail industry are relevant to establishing the company's compensation programs and executive compensation for each year. Specifically, the Compensation Committee strives to ensure that the company's total compensation packages and executive compensation are competitive, e.g., between the 50th and 75th percentile of our comparator group. In order to achieve such goals, the Compensation Committee takes into account the relationships among base salary, short-term incentive compensation and long-term equity compensation at other companies considered to be comparable each year, collectively referred to as "comparable companies" or our "proxy peer group." Our proxy peer group consists of other retail companies that are "comparable" to our company in one or more significant ways: they may be specialty retailers, they may be of similar revenue size or they may compete with us for executive talent in our geographic markets. For fiscal 2007, the comparable companies included the following 19 public retail companies: Abercrombie & Fitch, American Eagle Outfitters, Ann Taylor, Barnes & Noble, Bed Bath & Beyond, Borders Group, Cost Plus, Ethan Allen Interiors, Gap, Limited Brands, Men's Wearhouse, Nordstrom, Office Depot, Pier 1 Imports, PetSmart, Ross Stores, Starbucks, Talbots and Tiffany & Co. Linens 'N Things and Michaels Stores were comparable companies in fiscal 2006 that became private companies during that year and thus have been removed from the peer group. The following table, which is based on publicly available information as of January 31, 2008 as provided by Frederic W. Cook, provides a financial overview of the comparable companies to illustrate their revenues, income and market capitalization as a group relative to the company. The Compensation Committee may review additional benchmarking surveys and proxy data providing summarized data levels of base salary, target annual cash incentives, and equity-based and other long-term incentives to assess market competitiveness of our compensation programs for our named executive officers.

	Net Revenue (in millions)	Net Income (in millions)	Market Capitalization (in millions) (as of 1/31/08)
75th Percentile	$8,155	$550	$6,796
Mean	$5,713	$306	$4,622
Median	$3,993	$260	$3,949
25th Percentile	$2,373	$101	$1,128
Williams-Sonoma, Inc.	$3,826	$192	$2,747

How are base salaries determined?

The Compensation Committee reviews and sets the company's executive officers' base salaries, including those of the named executive officers, on an annual basis. This review occurred in March 2007 to confirm appropriate base salaries for fiscal 2007. The Compensation Committee believes that executive officers' base salaries must be sufficiently competitive to attract and retain key executives. Accordingly, base pay and annual increases are determined by analyzing each individual's salary and total target compensation relative to total salary and target compensation for similar positions at comparable companies and through a subjective recommendation made by the Chief Executive Officer based on each executive's experience and past and anticipated contributions to the company's success. In determining executive base salaries, the Compensation Committee also considers overall company performance. Mr. Miller was the only named executive officer to receive a base salary change in fiscal 2007. Mr. Miller's base salary was increased from $440,000 to $460,000.

At the beginning of fiscal 2008, the Chief Executive Officer reviewed the performance of the named executive officers, assessing individual and business unit performance against the expectations set at the beginning of fiscal 2007. The Chief Executive Officer also reviewed proxy peer group data and additional market survey data, as relevant, to assess the market competitiveness of the current base salary of each named executive officer. While the Chief Executive Officer believes that the named executive officers are performing well, the overall company results have not met his expectations. Moreover, after a review of the base salaries of the named executive officers relative to proxy peer group and market survey data, the Chief Executive Officer determined that the base salary of each named executive officer was above the 50th percentile at each position, and the current level of base pay for each was competitive. As a result, the Chief Executive Officer recommended no annual merit increases or adjustments to the base salaries of the named executive officers for fiscal 2008.

At the March 2008 Compensation Committee meeting, the Compensation Committee discussed the company's performance, reviewed the Chief Executive Officer's recommendations and did not adjust the base salaries of any of the named executive officers. During an executive session at that meeting, the Compensation Committee assessed the performance of the Chief Executive Officer and did not adjust his base salary.

How are annual incentives determined?

The company promotes outstanding performance by rewarding executive officers, including the named executive officers, for achieving specific performance objectives with an annual cash bonus paid through the company's 2001 Incentive Bonus Plan or, in some cases, through discretionary bonuses granted outside of the plan. The company pays bonuses under the 2001 Incentive Bonus Plan only when the company meets or exceeds a specific corporate earnings objective established by the Compensation Committee in the first quarter of each fiscal year. Bonuses to executive officers, including the named executive officers, whether granted within or outside of the 2001 Incentive Bonus Plan, are based on the company's performance and on each executive officer's individual performance. Individual performance is assessed by the Chief Executive Officer and takes into account achievement of individual goals and objectives. Achievement of objectives that increase shareholder return or that are determined by the Chief Executive Officer to significantly impact future shareholder return are significant factors in the Chief Executive Officer's subjective performance assessment. The Compensation Committee believes that achieving individual goals and objectives is important to the overall success of the company and will adjust bonuses paid to reflect performance in these areas. For example, if the company or the executive officer fails to fully meet some or all of the company or individual objectives, the award may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may be subject to lesser or no reduction. No awards were granted outside of the 2001 Incentive Bonus Plan in fiscal 2007.

The 2001 Incentive Bonus Plan is intended to qualify bonus payments as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct certain executive compensation to $1,000,000 per executive per year. In accordance with Internal Revenue Service rules, our 2001 Incentive Bonus Plan payout criteria are specified by the Compensation Committee in the first quarter of each fiscal year. The performance criteria may not be adjusted after the first quarter. Bonus amounts are not paid unless and until the Compensation Committee certifies that the performance objectives have been achieved. The Compensation Committee considers the impact of deductibility on the net cost of executive compensation and may determine under certain circumstances that it is appropriate to pay compensation that does not meet the requirements of Section 162(m).

In March 2007, the Compensation Committee established a fiscal 2007 target annual incentive amount under the 2001 Incentive Bonus Plan (the "target bonus") for all of the company's named executive officers, including the Chief Executive Officer. The target bonuses were set after a review of the respective responsibilities of the named executive officers, the current combinations of pay elements for each named executive officer and whether such combinations are appropriate to provide incentives for achievement of desired results for the company. The base salary, together with the target bonus or "total cash compensation" for the named executive officers, was approximately at or above the 50th percentile for similarly situated executive officers at comparable companies.

In March 2008, a similar process was undertaken by the Compensation Committee to establish a fiscal 2008 target bonus for all of the company's named executive officers, including the Chief Executive Officer. After a review of the respective responsibilities of the named executive officers, the current combinations of pay elements for each named executive officer and whether such combinations are appropriate to create incentives to achieve desired results for the company, the Compensation Committee determined that target bonuses as a percentage of base salary would remain the same for the named executive officers, including our Chief Executive Officer, in fiscal 2008 as in fiscal 2007.

What are the criteria considered in awarding annual incentives?

Under the 2001 Incentive Bonus Plan, key performance criteria for evaluating named executive officers, including business and financial objectives and organizational goals, as well as other relevant factors, are considered by the Compensation Committee with input from the Chief Executive Officer. For fiscal 2007, the Compensation Committee determined that no portion of the total target bonus amount under the 2001 Incentive Bonus Plan would be payable unless a prescribed company goal relating to company profitability (the "Company Objective") was achieved. No amount is payable under the 2001 Incentive Bonus Plan unless the Compensation Committee first certifies that the Company Objective has been achieved.

For fiscal 2007, the Company Objective, as described above, was the sole criterion for payment of bonus amounts under the 2001 Incentive Bonus Plan. The Compensation Committee believes that profitability is the most significant measure of performance. The achievability of the Company Objective is deemed substantially uncertain of attainment for purposes of Internal Revenue Code Section 162(m) because it is based on profitability. When the Company Objective was established, however, it was reasonably attainable based upon the company's historic and expected levels of profitability. Once the Company Objective is achieved, the maximum amount payable is then available for payment to executive officers, including named executive officers, as fully deductible compensation. However, the Compensation Committee is permitted to apply negative discretion in determining the actual amount to be paid to any executive officer. In determining how (or if) to apply such negative discretion, the Compensation Committee measures company performance against the business plan approved by the Board in the first fiscal quarter as well as individual performance.

The Compensation Committee verifies the company's actual earnings for each performance period, reviews management's recommendation for the resulting aggregate bonus awards and approves an aggregate award amount. The Compensation Committee also reviews and approves the individual bonuses payable to each of the company's executive officers. The Chief Executive Officer approves the bonuses for all other eligible employees below the executive officer level. The Compensation Committee decides the bonus amount for the Chief Executive Officer in an executive session.

Although the Compensation Committee has certified that the Company Objective was achieved for fiscal 2007, the company's performance results did not fully meet either the company's or the Compensation Committee's expectations. Based on the results achieved, the Compensation Committee has applied negative discretion and has authorized only a portion of the target bonus amounts to be paid to the named executive officers. At the March 2008 Compensation Committee meeting, based on a review of each named executive officer's performance relative to expectations and a subjective assessment of performance against goals and objectives, the Chief Executive Officer made award recommendations to the Compensation Committee that were below the target bonus amounts. The Compensation Committee approved the reduced awards to the named executive officers as recommended by the Chief Executive Officer.

For fiscal 2008, the Compensation Committee again determined that a prescribed company goal relating to company profitability (the "Fiscal 2008 Company Objective") will be the sole criterion for payment of bonus amounts under the 2001 Incentive Bonus Plan, because the Compensation Committee continues to believe that profitability is the most significant measure of performance. The achievability of the Fiscal 2008 Company Objective is deemed substantially uncertain for purposes of Internal Revenue Code Section 162(m) because it is based on profitability. However, the Fiscal 2008 Company Objective is reasonably attainable based upon the company's historic and expected levels of profitability. As was the case in fiscal 2007, if the Fiscal 2008 Company Objective is achieved, the maximum amount payable is then available for payment to executive officers, including named executive officers, as fully deductible compensation. However, the Compensation Committee is permitted to apply negative discretion in determining the actual amount to be paid to any executive officer.

How is long-term incentive compensation determined?

The third primary component of the company's executive compensation program consists of long-term equity compensation awards. The Compensation Committee continues to believe that equity compensation awards are important for motivating executive officers and other employees to increase shareholder value over the long term. Prior to fiscal 2006, stock options were granted to our named executive officers. Starting with fiscal 2006, the Compensation Committee decided to begin granting stock-settled stock appreciation rights ("SSARs") to named executive officers, since they are accounted for identically to options but result in less dilution, both within the 2001 Long-Term Incentive Plan and with respect to the company's outstanding shares. The equity awards granted to named executive officers are designed to be competitive with those offered by comparable companies for each named executive officer's job level, e.g., between the 50th and 75th percentile of our comparable companies, to reflect the Chief Executive Officer and Compensation Committee's assessment of such executive's on-going contributions to the company, to create an incentive for such executives to remain with the company, and to provide a long-term incentive to help the company achieve its financial and strategic objectives. Prior to fiscal 2007, the company also granted restricted stock units to certain of the named executive officers. Although no restricted stock units were granted to the named executive officers in fiscal 2007, the Compensation Committee has granted such equity awards in fiscal 2008 and intends to continue to grant such equity awards in the future, since these awards are useful retention tools and also result in less dilution than options and SSARs.

In determining the type and number of equity awards granted to an individual executive, the Compensation Committee considered such factors as:

- The individual's performance and contribution to the profitability of the company;
- The type and number of awards previously granted to an individual;
- An individual's outstanding awards;
- The vesting schedule of the individual's outstanding awards;
- The relative value of awards offered by comparable companies to executives in comparable positions to fairly benchmark awards of different sizes and equity instruments; and
- Additional factors, including succession planning and retention of the company's high potential executives.

The Compensation Committee believes that each of these factors influences the type and number of shares appropriate for each individual and that no one factor is determinative. The Compensation Committee granted SSARs to four of the named executive officers in fiscal 2007 as shown in the "Grants of Plan-Based Awards" table on page 25.

Mr. Miller received a grant of restricted stock units in fiscal 2005. The grant of restricted stock units was designed to act as a long-term retention tool and was significantly larger than previous annual long-term incentive awards. The grant contained a performance condition and a service condition. In November 2007, the award was amended to remove the performance condition. The Board of Directors believed that removing the performance condition and retaining the service condition would further enhance the retention value of the award and was appropriate in light of current market conditions.

For future grants to the named executive officers, the Compensation Committee has decided to continue its use of restricted stock units, as the Committee believes that awards with immediate value are powerful retention tools and also result in less dilution to shareholders than awards such as stock options or SSARs. The Compensation Committee intends to use restricted stock units in future long-term incentive grants to named executive officers, but may decide to use other equity vehicles in the future as well.

In 2008, the Compensation Committee approved grants of restricted stock units to our fiscal 2008 named executive officers in the following amounts (the number of restricted stock units granted is equal to the amounts indicated below divided by the closing price of our common stock on the trading day prior to the grant date):

W. Howard Lester	$945,000
Sharon L. McCollam	$472,000
Laura J. Alber	$472,000
Patrick J. Connolly	$378,000
David M. DeMattei	$472,000

In determining the award amounts, the Compensation Committee took into account the Chief Executive Officer's recommendations. The Chief Executive Officer made grant recommendations based on his review of the compensation levels of named executive officers in similar positions in our proxy peer group, at levels to ensure that the long-term incentive amounts, when coupled with base salaries and target annual incentives, resulted in total target direct compensation for each named executive officer between the 50th and 75th percentiles of our proxy peer group. The Compensation Committee discussed the Chief Executive Officer's recommendations and approved the grants as recommended. The Compensation Committee determined the Chief Executive Officer's grant amount in an executive session following the meeting.

The Compensation Committee decided to designate a dollar amount for each grant (rather than designating a number of restricted stock units to be granted) to ensure that the value of the compensation to be delivered was not impacted by fluctuations in the company's stock price prior to the grant date. The restricted stock units will vest on the fourth anniversary following the effective date of grant, or May 2, 2012. The restricted stock units also contain a one-year performance metric, based upon our profitability, designed to focus these named executive officers on a shared business goal that guides our annual and long-term growth. This metric, because it is based upon profitability, is deemed substantially uncertain of attainment for purposes of Internal Revenue Code Section 162(m). When the goal was established, however, it was reasonably attainable based upon our historic and expected levels of profitability. The Compensation Committee believes that these equity grants align management's interests with shareholder value creation and create a meaningful incentive for the named executive officers to remain with the company for a significant period of time.

Prior to vesting, the named executive officers do not have the right to vote or receive dividends on these restricted stock units. However, dividend equivalents on the shares underlying the grants will be accrued for the benefit of each participant and paid upon the vesting date, if the underlying shares vest. The Compensation Committee believes that dividend equivalents on the shares underlying the grants should be connected to the participant's ongoing employment relationship with the company. The restricted stock units and any related dividend equivalents are subject to forfeiture if the executive's employment terminates prior to the end of the vesting period for any reason other than death or disability, and, under those circumstances, a pro-rata share of the award would vest as the executive would have performed some but not all of the services required under the award terms.

It has been and continues to be the company's practice not to reprice stock options or SSARs in the event that the fair market value of the common stock falls below the exercise price of the stock options or SSARs (or to engage in any exchange program relating to stock options or SSARs) without obtaining prior shareholder approval. In addition, our 2001 Long-Term Incentive Plan prohibits such repricings or exchanges unless our shareholders approve them in advance. Currently, we have a large number of options and SSARs with exercise prices that exceed the fair market value of our common stock.

When are equity awards made to executive officers?

Equity awards to executive officers are only approved at scheduled Compensation Committee meetings. Executives do not have any role in selecting the grant date of equity awards. The grant date of equity awards is generally the date of the approval of the award, and the exercise price of stock options or SSARs is always the closing price of the company's common stock on the trading day prior to the grant date. In general, equity awards to named executive officers are made during the Compensation Committee's March meeting in which the Compensation Committee reviews company performance over the past fiscal year and determines base salaries and bonuses for named executive officers. The Compensation Committee also makes equity awards at other times during the year in connection with promotions, assumptions of additional responsibilities and other considerations. No such off-cycle awards were made to the named executive officers in fiscal 2007. The Compensation Committee does not time equity grants to take advantage of anticipated or actual changes in the price of our common stock prior to or following the release of material information regarding the company.

Does the company have a stock ownership policy for its executive officers?

We do not currently have a stock ownership policy for our executive officers, but all of our named executive officers own shares of the company's common stock or vested, but unexercised, equity awards.

Does the company have a policy regarding recovery of past awards or payments in the event of a financial restatement?

Although we do not currently have a formal policy regarding recovery of past awards or payments in the event of a financial restatement, we support the review of performance-based compensation following a restatement that impacts the achievement of performance targets relating to that compensation, followed by appropriate action. These actions may include recoupment of cash or other incentives, as well as employment actions including termination.

How is the Chief Executive Officer compensated?

W. Howard Lester became Chief Executive Officer and Chairman of the Board as of July 14, 2006. Mr. Lester's fiscal 2007 compensation package was based on:

- A review of the compensation paid to chief executive officers of comparable companies (based on the process described above);
- Company performance; and
- Our general compensation philosophy as described above.

Mr. Lester also makes personal use of our company aircraft as described in the "Other Annual Compensation from Summary Compensation Table" on page 24. Mr. Lester received no other additional material compensation or benefits not provided to all executives during fiscal 2007. Frederic W. Cook did not provide any advice regarding Mr. Lester's compensation in fiscal 2007.

The Compensation Committee met on March 11, 2008. During that meeting, the Compensation Committee met in executive session to discuss Mr. Lester's performance for fiscal 2007. Mr. Lester's performance was assessed against objectives delivered to the Board of Directors at the beginning of fiscal 2007. After discussion and a review of Mr. Lester's total compensation and that of other CEOs in our proxy peer group, the Compensation Committee determined that Mr. Lester's base salary was approximately at the median base salary level for the proxy peer group. Although the Compensation Committee is satisfied with Mr. Lester's performance, the company's overall results have not met expectations, and the Compensation Committee did not make any adjustments to Mr. Lester's base salary for fiscal 2008. Additionally, at the April 11, 2008 Compensation Committee meeting, the Compensation Committee reviewed Mr. Lester's long-term incentive compensation and granted Mr. Lester restricted stock units as described above. The long-term incentive component of Mr. Lester's compensation is below the median for the CEOs in the comparable companies; Mr. Lester is a significant shareholder of the company.

At that same meeting, the Compensation Committee certified that the Company Objective was achieved for fiscal 2007. However, the company's performance results did not fully meet either the company's or the Compensation Committee's expectations and, therefore, the Compensation Committee exercised negative discretion and approved a reduced award for the Chief Executive Officer under the 2001 Incentive Bonus Plan in the amount of $250,000. However, the Chief Executive Officer requested that the Compensation Committee withdraw his award, and the Compensation Committee accepted his request.

Are there any other benefits considerations?

The company believes that benefits should provide our employees with protection and security through health and welfare, retirement, disability insurance and life insurance programs. The named executive officers do not, in general, receive benefits in excess of those provided to other employees. However, the Compensation Committee may recommend additional benefits for certain individuals from time to time if the Compensation Committee determines that the category and amount of such benefits are reasonable and necessary to provide additional incentives to attract or retain key executives.

Do the executive officers have change of control arrangements?

The named executive officers who received restricted stock unit grants in fiscal 2005, Ms. Alber, Ms. McCollam, Mr. DeMattei and Mr. Miller, will receive accelerated vesting of such awards in the event of a change of control. In addition, Mr. Lester will receive accelerated vesting of the SSAR grant of 400,000 shares as described on page 31. Ms. Alber and Ms. McCollam are provided with certain change of control arrangements as described starting on page 29. The Compensation Committee believes these arrangements are necessary to ensure that our named executive officers are focused on the company's goals and objectives, as well as the best interests of shareholders, rather than potential personal economic exposure under these particular circumstances. Additionally, the Compensation Committee believes that these agreements will provide a smooth transition should the company undergo such an event. Otherwise, the executive officers do not have arrangements that provide them with specific benefits upon or following a change of control. The company has determined that other arrangements are not necessary to secure the company's future should a change in control occur. In addition, none of the executive officers is guaranteed any type of golden parachute excise tax gross-up. Our equity compensation plans do not otherwise provide for automatic vesting acceleration upon or following a change of control. We have considered the total potential cost of the change of control protection afforded to our executive officers and have determined that it is reasonable and not excessive given the importance of the objectives described above.

Do our executive officers have severance protection?

As noted in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" on page 29, if either Laura J. Alber, President, or Sharon L. McCollam, Executive Vice President, Chief Operating and Chief Financial Officer, is terminated without cause or voluntarily terminates her employment for good reason, she will be entitled to certain severance benefits. The Compensation Committee believes these arrangements are necessary to ensure that these two senior executives are focused on the company's goals and objectives as well as the best interests of shareholders rather than potential personal economic exposure under these particular circumstances.

Also, the restricted stock units that were granted to the company's named executive officers in fiscal 2005 vest in full upon a termination due to the death, permanent disability or retirement of such named executive officers after attaining age 55 and working with the company or the company's subsidiaries for at least 10 years. The Compensation Committee believes these conditions to be prevalent in the retention award agreements of similarly situated executives.

Finally, as described above, if Mr. Lester ceases service due to death or disability or upon a change of control, the SSAR award granted to him on January 12, 2007 will vest in full. The Compensation Committee believes that these provisions are necessary to ensure that the CEO is focused on the company's goals and objectives as well as the best interests of shareholders rather than potential personal economic exposure under these particular circumstances.

Otherwise, the named executive officers do not have arrangements that provide them with specific benefits upon their termination. The Compensation Committee has considered the total potential cost of the severance benefits to the executive officers and determined them to be reasonable and not excessive.

Do we provide perquisites to the executive officers?

The company provides executive officers with perquisites and other personal benefits that the company and the Compensation Committee believe are reasonable and enable the company to attract and retain superior employees for key positions. The company provides certain perquisites to its named executive officers, including premiums for term life insurance in excess of $50,000, a matching contribution for investments in our 401(k) plan, a $500 monthly car allowance and an annual executive medical supplement of up to $2,500. Some of these perquisites are also provided to other employees. In addition, Mr. Lester occasionally makes personal use of the company aircraft. The value of all of these benefits to each of the named executive officers is detailed in the "Other Annual Compensation from Summary Compensation Table" on page 24. The Compensation Committee believes these perquisites to be customary for comparable professionals in our industry based on their management and retail industry experience. There were no material changes to the perquisites provided to the named executive officers in fiscal 2007.

The named executive officers who contribute to our 401(k) plan receive matching contributions from the company up to a maximum of $5,625 (in fiscal 2007), as do all participating employees earning over $225,000. The named executive officers may also defer salary and short term incentive amounts into a nonqualified deferred compensation plan. There is no company contribution to the nonqualified deferred compensation plan; the executives are offered only the opportunity to delay tax inclusion from one year to another. The Compensation Committee believes this benefit is prevalent among similarly sized companies.

How does the Compensation Committee address Internal Revenue Code Section 162(m)?

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted under it by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1,000,000 in a year. The regulations exclude from this limit performance-based compensation, SSARs and stock options, provided certain requirements, such as shareholder approval, are satisfied. Exceptions to this deductibility limit may be made for various forms of "performance-based" compensation. The company believes that awards granted under the company's equity incentive plans qualify as performance-based compensation and can therefore be excluded from the $1,000,000 limit. We believe that bonuses awarded to date under the 2001 Incentive Bonus Plan also qualify as performance-based compensation and are excluded from calculating the limit. While we cannot predict how the deductibility limit may impact the company's compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance.

COMMITTEE REPORTS

The following reports by our Compensation Committee, Nominations and Corporate Governance Committee and Audit and Finance Committee covering fiscal 2007 shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The reports shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate them by reference into such filing.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for fiscal 2007.

Nominations and Corporate Governance Committee Report

Who serves on the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee consisted of Michael R. Lynch, Sanjiv Ahuja, Adrian D.P. Bellamy and David B. Zenoff from January 29, 2007 to May 16, 2007. From May 16, 2007 through September 6, 2007, the Nominations and Corporate Governance Committee consisted of Mr. Lynch, Mr. Bellamy and Mr. Zenoff. Since September 6, 2007, the Nominations and Corporate Governance Committee has consisted of Mr. Lynch, Mr. Bellamy, Anthony A. Greener and Mr. Zenoff. Mr. Lynch serves as Chairman of the Nominations and Corporate Governance Committee. The Board has determined that each current member of the Nominations and Corporate Governance Committee is independent under the NYSE rules, as currently in effect. Each current member of the Nominations and Corporate Governance Committee is a non-employee director.

What is the role of the Nominations and Corporate Governance Committee?

Our role is detailed in the Nominations and Corporate Governance Committee Charter, which was amended and restated by the Board on March 15, 2006. The Nominations and Corporate Governance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit B. The Nominations and Corporate Governance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Periodically review and recommend to the Board suitable revisions to the corporate governance guidelines applicable to the company and the categorical standards of independence applicable to the company's outside directors;
- Annually consider and review with the Board criteria for selecting new director candidates, identify individuals qualified to become Board members and periodically assist in screening and evaluating director candidates;
- Consider director nominations from shareholders; and
- Annually evaluate the performance of the company's Chief Executive Officer and oversee the evaluation of the performance of the company's management and the Board.

Does the Nominations and Corporate Governance Committee have a policy with regard to the consideration of director candidates recommended by shareholders?

We adopted a Shareholder Recommendations Policy on March 16, 2004. It is our policy to consider recommendations for candidates to the Board from shareholders holding no less than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

What are the procedures to be followed by shareholders in submitting recommendations of director candidates to the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee will consider suggestions from shareholders regarding possible director candidates for election at next year's Annual Meeting. A shareholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending shareholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A shareholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934 and the company's Restated Bylaws, each of which are described in the "Shareholder Proposals" section of this Proxy Statement.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations and Corporate Governance Committee. The Board did not receive any notice of a director nominee recommendation from any shareholder in connection with this Proxy Statement.

What is the criteria and process of the Nominations and Corporate Governance Committee for identifying and evaluating nominees for the Board?

Our criteria and process for evaluating and identifying the candidates that we select, or recommend to the Board for selection, as director nominees are as follows:

- We regularly review the current composition and size of the Board;
- We evaluate the performance of the Board as a whole and evaluate the performance and qualifications of individual members of the Board eligible for re-election at the Annual Meeting;
- We review the qualifications of any candidates who have been properly recommended by the shareholders, as well as those candidates who have been identified by management, individual members of the Board or, if we deem appropriate, a search firm. Such review may, in our discretion, include a review solely of information provided to us or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that we deem proper;
- In evaluating the qualifications of candidates for the Board, we consider many factors, including issues of character, judgment, independence, diversity, financial expertise, industry experience, range of experience, other commitments and the like. We evaluate such factors, among others, and do not assign any particular weight or priority to any of these factors. We consider each individual candidate in the context of the current perceived needs of the Board as a whole. While we have not established specific minimum qualifications for director candidates, we believe that candidates and nominees must reflect a Board that is comprised of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit and Finance Committee members;

- In evaluating and identifying candidates, we have the sole authority to retain and terminate any third party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;
- After such review and consideration, we select, or recommend that the Board select, the slate of director nominees; and
- We endeavor to notify, or cause to be notified, all director candidates of the decision as to whether to nominate such individual for election to the Board.

There are no differences in the manner in which the Nominations and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder, management or a search firm.

How did we perform our responsibilities in fiscal 2007?

The Nominations and Corporate Governance Committee held a total of eight meetings during fiscal 2007, and we took the following actions, among other things:

- Evaluated potential candidates to serve as new independent members of the Board;
- Evaluated the composition of and recommended assignments for the committees of the Board;
- Considered and recommended to the Board the submission to shareholders of the director nominees described in this Proxy Statement;
- Reviewed and evaluated the performance of the company's Chief Executive Officer; and
- Evaluated the effectiveness of Board meeting agendas and suggested topics to be covered at future meetings.

Who prepared this report?

Members of the Nominations and Corporate Governance Committee, Michael R. Lynch, Adrian D.P. Bellamy, Anthony A. Greener and David B. Zenoff, prepared this report.

Audit and Finance Committee Report

Who serves on the Audit and Finance Committee?

The Audit and Finance Committee consisted of Adrian T. Dillon, Michael R. Lynch and Richard T. Robertson from January 29, 2007 to May 16, 2007. From May 16, 2007 to September 6, 2007, the Audit and Finance Committee consisted of Mr. Dillon, Anthony A. Greener, Mr. Lynch and Mr. Robertson. From September 6, 2007 to November 1, 2007, the Audit and Finance Committee consisted of Mr. Dillon, Mr. Lynch and Mr. Robertson. Since November 1, 2007, the Audit and Finance Committee has consisted of Mr. Dillon, Ted W. Hall, Mr. Lynch and Mr. Robertson. Mr. Dillon qualifies as a "financial expert" under the SEC rules and served as Chairman of the Audit and Finance Committee during fiscal 2007. The Board has determined that each member of the Audit and Finance Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.

What is the role of the Audit and Finance Committee?

Our role is detailed in the Audit and Finance Committee Charter, which was amended and restated by the Board on November 1, 2007. The Audit and Finance Committee Charter is available on the company's website at www.williams-sonomainc.com and is attached to this Proxy Statement as Exhibit C. The Audit and Finance Committee Charter is also available in print to any shareholder who requests it. Specifically, we:

- Oversee the integrity of the company's financial statements; the qualifications, independence, performance and retention of the company's independent auditor; the performance of the company's internal audit function; and compliance by the company with legal and regulatory requirements;
- Prepare the report that the SEC rules require to be included in the company's annual proxy statement; and
- Oversee the financial impact of selected strategic initiatives of the company and review selected financing, dividend and stock repurchase policies and plans.

How do we meet our responsibilities?

We perform the following functions:

- Monitor the integrity of the company's financial reports, earnings, sales and guidance press releases, and other company financial information;
- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm, and assess its qualifications and independence;
- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;
- Monitor the company's compliance with legal and regulatory requirements;
- Monitor the company's system of internal controls and internal control over financial reporting;
- Retain independent legal, accounting or other advisors when necessary and appropriate; and
- Review the financial impact on the company of selected strategic initiatives and selected financing plans, and develop and recommend policies related to dividend and stock repurchase programs.

How did we perform our responsibilities in fiscal 2007?

The Audit and Finance Committee held a total of eight meetings during fiscal 2007, and we took the following actions, among other things:

- Reviewed and discussed the company's audited financial statements for fiscal 2007 with management and Deloitte;
- Reviewed and discussed the company's periodic filings on Forms 10-K and 10-Q with management;
- Reviewed and discussed all company earnings, sales and guidance press releases with management;
- Reviewed and discussed the company's internal control over financial reporting with management and Deloitte;
- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and
- Discussed with Deloitte its independence from the company and management based on the following: (i) our confirmation that no member of Deloitte's audit team is or has been employed by the company in a financial reporting oversight role; and (ii) our review of audit and non-audit fees and the written disclosures and letter from Deloitte as required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committee"), as modified and supplemented.

What other matters did we discuss with Deloitte?

During fiscal 2007, we discussed the following other matters, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements and matters relating to Deloitte's independence;
- Deloitte's annual letter describing internal quality control procedures;
- The company's internal control over financial reporting;
- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements; and
- Matters required to be discussed pursuant to Statement on Auditing Standards No. 114 ("The Auditor's Communication with Those Charged with Governance"), as modified and supplemented, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

Did we review the fees billed by Deloitte for fiscal 2007?

Yes. We reviewed and discussed the fees billed by Deloitte for services in fiscal 2007, which are described in detail below. We determined that the provision of non-audit services was compatible with Deloitte's independence.

Did we review the company's audited financial statements for fiscal 2007?

Yes. We reviewed and discussed the company's audited financial statements for fiscal 2007, and we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2007 for filing with the SEC.

Who prepared this report?

Members of the Audit and Finance Committee, Adrian T. Dillon, Ted W. Hall, Michael R. Lynch and Richard T. Robertson, prepared this report.

AUDIT AND RELATED FEES

During fiscal 2007 and 2006, Deloitte did not perform any prohibited non-audit services for us.

Audit Fees

Deloitte billed approximately $1,410,000 for fiscal 2007 and $1,235,500 for fiscal 2006 for professional services to audit our consolidated financial statements included in our Annual Report on Form 10-K and to review our condensed, consolidated financial statements included in our quarterly reports on Form 10-Q. Fees for audit services billed also consisted of fees for the assessment of the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Deloitte billed approximately $31,000 for fiscal 2007 and $26,100 for fiscal 2006 for audit-related services. Audit-related services included: (i) the audit of our 401(k) plan; and (ii) consultation on various accounting matters.

Tax Fees

Deloitte billed a total of approximately $43,000 for fiscal 2007 and $34,960 for fiscal 2006 for tax services. Tax services included approximately: (i) $33,500 for fiscal 2007 and $34,960 for fiscal 2006 for tax compliance services, which included consultation for the preparation of our federal, state and local tax returns; and (ii) $9,500 for fiscal 2007 and $0 for fiscal 2006 for tax consulting services.

All Other Fees

Deloitte did not bill us for any other services for fiscal 2007 and fiscal 2006.

What is our policy regarding pre-approval of audit and non-audit services performed by Deloitte?

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by us or a designated member of our committee, whose decisions must be reported to us at our next meeting. Pre-approval must be obtained before Deloitte performs the services but cannot be obtained more than one year before performance begins. Approval can be for general classes of permitted services such as annual audit services or tax consulting services. The permitted services, the dates of the engagement and the estimated fees for such services, must be approved by the Audit and Finance Committee in accordance with these procedures before performance begins.

CORPORATE GOVERNANCE GUIDELINES AND CORPORATE CODE OF CONDUCT

Our Corporate Governance Guidelines and our Corporate Code of Conduct, which applies to all of our employees, including our Chief Executive Officer, Chief Operating and Chief Financial Officer and Controller, are available on our website at www.williams-sonomainc.com. Each is also available in print to any shareholder who requests it. To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions under our Corporate Code of Conduct. We intend to disclose any amendment to, or waivers of, the provisions of our Corporate Code of Conduct that affect our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions by posting such information on our website at www.williams-sonomainc.com.

CERTIFICATIONS

The certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on May 30, 2007. The certifications of our Chief Executive Officer and Chief Financial Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended January 28, 2007 were submitted to the SEC on March 29, 2007 with our Annual Report on Form 10-K.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of W. Howard Lester, our Chairman of the Board of Directors and Chief Executive Officer, and James A. McMahan, a Director Emeritus, both of whom are significant shareholders. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 1 financed the construction of this distribution facility through the sale of a total of $9,200,000 of industrial development bonds in 1983 and 1985. Annual principal payments and monthly interest payments are required through maturity in December 2010. The Partnership 1 industrial development bonds are collateralized by the distribution facility and the individual partners guarantee the bond repayments. As of February 3, 2008, $929,000 was outstanding under the Partnership 1 industrial development bonds.

We made annual rental payments in fiscal 2007, fiscal 2006 and fiscal 2005 of approximately $618,000, plus interest on the bonds calculated at a variable rate determined monthly (approximately 3.4% as of February 3,

2008), applicable taxes, insurance and maintenance expenses. Although the current term of the lease expires in August 2008, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of W. Howard Lester, James A. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties.

Partnership 2 financed the construction of this distribution facility and related addition through the sale of a total of $24,000,000 of industrial development bonds in 1990 and 1994. Quarterly interest and annual principal payments are required through maturity in August 2015. The Partnership 2 industrial development bonds are collateralized by the distribution facility and require us to maintain certain financial covenants. As of February 3, 2008, $11,893,000 was outstanding under the Partnership 2 industrial development bonds.

We made annual rental payments of approximately $2,591,000, $2,585,000 and $2,600,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2007, fiscal 2006 and fiscal 2005, respectively. Although the current term of the lease expires in August 2008, we are obligated to renew the operating lease on an annual basis until these bonds are fully repaid.

The two partnerships described above qualify as variable interest entities under Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities," due to their related party relationship to us and our obligation to renew the leases until the bonds are fully repaid. Accordingly, the two related party variable interest entity partnerships from which we lease our Memphis-based distribution facilities are consolidated by us. As of February 3, 2008, our consolidated balance sheet includes $16,995,000 in assets (primarily buildings), $12,822,000 in debt and $4,173,000 in other long-term liabilities. Consolidation of these partnerships does not have an impact on our net income.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our stock with the SEC. We believe that during fiscal 2007, our directors, officers and more than 10% shareholders complied with all Section 16(a) filing requirements based on their filings with the SEC and information provided to us by them.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of March 31, 2008, by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director nominee;
- the named executive officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each shareholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% holders is derived from the most recently available 13G filings. The options to purchase our stock listed below are currently exercisable or are exercisable within 60 days of March 31, 2008.

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership Shares	Options	Percent of Class(1)
FMR LLC 82 Devonshire Street Boston, MA 02109	—	13,254,370(2)	—	12.57%
James A. McMahan 2237 Colby Avenue Los Angeles, CA 90064	Director Emeritus	10,872,522(3)	21,000	10.33%
Harbinger Capital Partners Master Fund I., Ltd., et al Cayman Islands c/o International Fund Services (Ireland) Limited, 3rd Floor Bishop's Square, Redmond's Hill Dublin 2, Ireland	—	9,861,281(4)	—	9.35%
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	—	8,395,000(5)	—	7.96%
W. Howard Lester	Chairman and Chief Executive Officer	7,267,359(6)	715,000	7.52%
Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	—	6,769,800(7)	—	6.42%
Patrick J. Connolly	Director and Executive Vice President, Chief Marketing Officer	894,742(8)	714,000	1.52%
Laura J. Alber	President	9,743(9)	410,600	*
Sharon L. McCollam	Executive Vice President, Chief Operating and Chief Financial Officer	4,881(10)	331,000	*
David M. DeMattei	Group President, Williams-Sonoma, Williams-Sonoma Home and West Elm	1,588(11)	194,000	*
Dean Miller	Executive Vice President, Chief Supply Chain Officer	—	105,400	*

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership		Percent of Class(1)
		Shares	Options	
Adrian D.P. Bellamy	Director	42,612	141,750	*
Adrian T. Dillon	Director	7,600	36,750	*
Anthony A. Greener	Director	2,250	6,750	*
Ted W. Hall	Director	2,250	6,750	*
Michael R. Lynch	Director	2,300	130,750	*
Richard T. Robertson	Director	6,500(12)	123,250	*
David B. Zenoff	Director	11,000	32,250	*
All current executive officers and directors as a group (14 persons)	—	8,253,128(13)	3,019,050	10.69%

* Less than 1%.

(1) Assumes exercise of stock options currently exercisable or exercisable within 60 days of March 31, 2008 by the named individual into shares of our common stock. Based on 105,454,295 shares outstanding as of March 31, 2008.

(2) The information above and in this footnote is based on information taken from the Schedule 13G of FMR LLC, filed with the Securities and Exchange Commission on February 14, 2008. FMR LLC has sole voting power over 770 shares of our common stock. In addition, FMR LLC is a parent holding company as defined under Rule 13d-1(b)(ii)(G) of the Securities and Exchange Act of 1934, as amended, and accordingly is deemed the beneficial owner with sole dispositive power over 13,254,370 shares of our common stock beneficially owned through multiple entities to which it is a direct or indirect parent. Edward C. Johnson 3rd, as chairman of FMR LLC, has sole dispositive power over 13,254,370 shares of our common stock, and members of the Johnson family, directly or through trusts, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(3) The information above and in this footnote is based on information taken from the Schedule 13G of James A. McMahan, filed with the Securities and Exchange Commission on February 7, 2008.

(4) The information above and in this footnote is based on information taken from the Schedule 13G of Harbinger Capital Partners Master Fund I, Ltd., filed with the Securities and Exchange Commission on February 11, 2008. Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Offshore Manager, L.L.C. and HMC Investors, L.L.C. have shared voting and dispositive power over 5,835,964 shares of our common stock. Harbinger Capital Partners Special Situations Fund, L.P., Harbinger Capital Partners Special Situations GP, L.L.C. and HMC – New York, Inc. have shared voting and dispositive power over 4,025,317 shares of our common stock. Herbert Management Corporation, Philip Falcone, Raymond J. Harbert and Michael D. Luce have shared voting and dispositive power over 9,861,281 shares of our common stock. Harbinger Capital Partners NY, LLC has shared voting and dispositive power over 5,761,035 shares of our common stock.

(5) The information above and in this footnote is based on information taken from the Schedule 13G of Capital World Investors, filed with the Securities and Exchange Commission on February 11, 2008. Capital World Investors has sole voting power over 3,790,000 shares of our common stock and sole dispositive power over 8,395,000 shares of our common stock. Capital Research and Management Company (CRMC) manages assets through two investment divisions, Capital Research Global Investors (CRGI) and Capital World Investors (CWI). In the Schedule 13G of CRMC, filed with the Securities and Exchange Commission on February 11, 2008, CRMC has reported that CRGI and CWI make independent investment and proxy voting decisions and, therefore, file separate ownership reports on Schedule 13G reflecting December 31, 2007 holdings in lieu of a CRMC filing.

(6) Mr. Lester owns $16,898 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 31, 2008. The number of shares listed in the table includes 697 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $24.24, the closing price of Williams-Sonoma, Inc. common stock on March 31, 2008.

(7) The information above and in this footnote is based on information taken from the Schedule 13G of Capital Research Global Investors, filed with the Securities and Exchange Commission on February 11, 2008. Capital Research Global Investors has sole voting and dispositive power over 6,769,800 shares of our common stock. Capital Research and Management Company (CRMC) manages assets through two investment divisions, Capital Research Global Investors (CRGI) and Capital World Investors (CWI). In the Schedule 13G of CRMC, filed with the Securities and Exchange Commission on February 11, 2008, CRMC has reported that CRGI and CWI make independent investment and proxy voting decisions and, therefore, file separate ownership reports on Schedule 13G reflecting December 31, 2007 holdings in lieu of a CRMC filing.

(8) Mr. Connolly owns $684,658 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 31, 2008. The number of shares listed in the table includes 28,245 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $24.24, the closing price of Williams-Sonoma, Inc. common stock on March 31, 2008.

(9) Ms. Alber owns $187,692 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 31, 2008. The number of shares listed in the table includes 7,743 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $24.24, the closing price of Williams-Sonoma, Inc. common stock on March 31, 2008.

(10) Ms. McCollam owns $108,616 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 31, 2008. The number of shares listed in the table includes 4,481 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $24.24, the closing price of Williams-Sonoma, Inc. common stock on March 31, 2008.

(11) Mr. DeMattei owns $38,499 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 31, 2008. The number of shares listed in the table represents 1,588 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $24.24, the closing price of Williams-Sonoma, Inc. common stock on March 31, 2008.

(12) Includes 4,400 shares owned by Mr. Robertson's wife.

(13) The directors and officers as a group own $1,043,699 in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, as of March 31, 2008. The number of shares listed in the table includes 43,057 shares held in the Williams-Sonoma, Inc. Stock Fund. This number was calculated by dividing the amount owned in the Williams-Sonoma, Inc. Stock Fund by $24.24, the closing price of Williams-Sonoma, Inc. common stock on March 31, 2008.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of February 3, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	10,070,458	$25.33	5,822,757
Equity compensation plans not approved by security holders(2)	678,961	$22.22	—
Total	10,749,419	$25.13	5,822,757

(1) This reflects our 1993 Stock Option Plan and 2001 Long-Term Incentive Plan and includes 831,800 outstanding restricted stock units granted pursuant to the 2001 Long-Term Incentive Plan.

(2) This reflects our 2000 Nonqualified Stock Option Plan.

2000 Nonqualified Stock Option Plan

In July 2000, our Compensation Committee approved the 2000 Nonqualified Stock Option Plan, or the 2000 Plan. The 2000 Plan provides for the grant of nonqualified stock options to employees who are not officers or members of our Board, and persons who have accepted employment and actually become employees within 120 days of such acceptance. The plan administrator determines when options granted under the 2000 Plan may be exercised, except that no options may be exercised less than six months after grant, except in the case of the death or disability of the optionee. Options granted under the 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the option on the date of grant. The 2000 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under "cashless exercise" programs or, if permitted by the plan administrator, promissory notes. In the event that we dissolve, liquidate, reorganize, merge or consolidate with one or more corporations as a result of which we are not the surviving corporation, or we sell substantially all of our assets or more than 80% of our then-outstanding stock, the 2000 Plan provides that the plan administrator will provide for one or more of the following: (i) each outstanding option will fully vest and become exercisable; (ii) the successor will assume or substitute for the options; (iii) the 2000 Plan will continue; or (iv) each outstanding option will be exchanged for a payment in cash or shares equal to the excess of the fair market value of our common stock over the exercise price. No future awards will be granted from the 2000 Nonqualified Stock Option Plan or the 1993 Stock Option Plan.

SHAREHOLDER PROPOSALS

How can shareholders submit a proposal for inclusion in our Proxy Statement for the 2009 Annual Meeting?

To be included in our Proxy Statement for the 2009 Annual Meeting, shareholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than January 15, 2009.

How can shareholders submit proposals to be raised at the 2009 Annual Meeting that will not be included in our Proxy Statement for the 2009 Annual Meeting?

To be raised at the 2009 Annual Meeting, shareholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws, a shareholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the shareholder wishes to raise at our Annual Meeting. To be timely, the notice must be received by our Secretary not less than 45 days or more than 75 days prior to the first anniversary of the date of the mailing of proxy materials for the preceding year's Annual Meeting. Since this Proxy Statement is being mailed to you on or about May 15, 2008, shareholder proposals must be received by our Secretary at our principal executive offices between March 1, 2009 and March 31, 2009 in order to be raised at our 2009 Annual Meeting.

What if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting?

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, shareholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Restated Bylaws, if the date of the 2009 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, shareholder proposals to be brought before the 2009 Annual Meeting must be delivered not later than the close of business on the later of the 90th day prior to the 2009 Annual Meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by us.

What if the number of directors to be elected to our Board is increased?

In the event that the number of directors to be elected to our Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board at least 55 days prior to the anniversary date of this year's Annual Meeting, or March 20, 2009, a notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered no later than the close of business on the 10th day following the day on which we first make such public announcement.

Does a shareholder proposal require specific information?

With respect to a shareholder's nomination of a candidate for our Board, the shareholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and our Nominations and Corporate Governance Committee Report about both the nominee and the shareholder making the nomination. With respect to any other business that the shareholder proposes, the shareholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

What happens if we receive a shareholder proposal that is not in compliance with the time frames described above?

If we receive notice of a matter to come before the 2009 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Where should shareholder proposals be sent?

Shareholder proposals should be sent to: Secretary, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

PERFORMANCE GRAPH

This graph compares the cumulative total shareholder return for our common stock with those for the CRSP Index for the NYSE and the CRSP Index for the NASDAQ Retail Trade Stocks, our peer group index. Our peer group includes over 150 companies. The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

Comparison of Five-Year Cumulative Total Returns of Williams-Sonoma, Inc.
CRSP* Index for the NYSE (U.S. Companies) and
CRSP Index for NASDAQ Retail Trade Stocks



$400
$300
$200
$100
$0
189.0
185.2
119.4
01/31/2003
01/30/2004
01/28/2005
01/27/2006
01/26/2007
02/01/2008

■ Williams-Sonoma, Inc
★ NYSE (U.S. Companies)
▲ NASDAQ Retail Trade Stocks

	1/31/03	1/30/04	1/28/05	1/27/06	1/26/07	2/1/08
Williams-Sonoma, Inc.	100.0	135.7	145.9	171.6	146.3	119.4
NYSE Stock Market	100.0	133.9	144.3	164.5	188.6	189.0
NASDAQ Retail Trade	100.0	146.6	175.6	190.4	203.8	185.2

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are re-weighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all Series was set to $100.00 on 1/31/03.

---

* Center for Research in Security Prices, University of Chicago Graduate School of Business.

AVAILABILITY OF PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K

Pursuant to new SEC rules, we have elected to provide access to our proxy materials by sending you this full set of proxy materials and by notifying you of the availability of our proxy materials on the Internet. Copies of this proxy statement and our Annual Report on Form 10-K, including the financial statements for fiscal 2007 as filed with the SEC, are available at our website at www.williams-sonomainc.com and upon written request and without charge to any shareholder by writing to: Annual Report Administrator, Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
May 15, 2008

EXHIBIT A

WILLIAMS-SONOMA, INC.

COMPENSATION COMMITTEE CHARTER

(as amended and restated on March 15, 2006)

PURPOSE

The purpose of the Compensation Committee of the Board of Directors of Williams-Sonoma, Inc. (the "Company") is to: (i) assist the Board of Directors in discharging its responsibilities relating to oversight of the compensation of the Company's Chief Executive Officer, other executive officers, and directors; (ii) administer the Company's incentive compensation and other equity-based plans (the "Plans") and make grants under them; (iii) oversee the Company's compensation policies, plans, and benefits programs generally, and (iv) in the case of the Williams-Sonoma, Inc. Associate Stock Incentive Plan (the "ASIP"), which is not considered one of the Plans as defined above, the Compensation Committee's sole responsibility shall be to amend the ASIP as provided below. In addition, the Compensation Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribes.

COMPOSITION

The Compensation Committee shall consist of not less than two (2) independent members of the Company's Board of Directors. The members of the Compensation Committee are appointed by the Board of Directors upon the recommendation of the Nominations and Corporate Governance Committee and serve at the discretion of the Board of Directors. The Board of Directors shall designate one member of the Compensation Committee to serve as the chairperson.

Members of the Compensation Committee must meet the following criteria:

- Each member will be an independent director, as defined by: (i) the rules of the New York Stock Exchange; and (ii) the rules of the Securities and Exchange Commission ("SEC").
- Each member will be an "Outside Director" as such term is defined with respect to Section 162(m) of the Internal Revenue Code of 1986, as amended.
- Each member will be a "non-employee" director as defined under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Determinations as to whether a particular director satisfies the requirements for membership on the Compensation Committee shall be made by the Board of Directors.

RESPONSIBILITIES

The responsibilities of the Compensation Committee shall include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives, and reviewing and approving the level of compensation, including base salary, bonus, equity compensation, and any other benefits to be provided to the Chief Executive Officer based on this evaluation. In determining the long-term incentive component of the Chief Executive Officer's compensation, the Compensation Committee shall consider such factors as the Company's performance and relative shareholder return, the value of similar incentive awards given to Chief Executive Officers of comparable companies, and the awards given to the Company's Chief Executive Officer in past years. Such review and approval shall be made without the presence of the Chief Executive Officer.

- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, compensation for executive officers other than the Chief Executive Officer.
- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, general compensation goals and guidelines for the Company's employees.
- Reviewing, making recommendations to the Board of Directors regarding, and approving, as appropriate, the compensation policy for the non-employee directors of the Company.
- Approving and authorizing amendments to the ASIP, the Plans, and the Company's other benefit programs to the extent such amendment authority has been delegated to the Compensation Committee by the Board of Directors.
- Acting as the Administrator (as defined under each Plan) and administering, within the authority delegated by the Board of Directors, the Company's Plans. In its administration of the Plans, the Compensation Committee may: (i) grant stock options or stock purchase rights to individuals eligible for such grants (including, to the extent relevant, grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder); (ii) amend such stock options or stock purchase rights; and (iii) take all other actions permitted under the Plans. The Compensation Committee may delegate to two or more directors of the Company the authority to make grants and awards to any non-executive officer of the Company under such of the Plans as the Compensation Committee deems appropriate in accordance with the terms of such Plans. The Compensation Committee also shall review and make recommendations to the Board of Directors with respect to changes in the number of shares reserved for issuance under those Plans.
- Preparing a compensation committee report on executive compensation as required by the SEC to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC.
- As appropriate, obtaining advice and assistance from independent counsel or other advisors, including, without limitation, any compensation consultant to be used by the Company or the Compensation Committee in the evaluation of Chief Executive Officer, executive officer, other officer, employee or director compensation.
- Conducting an annual evaluation of the Compensation Committee's own performance.

MEETINGS

The Compensation Committee shall meet as often as it determines, but not less frequently than two (2) times each year. The members of the Compensation Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter; provided, however, that the Chief Executive Officer may not be present during the voting on or deliberations regarding the Chief Executive Officer's compensation.

MINUTES

The Compensation Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS

The Compensation Committee will report to the Board of Directors on a periodic basis and make such recommendations with respect to any of the above matters as the Compensation Committee deems necessary or appropriate.

COMPENSATION

Members of the Compensation Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board of Directors in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board of Directors.

DELEGATION OF AUTHORITY

The Compensation Committee may form and delegate authority to subcommittees when appropriate.

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EXHIBIT B

WILLIAMS-SONOMA, INC.

NOMINATIONS AND CORPORATE GOVERNANCE COMMITTEE CHARTER

(as amended and restated on March 15, 2006)

PURPOSE

The Nominations and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") acts on behalf of and with the concurrence of the Board with respect to matters relating to the composition and membership of the Board and the Board's governance responsibilities.

COMPOSITION

The Committee shall be comprised entirely of independent members of the Company's Board. The exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. The members of the Committee shall be appointed by the Board. Committee members may be removed or replaced by the Board.

The members of the Committee shall meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission.

COMMITTEE PURPOSE AND RESPONSIBILITIES

The Committee's primary purpose and responsibilities are to:

- In consultation with the Chairman of the Board, periodically review and recommend to the Board suitable revisions to the Board's guidelines on corporate governance, which are updated periodically.
- Annually consider and review with the Board the appropriate skills and characteristics required of prospective Board members in light of the then-current composition of the Board.
- Identify individuals qualified to become Board members, consistent with criteria approved by the Board.
- Assist the Chairman of the Board and the Board in general with screening potential Board candidates, meet with potential Board candidates and, as appropriate, participate in the recruitment of potential Board members, consistent with the procedures prescribed by the Board's guidelines on corporate governance.
- As appropriate, use its sole authority to retain and terminate any search firm to be used to identify director candidates, including its sole authority to approve the search firm's fees and other retention terms.
- Select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders.
- Consider director nominees recommended and properly submitted by the Company's shareholders in accordance with the Committee's Shareholder Recommendations Policy.
- Annually evaluate the performance of the Company's Chief Executive Officer, annually oversee evaluation of the performance of the Board and the Company's management and provide a report with respect to this performance to the members of the Board, together with recommended performance enhancements.
- Periodically assess the Board's meeting schedule and evaluate the effectiveness of meeting agendas. Subsequently prepare recommendations to the Chairman of the Board and Chief Executive Officer regarding suggested modifications in the schedule of Board meetings and suggested topics to be covered at future meetings.
- Conduct an annual performance evaluation of the Committee.

MEETINGS

The Nominations and Corporate Governance Committee will set its own schedule and will meet periodically, but not less frequently than at least one (1) time each year. The members of the Committee may invite the Chief Executive Officer or any other person to attend meetings as appropriate and consistent with this charter.

MINUTES

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS

The Committee will report to the Board on a periodic basis and make such recommendations with respect to any of the above matters as the Committee deems necessary or appropriate.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as Committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

DELEGATION OF AUTHORITY

The Committee may form and delegate authority to subcommittees when appropriate.

EXHIBIT C

WILLIAMS-SONOMA, INC.

AUDIT AND FINANCE COMMITTEE CHARTER

(as amended and restated on November 1, 2007)

PURPOSE

The Audit and Finance Committee (the "Committee") is created by the Board of Directors (the "Board") of Williams-Sonoma, Inc. (the "Company") to:

- Oversee:
  - the integrity of the financial statements of the Company;
  - the qualifications, independence, performance and retention of the Company's independent auditor;
  - the performance of the Company's internal audit function; and
  - compliance by the Company with legal and regulatory requirements;
- Prepare the Committee report that the Securities and Exchange Commission (the "SEC") rules require to be included in the Company's annual proxy statement; and
- Oversee the financial impact of selected strategic initiatives of the Company and review selected financing, dividend and stock repurchase policies and plans.

COMPOSITION

The Committee shall be comprised of not less than three independent members of the Company's Board. Subject to the foregoing, the exact number of members of the Committee shall be fixed and may be changed from time to time by resolution duly adopted by the Board. Committee members shall not simultaneously serve on the audit committees of more than two other public companies. The members of the Committee shall be appointed by the Board on the recommendation of the Nominations and Corporate Governance Committee. Committee members may be replaced by the Board. Unless a Chair is appointed by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The members of the Committee shall meet the independence and experience requirements of the New York Stock Exchange, Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations of the SEC. Each member of the Committee must be financially literate, as such qualification is interpreted by the Company's Board, or must become financially literate within a reasonable period of time after his or her appointment to the Committee. At least one member of the Committee shall have accounting or related financial management expertise, as the Company's Board interprets such qualification in its business judgment.

COMMITTEE AUTHORITY AND RESPONSIBILITIES

- The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of (including resolution of disagreements between management and the independent auditor regarding financial reporting) any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services. The independent auditor shall report directly to the Committee.
- The Committee shall pre-approve all auditing services and permitted non-audit services (including the fees and terms for those services) to be performed for the Company by its independent auditor, subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which services are approved by the Committee prior to the completion of the audit.

- The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.
- The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.
- The Committee shall make regular reports to the Board, which reports shall include any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, the performance of the internal audit function, and any other matters that the Committee deems appropriate or is requested to be included by the Board.
- The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review the Committee's own performance.

In addition to the responsibilities outlined elsewhere in this Charter, the Committee shall perform such other specific functions as the Company's Board may from time to time direct, and make such investigations and reviews of the Company and its operations as the Chief Executive Officer or the Board may from time to time request.

The Committee shall:

Financial Statement and Disclosure Matters

- Review and discuss with management and the independent auditor the annual audited financial statements and quarterly financial statements, including disclosures made in "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC.
- Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including the review of (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; and (b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.
- Review and discuss quarterly reports from the independent auditors on:
  - All critical accounting policies and practices to be used.
  - All alternative treatments of financial information within generally accepted accounting principles ("GAAP") that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor.
  - Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
- Discuss with management the Company's earnings press releases, including the proposed use of any "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to investors. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

- Discuss with management and the independent auditor the effect on the Company's financial statements of regulatory and accounting initiatives as well as off-balance sheet arrangements, contractual obligations and contingent liabilities and commitments.
- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
- Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any problems or difficulties encountered in the course of the audit work and management's response thereto, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.
- Review disclosures made to the Committee by the Company's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

Oversight of the Company's Relationship with the Independent Auditor

- Review and evaluate the lead partner of the independent auditor team.
- Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) all relationships between the independent auditor and the Company (for purposes of assessing the auditor's independence). Evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence, and taking into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the independent auditor to the Board.
- Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.
- Set clear policies for the Company's hiring of employees or former employees of the independent auditor who participated in any capacity in the audit of the Company.
- Consider discussing with the national office of the independent auditor material issues on which they were consulted by the Company's audit team and matters of audit quality and consistency.
- Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Company's Internal Audit Function

- Review the appointment and replacement of the senior internal auditing executive.
- Review the significant reports to management prepared by the internal auditing department and management's responses and subsequent follow-up on the responses.
- Discuss with the independent auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Oversight of the Company's Information Technology Systems to Support the Company's Internal Controls

- Discuss with the senior information technology executive and the Company's Chief Financial Officer at least once each year the sufficiency of company systems to support effective internal controls and any recommended changes in the information technology department's priorities and projects planned for improving such systems.
- Review reports to management, if any, prepared by the Company's information technology department relating to systems' integrity and security, and subsequent follow-up on the responses.

Compliance Oversight Responsibilities

- Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act (relating to audit discoveries of illegal acts) has not applied.
- Obtain reports from management, the Company's senior internal auditing executive and the independent auditor that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct and Ethics Policy. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Conduct and Ethics Policy.
- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.
- Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Oversight of Strategic Initiatives

- As it deems appropriate, review the financial impact on the Company of selected strategic initiatives.

Dividend Policy and Share Repurchases

- As it deems appropriate, develop and recommend dividend policies and recommend to the Board dividend payments to be made to the Company's shareholders.
- As it deems appropriate, develop, monitor and recommend to the Board the adoption, implementation and continuation of the Company's stock repurchase programs.

Financings and Borrowings

- As it deems appropriate, review the terms and conditions of material financing plans, including the issuance of securities or corporate borrowings, and make recommendations to the Board on such financings.

Qualified Legal Compliance Committee

- Act as the Company's Qualified Legal Compliance Committee ("QLCC") for the purposes of internal and external attorney reporting under SEC rules. The Committee also shall establish procedures for confidential receipt, retention and consideration of any attorney report to the QLCC.

Limitation of Committee's Role

- While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.
- It is recognized that members of the Committee are not full-time employees of the Company, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which the Committee receives information and (ii) the accuracy of the financial and other information provided to the Committee, in either instance absent actual knowledge to the contrary.

MEETINGS

- The Committee shall keep regular minutes of its meetings. Meetings and actions of the Committee shall be governed by, and held and taken in accordance with, the provisions of Article III, Section 3.9 of the Company's Restated Bylaws.
- The Committee shall meet as often as it determines, but not less frequently than four times per year.
- The Committee shall meet at least annually with management, the internal auditors, and the independent auditors in separate executive sessions. The Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

COMPENSATION

Members of the Committee shall receive such fees, if any, for their service as committee members as may be determined by the Board in its sole discretion. Fees may be paid in such form of consideration as is determined by the Board.

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Directors and Executive Officers

W. Howard Lester
Chairman of the Board of Directors and Chief Executive Officer

Adrian D. P. Bellamy
Director
Chairman and Director of Reckitt Benckiser PLC
Director, Gap Inc.

Patrick J. Connolly
Director and Executive Vice President, Chief Marketing Officer

Adrian T. Dillon
Director
Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc.

Anthony A. Greener
Director
Chairman, Qualifications and Curriculum Authority

Ted W. Hall
Director
General Partner, Long Meadow Ranch
Managing Director, Mayacamas Associates

Michael R. Lynch
Director
Senior Managing Director, GSC Group

Richard T. Robertson
Director
Senior Advisor, Warner Bros. Television Group

Dr. David B. Zenoff
Director
President, David B. Zenoff and Associates, Inc.

Laura J. Alber
President

David M. DeMattei
Group President, Williams-Sonoma, Williams-Sonoma Home and West Elm

Seth R. Jaffe
Senior Vice President, General Counsel and Secretary

Sharon L. McCollam
Executive Vice President, Chief Operating and Chief Financial Officer

Directors Emeriti

Charles E. Williams
Founder and Director Emeritus

James A. McMahan
Director Emeritus

Corporate Information

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Stock Exchange Listing
New York Stock Exchange
Symbol: WSM

Corporate Website
www.williams-sonomainc.com

Shareholder/Investor Information
www.williams-sonomainc.com/inv

Annual Meeting
The annual meeting of shareholders of Williams-Sonoma, Inc. will be held Wednesday, June 11, 2008, starting at 9:00 a.m. Pacific Time at Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Telephone: 800-468-9716
www.wellsfargo.com/shareownerservices

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Trademarks
Pottery Barn, pottery barn kids, PBteen, west elm, Williams-Sonoma and Williams-Sonoma Home are trademarks of Williams-Sonoma, Inc.

END